

2022
ANNUAL REPORT
THE GOODYEAR TIRE & RUBBER COMPANY

Goodyear is one of the world's leading tire companies, with one of the most recognizable brand names. It develops, manufactures, markets and distributes tires for most applications and manufactures and markets rubber-related chemicals for various uses. The company also has established itself as a leader in providing services, tools, analytics and products for evolving modes of transportation, including electric vehicles, autonomous vehicles and fleets of shared and connected consumer vehicles. Goodyear was the first major tire manufacturer to offer direct-to-consumer tire sales online and offers a proprietary service and maintenance platform for fleets of shared passenger vehicles. Through its worldwide network of aligned dealers and wholesale distributors and its own retail outlets and commercial truck centers, Goodyear offers its products for sale to consumer and commercial customers, along with repair and other services. It is one of the world's largest operators of commercial truck service and tire retreading centers and offers a leading service and maintenance platform for commercial fleets. Goodyear is annually recognized as a top place to work and is guided by its corporate responsibility framework, Goodyear Better Future, which articulates the company's commitment to sustainability. Goodyear manufactures its products in 57 facilities in 23 countries and has operations in most regions of the world. Its two Innovation Centers in Akron, Ohio, and Colmar-Berg, Luxembourg, strive to develop state-of-the-art products and services that set the technology and performance standard for the industry.

THE GOODYEAR TIRE & RUBBER COMPANY

200 Innovation Way
Akron, Ohio 44316-0001
www.goodyear.com

ON THE COVER

In 2022, the Goodyear Blimp toured Europe for the third consecutive year, flying over five major racing events including the 24 Hours of Le Mans and soaring above major cities, giving fans a chance to spot the Blimp in the sky.

Pictured on the cover is the Goodyear Blimp flying over the mountains of Slovenia on its way to the 6 Hours of Monza race.

GOOD/YEAR

FINANCIAL OVERVIEW

(in millions, except per share and associates)	YEAR ENDED DEC. 31 2022		YEAR ENDED DEC. 31 2021	
Net Sales	$	20,805	$	17,478
Gross Profit	$	3,852	$	3,786
Goodyear Net Income	$	202	$	764
– Per Diluted Share	$	0.71	$	2.89
Weighted Average Shares Outstanding – Basic		284		261
– Diluted		286		264
Segment Operating Income	$	1,276	$	1,288
Segment Operating Margin		6.1%		7.4%
Gross Margin		18.5%		21.7%
Return on Sales		1.0%		4.4%
Capital Expenditures	$	1,061	$	981
Research and Development Expenditures	$	501	$	473
Tire Units Sold		184.5		169.3
Total Assets	$	22,431	$	21,402
Total Debt*	$	7,890	$	7,397
Goodyear Shareholders' Equity	$	5,300	$	4,999
Total Shareholders' Equity	$	5,466	$	5,184
Debt to Debt and Equity		59.1%		58.8%
Number of Associates		74,000		72,000
Price Range of Common Stock: – High	$	24.17	$	24.89
– Low	$	9.66	$	10.02

* Total debt includes Notes payable and overdrafts, Long term debt and finance leases due within one year, and Long term debt and finance leases.

CONTENTS

This Annual Report contains a number of forward-looking statements. For more information, please see page 31.

TO OUR SHAREHOLDERS

Over the course of 2022, we continued to face challenges driven by historic global events, including the conflict in Ukraine and extraordinary levels of inflation in many of our key markets around the world. In 2023, we will celebrate 125 years as a company and a leader in our industry. And despite the tumultuous macroeconomic environment, it is with this milestone that we find purpose and pride as we look forward with conviction to the future.

During 2022, we grew share and delivered stable earnings on robust revenue growth. Net sales increased 19% to $20.8 billion, driven by strong revenue-per-tire growth from actions taken to combat inflation. Results include replacement volume growth of 7% compared to an industry that declined 2%, reflecting the benefit of a full year of Cooper Tire's operations. We grew original equipment volumes 15% compared to an industry that grew 5%, reflecting continued industry recovery and new fitment wins. Segment operating income was $1.3 billion, in line with prior year results. The benefits of price/mix and volume growth, including the effect of Cooper Tire earnings, offset substantial increases in raw material and other input costs for stable earnings compared to 2021.

While we executed well in 2022, we also continued to deliver on our strategy in ways that prepare us for the long term. I'm pleased to share below some of the many ways we moved our business forward.

PRODUCT LEADERSHIP

Thanks to our expansive product portfolio and service offerings, made stronger with the Cooper Tire combination, we continued to anticipate and respond to the mobility and sustainability needs of consumers and fleets.

In the original equipment market, we won 60% of the fitments we sought and increased our wins on electric vehicle fitments versus 2021. This fact demonstrates the strength of our ties with automakers to solve their most complex technical problems, making us a tire supplier of choice. Our deep and evolving experience around tire and



Richard J. Kramer
Goodyear Chairman, Chief Executive Officer & President

vehicle performance will increase the value we bring to original equipment manufacturers as we shape the future of mobility.

The fact that we have one of the best product lineups in Goodyear's history is validated not only by our original equipment win rate, but also by the recognition we receive for our products and services in the replacement market.

In the Americas, we launched three new tires in the Wrangler lineup, including the Steadfast HT, which offers strong wet braking capability. We also continued to add value for our fleets by expanding our commercial truck product line, including debuting the Urban Max BSA EV, which is specifically fitted to electric buses. We also continued to grow our already robust aligned distribution network, including growth in our company-owned outlets. Reflecting our efforts to make Goodyear easy to buy, own and recommend, our Goodyear Auto Service stores were recently recognized by Newsweek for their leading customer service.

In Europe, our replacement product portfolio was recognized by both consumers and third parties. Auto Bild named Goodyear the "Summer Tire Manufacturer of the Year." The Goodyear Eagle F1 Asymmetric 6 won several summer tire tests in the region with its dry performance, wet braking, wet handling and electric vehicle suitability. Among our product launches for commercial customers in Europe was the GP-3E, a tire responding to the needs of wheel loaders, articulated dump trucks and other vehicles crucial to infrastructure development. Our European portfolio also received recognition for sustainability, with the 4Seasons Gen 3 winning "Green Tire 2022" from Auto Bild.

Our product portfolio was recognized by customers and media in Asia Pacific, where we strengthened our aligned distribution to make the tire buying process easier. ElectricDrive won the award for "Best Electric Vehicle Tire Performance" with its wet braking and electric vehicle suitability by Procar. Motor Trend named Assurance ComfortTred as "Comfort Tire of the Year." To enable evolving mobility needs, our commercial business began providing proactive mobility solutions that allow customers to realize seamless, safe, efficient and high-performance movement.

SUSTAINABILITY

During 2022, we made notable progress on several of our bold sustainability goals, including our long-term climate ambition of net-zero greenhouse gas emissions by 2050. We developed our decarbonization roadmap and integrated our near- and long-term climate ambitions into key business processes throughout the company, including an interim goal of reducing Scope 1 and 2 emissions by 46% and certain Scope 3 emissions by 28% by 2030 compared to 2019. Toward this end, our operations in Europe achieved 100% renewable electricity by the end of 2022, and we increased the utilization of renewable electricity to 34% across our footprint – up from 3% in 2020.

We continued to develop sustainable-material options that deliver product performance while meeting our high standards of quality and safety. We recently unveiled a 90% sustainable-material demonstration tire approved for road use, leveraging 17 sustainable ingredients across 12 different tire components. The tire delivers improved rolling resistance, which in turn means the potential for better fuel savings and carbon footprint reduction. We continue to make progress on our path to introduce a 100% sustainable-material tire to the market by 2030.



We also introduced and increased the size availability of the first electric vehicle replacement tire in North America, the ElectricDrive GT, and introduced the first transit and waste-haul tire replacing petroleum-based oil with soybean oil, as we progress toward our 2040 goal to fully replace petroleum-derived oils in our products. Finally, we initiated a multi-year, multimillion dollar program supported by the U.S. Department of Defense to develop a domestic source of natural rubber from a specific species of dandelion.

ADVANCING MOBILITY

In 2022, Goodyear continued its leadership in connected products and services. AndGo by Goodyear, our vehicle servicing software that connects service providers with fleets to increase efficiency, continues to expand its capabilities with more than 30 new features in 2022. With key partners like Toyota and a recent partnership with a world leader in last-mile delivery, AndGo is well on its way to become a top player in the mobility space.

We also announced an industry-first breakthrough in tire intelligence through Goodyear SightLine, our global tire intelligence platform. As part of our ongoing partnership with Gatik, a leader in autonomous middle-mile logistics, Goodyear demonstrated that intelligent tires powered by Goodyear SightLine technology can accurately estimate tire-road friction and provide that information in real time to a vehicle's automated driving system.



This new level of data sophistication can enhance both vehicle safety and performance thanks to input from the only part of a vehicle that touches the ground – the tire. This is part of our ongoing focus on evolving the tire to deliver beyond its core, traditional purpose to also become a nexus of valuable data and information. Goodyear SightLine is soon expected to deploy on select original equipment vehicles, bringing immediate value to the mobility market.



Through our venture fund, Goodyear Ventures, Goodyear is committed to investing in the entrepreneurs who are solving the most pressing challenges in mobility. In 2022, the total number of startups in our portfolio grew by 50% versus the prior year, including investments in Recurrent, Helium and Helm.

Beyond these, we have unlocked strategic learnings in autonomy and mobile car care through our investments in startups and have a robust number of mobility service investments helping us understand new revenue opportunities for Goodyear. Fleets remain key to our growth in commercial and consumer segments, and our learnings alongside startups like Envoy and Revel allow us to evaluate the right products and solutions for the future of mobility.

INSPIRING CULTURE

Goodyear strives to have an inspiring culture, where every associate can develop to their full potential. In 2022, we were honored to receive external recognition both as an employer and as an innovator. For the second time, Forbes named Goodyear one of the "World's Top Female-Friendly Companies." Goodyear also ranked as a Forbes "2022 World's Best Employer" and one of FORTUNE's "World's Most Admired Companies."



U.S. consumers also rated Goodyear one of the "Top 25" most innovative companies and one of the "Top 25" most socially innovative companies, according to the 2022 American Innovation Index (Aii) and Social Innovation Index (Sii). Recognizing the increasing importance of sustainability to the workforce in general, these accolades also help contribute to Goodyear's goal of being the employer of choice in the tire industry.

OUR FUTURE

Our people and our culture are the fabric of our company, and I'm tremendously proud of how our team has acted with agility to serve our customers and communities over the last several years. As I think about the path ahead, and despite the continuing macroeconomic uncertainty that surrounds us today, I am confident in Goodyear's future. Building on our strong history of leadership, we will continue to drive innovation in our industry and lay the foundation for the next 125 years.

On behalf of our dedicated Goodyear associates around the world who exemplify our high standards of quality and performance, thank you for your continued support and trust.

Respectfully submitted,

RICHARD J. KRAMER
Chairman, Chief Executive Officer & President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

All per share amounts are diluted and refer to Goodyear net income.

OVERVIEW

The Goodyear Tire & Rubber Company is one of the world's leading manufacturers of tires, with one of the most recognizable brand names in the world and operations in most regions of the world. We have a broad global footprint with 57 manufacturing facilities in 23 countries, including the United States. We operate our business through three operating segments representing our regional tire businesses: Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific.

This management's discussion and analysis provides comparisons of material changes in the consolidated financial statements for the years ended December 31, 2022 and 2021. For a comparison of the years ended December 31, 2021 and 2020, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in our annual report on Form 10-K for the year ended December 31, 2021.

In January 2023, we approved a rationalization plan and workforce reorganization that will result in an approximately 5% reduction in salaried staff globally, or about 500 positions, in response to a challenging industry environment and cost pressure driven by inflation. In certain foreign countries, relevant portions of the rationalization plan remain subject to consultation with employee representative bodies. We expect to substantially complete the rationalization plan during the first and second quarters of 2023 and estimate total pre-tax charges associated with this action to be approximately $55 million, of which approximately $39 million are expected to be cash charges primarily for associate-related and other exit costs, with the remainder representing non-cash charges primarily for accelerated depreciation and other asset-related charges. We recorded $37 million of pre-tax charges in the fourth quarter of 2022 and expect to record a majority of the remaining charges in the first quarter of 2023. A majority of the cash outflows associated with this plan relate to cash severance payments that are expected to be paid during the first half of 2023. The rationalization and reorganization will result in quarterly run-rate savings of approximately $15 million, beginning in the second quarter of 2023. Savings in the first quarter of 2023 are expected to be $5 million.

In October 2022, we approved a plan to close the Melksham, United Kingdom tire manufacturing facility ("Melksham"), which was acquired in conjunction with the merger between the Company and Cooper Tire. The plan is intended to address long-standing competitiveness issues at Melksham. The plan also (i) consolidates our premium motorcycle tire production in Europe into a single center of excellence based in our Montlucon, France tire manufacturing facility, (ii) discontinues Cooper Tire's European motorsport program and (iii) transfers light truck tire production from the Montlucon facility to other tire manufacturing facilities in Europe. The plan includes approximately 320 job reductions at Melksham. The plan remains subject to consultation with relevant employee representative bodies. We expect to substantially complete this rationalization plan by the end of 2023 and estimate total pre-tax charges associated with this plan to be between $80 million and $90 million, of which $60 million to $70 million are expected to be cash charges primarily for associate-related and other exit costs, with the remainder representing non-cash charges primarily for accelerated depreciation and other asset-related charges. We recorded $34 million of pre-tax charges in 2022 related to this plan. The majority of the remaining charges and cash outflows associated with this plan are expected to occur in 2023.

During the third quarter of 2022, members of the United Steelworkers ratified a new four-year master collective bargaining agreement with us. The new contract, which expires in July 2026, addresses compensation costs while providing operational improvements that increase manufacturing flexibility and productivity for our U.S. plants covered by the agreement.

Results of Operations

On June 7, 2021, we completed the acquisition of Cooper Tire. Since the Closing Date, Cooper Tire's operating results have been incorporated into our consolidated results of operations. For periods that are not fully comparable, we discuss the impact of Cooper Tire's operating results separately up to the point within those periods when consolidated results became comparable.

During 2022, our operating results reflected a difficult macroeconomic environment, including the strengthening of the U.S. dollar against most foreign currencies. Our results also reflect higher input costs mostly offset by price and product mix and the benefits of our acquisition of Cooper Tire. Challenging market conditions persist, driven by the direct and indirect macroeconomic effects of the ongoing COVID-19 pandemic, the conflict in Ukraine and other global events, that continue to negatively influence our results.

Our global businesses are experiencing varying stages of recovery from the pandemic. National and local efforts during the year in certain countries, such as China, to contain the spread of COVID-19 and its related variants, such as renewed stay-at-home orders and other restrictions on mobility, continued to negatively impact economic conditions and our operations. For instance, some of our facilities, including our facilities in Pulandian and Kunshan, China, had to temporarily shut down or limit production at various times throughout the year because of these restrictions.

Increased demand for consumer products, supply chain disruptions and other factors have led to continuing inflationary cost pressures on our results, including higher costs for certain raw materials, higher transportation costs and higher energy costs. Energy cost increases have been more pronounced in Europe driven by the indirect impacts of the conflict in Ukraine. Furthermore, shortages of certain automobile parts, such as semiconductors, continue to affect OE manufacturers' ability to produce consumer and commercial vehicles consistently, although the industry, and our volume, experienced some recovery during the second half of 2022.

We also continue to experience increased labor-related costs and manufacturing inefficiencies associated with the ongoing tight labor supply, particularly in the U.S. To address this issue, we have accelerated hiring as necessary, increased training capacity and started to adjust future investment plans to consider not just the cost, but also the availability of qualified workers.

While most of our global tire manufacturing facilities operated at or near full capacity during 2022, in order to address softening industry demand and prevent the buildup of excess inventory, we reduced production in the fourth quarter of 2022 at most of our tire manufacturing facilities, resulting in a reduction of approximately 3.5 million units compared to production in the fourth quarter of 2021, primarily in Americas and EMEA. Decisions to change production levels in the future will be based on an evaluation of market demand signals and inventory and supply levels, as well as the availability of sufficient qualified labor and our ability to continue to safeguard the health of our associates.

While it remains challenging to operate our business in Ukraine, we were able to resume shipments of tires into the country on a limited basis during the second quarter of 2022 and to expand our shipments during the second half of the year. In addition, we previously suspended all shipments of tires to Russia during the first quarter of 2022 and approved the discontinuation of our Russian operations in January 2023. Goodyear's sales in Ukraine and Russia represented 0.3% and 1.2%, respectively, of our total 2021 net sales of $17.5 billion. We do not have manufacturing operations in either Ukraine or Russia, and we continue to take numerous actions to ensure continuity of supply for raw materials used in manufacturing, some of which are sourced from the impacted area. These actions include increasing our safety stocks when possible, identifying substitutes where appropriate and building alternate supplier relationships where necessary. Nonetheless, the ongoing conflict continues to aggravate the already challenging macroeconomic trends described above, including global supply chain disruptions, higher costs for certain raw materials and higher transportation and energy costs. The situation continues to be very dynamic and we are continually assessing all potential impacts on our associates and business.

Our results for 2022 include a 9.0% increase in tire unit shipments compared to 2021, reflecting the addition of Cooper Tire's operations for the full year, as well as some recovery in OE, including share gains from new OE fitments, despite ongoing supply chain disruptions and shortages. In addition to higher raw material costs, we incurred approximately $890 million of year-over-year incremental costs during 2022 related to inflation and other cost pressures, primarily higher transportation and energy costs, compared to $209 million in 2021.

Net sales were $20,805 million in 2022, compared to $17,478 million in 2021. Net sales increased in 2022 primarily due to global improvements in price and product mix, the addition of incremental net sales from Cooper Tire during the first six months of 2022, higher sales in other tire related businesses, driven by increased third-party chemical sales in Americas, growth in EMEA's Fleet Solutions, higher aviation sales in Americas and EMEA, and increased retail sales in Americas, and higher tire volume in Asia Pacific and EMEA, partially offset by lower tire volume in Americas. These increases were partially offset by unfavorable foreign currency translation, primarily in EMEA and Asia Pacific, driven by the strengthening of the U.S. dollar.

Goodyear net income in 2022 was $202 million, or $0.71 per share, compared to net income of $764 million, or $2.89 per share, in 2021. The decrease in Goodyear net income was primarily due to higher U.S. and Foreign Tax Expense, higher interest expense and higher rationalization charges. Income taxes in 2021 included discrete tax benefits of $340 million related to a reduction in valuation allowances on certain U.S. deferred tax assets primarily for foreign tax credits and $39 million to adjust our deferred tax assets in England for an enacted change in tax rate.

Our total segment operating income for 2022 was $1,276 million, compared to $1,288 million in 2021. The $12 million decrease was primarily due to increased conversion costs of $462 million, higher transportation and import duty costs of $292 million, primarily in Americas and EMEA, and higher Selling, Administrative and General Expense ("SAG") of $96 million, all driven by the inflationary cost trends described above, as well as a favorable indirect tax ruling in Brazil of $69 million in 2021, a favorable settlement of $20 million in 2021 due to a reduction in certain U.S. duty rates on various Cooper Tire commercial tires from China imported into the U.S. during 2019, and unfavorable foreign currency translation of $16 million, primarily in Asia Pacific, driven by the strengthening of the U.S. dollar. These decreases were mostly offset by global improvements in price and product mix of $2,532 million, which more than offset higher raw material costs of $1,885 million, $72 million of amortization expense during the second half of 2021 related to a Cooper Tire fair value step-up in inventory acquired by Goodyear, and higher earnings in other tire-related businesses of $21 million, primarily due to higher aviation sales and retread sales in Americas and EMEA. The remainder of the change was driven by the addition of incremental Cooper Tire operating results during the first six months of 2022. Refer to "Results of Operations — Segment Information" for additional information.

Liquidity

At December 31, 2022, we had $1,227 million of Cash and Cash Equivalents as well as $4,035 million of unused availability under our various credit agreements, compared to $1,088 million and $4,345 million, respectively, at December 31, 2021. The increase in cash and cash equivalents of $139 million was primarily due to net borrowings of $582 million, cash provided by operating activities of $521 million and cash proceeds of $108 million received from a sale and leaseback transaction in Americas in the second quarter of 2022, partially offset by capital expenditures of $1,061 million. Cash provided by operating activities reflects net income for the period of $209 million, which includes non-cash charges for depreciation and amortization of $964 million, non-cash rationalization charges of $129 million, non-cash net pension curtailment and settlement charges of $124 million, and a non-cash gain of $95 million related to the sale and leaseback transaction in Americas, partially offset by cash used for working capital of $689 million, rationalization payments of $95 million and pension contributions and direct payments of $60 million, as well as the impact of other changes to various assets and liabilities on the Balance Sheet. Refer to "Liquidity and Capital Resources" for additional information.

Outlook

The global economy continues to face uncertain macroeconomic conditions, including the ongoing effects of inflation, which have led to higher interest rates and lower consumer confidence. Uncertainties around the availability of energy in Europe have more profoundly affected consumer spending in that region. COVID-19 infections in China are expected to continue to negatively impact consumer spending in that country through the early part of 2023. Although the situation continues to improve, OE manufacturers continue to be affected by shortages of materials and components, limiting vehicle production. The combination of these and other factors have lowered tire industry volumes globally in the fourth quarter of 2022. We expect these soft industry conditions to persist in the first quarter of 2023, especially in Europe, which are expected to reduce our total volume by approximately 5% compared to the first quarter of 2022. Because of this industry softness in Europe, we anticipate segment operating income in EMEA will approach breakeven in the first quarter of 2023 but will return to levels of recent historical performance by the middle of the year.

We expect our raw material costs to increase approximately $200 million in 2023 compared to 2022, including the impact of the stronger U.S. dollar and higher transportation and supplier costs. This net increase includes higher raw material costs of approximately $300 million and $100 million in the first and second quarters of 2023, respectively, and lower raw material costs of approximately $200 million in the second half of the year. We anticipate price and product mix improvements to more than offset raw material cost increases in the first quarter of 2023 by approximately $100 million. Natural and synthetic rubber prices and other commodity prices historically have been volatile, and our raw material costs could change based on future cost fluctuations and changes in foreign exchange rates. We continue to focus on price and product mix, to substitute lower cost materials where possible, to work to identify additional substitution opportunities, to reduce the amount of material required in each tire, and to pursue alternative raw materials to minimize the impact of higher raw material costs.

In addition to higher raw material costs, we expect the impact of other inflationary cost pressures to persist, particularly with respect to transportation, labor and energy costs. We expect the negative impact from non-raw material inflation in the first quarter of 2023 will be approximately $175 million compared with the first quarter of 2022. We continue to focus on actions to offset costs other than raw materials through cost savings initiatives, including rationalization actions, further price actions and improvements in product mix. We also anticipate our first quarter 2023 results will be negatively impacted by our reduced production levels in the fourth quarter of 2022 of approximately 3.5 million tire units. We also plan to reduce our production levels in the first quarter of 2023 by the same number of units as the fourth quarter of 2022, which will impact our second quarter of 2023 results.

For the full year of 2023, we expect working capital to be a source of operating cash flows of approximately $100 million. We anticipate our capital expenditures will be approximately $1.0 billion. Our capital expenditures in 2023 will be focused on projects to modernize certain of our manufacturing facilities and expand others to address anticipated future demand, in addition to capital expenditures to sustain our facilities. We anticipate our cash flows will include rationalization payments of approximately $100 million, as we continue to address our cost structure.

Refer to "Risk Factors" for a discussion of the factors that may impact our business, results of operations, financial condition or liquidity and "Forward-Looking Information — Safe Harbor Statement" for a discussion of our use of forward-looking statements.

RESULTS OF OPERATIONS — CONSOLIDATED

Goodyear net income in 2022 was $202 million, or $0.71 per share, compared to net income of $764 million, or $2.89 per share, in 2021. The decrease in Goodyear net income was primarily due to higher U.S. and Foreign Tax Expense, higher interest expense and higher rationalization charges. Income taxes in 2021 included discrete tax benefits of $340 million related to the reduction in valuation allowances on certain U.S. deferred tax assets primarily for foreign tax credits and $39 million to adjust our deferred tax assets in England for an enacted change in the tax rate. Additionally, our 2021 earnings included the impact of a severe winter storm in the U.S., which was estimated to negatively impact earnings by $54 million ($44 million after-tax and minority).

Net Sales

Net sales in 2022 of $20,805 million increased $3,327 million, or 19.0%, compared to $17,478 million in 2021, primarily due to global improvements in price and product mix of $2,556 million, the addition of an incremental $1,532 million of net sales from Cooper Tire during the first six months of 2022, higher sales in other tire related businesses of $316 million, driven by increased third-party chemical sales in Americas, growth in EMEA's Fleet Solutions, higher aviation sales in Americas and EMEA, and increased retail sales in Americas, and higher tire volume of $41 million in Asia Pacific and EMEA, partially offset by lower tire volume in Americas. These increases were partially offset by unfavorable foreign currency translation of $1,114 million, primarily in EMEA and Asia Pacific, driven by the strengthening of the U.S. dollar. Goodyear worldwide tire unit net sales were $17,886 million and $14,917 million in 2022 and 2021, respectively. Consumer and commercial net sales were $13,163 million and $4,205 million in 2022, respectively. Consumer and commercial net sales were $11,118 million and $3,702 million in 2021, respectively.

The following table presents our tire unit sales for the periods indicated:

	Year Ended December 31,		
(In millions of tires)	**2022**	**2021**	**% Change**
Replacement Units			
United States	62.3	55.3	12.7%
International	81.6	78.8	3.6%
Total	**143.9**	**134.1**	7.3%
OE Units			
United States	10.3	9.6	7.3%
International	30.3	25.6	18.4%
Total	**40.6**	**35.2**	15.4%
Goodyear worldwide tire units	**184.5**	**169.3**	9.0%

The increase in worldwide tire unit sales of 15.2 million units, or 9.0%, compared to 2021, included an increase of 9.8 million replacement tire units, or 7.3%, primarily due to the addition of Cooper Tire's units. OE tire units increased by 5.4 million units, or 15.4%, primarily due to higher vehicle production globally compared to 2021, despite ongoing supply chain disruptions and shortages, and share gains from new OE fitments. Consumer and commercial unit sales in 2022 were 169.0 million and 13.6 million, respectively. Consumer and commercial unit sales in 2021 were 154.2 million and 13.1 million, respectively.

Cost of Goods Sold

Cost of Goods Sold ("CGS") was $16,953 million in 2022, increasing $3,261 million, or 23.8%, from $13,692 million in 2021. CGS was 81.5% of sales in 2022 compared to 78.3% of sales in 2021. CGS in 2022 increased primarily due to higher raw material costs of $1,885 million, the addition of an incremental $1,194 million of CGS from Cooper Tire during the first six months of 2022, which includes a favorable year-over-year impact of $38 million ($29 million after-tax and minority) of amortization expense in 2021 related to the fair value adjustment to the Closing Date inventory of Cooper Tire that was acquired by Goodyear, higher conversion costs of $462 million driven by inflation and higher energy costs, higher costs in other tire-related businesses of $295 million driven by increased third-party chemical and retail sales in Americas and growth in EMEA's Fleet Solutions, higher transportation and import duty costs of $292 million primarily in Americas and EMEA, a favorable indirect tax ruling in Brazil of $69 million in 2021, of which $66 million ($43 million after-tax and minority) related to prior years, higher tire volume of $47 million, and a favorable adjustment of $20 million ($15 million after-tax and minority) in the second half of 2021 due to a reduction in certain U.S. duty rates on various Cooper Tire commercial tires from China imported into the U.S. during 2019. These increases were partially offset by foreign currency translation of $942 million, primarily in EMEA and Asia Pacific, driven by the strengthening of the U.S. dollar, and $72 million ($53 million after-tax and minority) of amortization expense during the second half of 2021 related to the fair value adjustment to the Closing Date inventory of Cooper Tire that was acquired by Goodyear.

CGS in 2022 included pension expense of $22 million compared to $21 million in 2021. CGS in 2022 also included a gain of $14 million ($11 million after-tax and minority) in the first half of 2022 due to a reduction in certain U.S. duty rates on various Cooper Tire commercial tires from China imported into the U.S. during 2020 and a gain of $7 million ($6 million after-tax and minority) in Americas related to insurance recoveries. CGS in 2022 included incremental savings from rationalization plans of $2 million compared to $63 million in 2021.

Selling, Administrative and General Expense

SAG was $2,798 million in 2022, increasing $99 million, or 3.7%, from $2,699 million in 2021. SAG was 13.4% of sales in 2022 compared to 15.4% of sales in 2021. SAG increased primarily due to the addition of incremental SAG from Cooper Tire during the first six months of 2022 and $130 million of cost increases reflecting the inflationary cost trends described above. These increases were partially offset by foreign currency translation of $156 million, primarily in EMEA and Asia Pacific, driven by the strengthening of the U.S. dollar, and lower wages and benefits of $36 million, driven by reduced incentive compensation. SAG in 2022 included pension expense of $15 million compared to $18 million in 2021. SAG in 2022 included incremental savings from rationalization plans of $12 million compared to $9 million in 2021.

SAG and CGS in 2022 included $28 million and $9 million, respectively, of accelerated depreciation and asset write-offs, of which $30 million ($27 million after-tax and minority) in total related to rationalization activities. SAG and CGS in 2021 included a total of $6 million ($4 million after-tax and minority) of transaction costs related to the Cooper Tire acquisition.

Rationalizations

We recorded net rationalization charges of $129 million ($120 million after-tax and minority) in 2022. Net rationalization charges include $37 million for the plan primarily to reduce salaried staff globally, $34 million for the plan to close Melksham, $24 million for a plan to reduce duplicative global SAG headcount and close redundant warehouse locations in Americas as part of our ongoing Cooper Tire integration efforts, $16 million related to the permanent closure of our tire manufacturing facility in Gadsden, Alabama, and $14 million related to the exit of our retail operations in South Africa.

We recorded net rationalization charges of $93 million ($82 million after-tax and minority) in 2021. Net rationalization charges include $38 million in Americas, primarily related to the permanent closure of our tire manufacturing facility in Gadsden, Alabama, $29 million related to a plan to reduce SAG headcount in EMEA, and $26 million related to a plan to modernize two of our manufacturing facilities in Germany.

Upon completion of new plans initiated in 2022, we estimate that annual segment operating income (primarily SAG) will improve by approximately $150 million. The savings realized in 2022 from rationalization plans totaled $14 million ($12 million SAG and $2 million CGS).

For further information, refer to Note to the Consolidated Financial Statements No. 4, Costs Associated with Rationalization Programs.

Interest Expense

Interest expense was $451 million in 2022, increasing $64 million from $387 million in 2021. The increase was primarily due to a higher average debt balance of $8,266 million in 2022 compared to $7,267 million in 2021 and a higher average interest rate of 5.46% in 2022 compared to 5.33% in 2021. Interest expense in 2021 included a $6 million ($5 million after-tax and minority) charge related to the redemption of our former $1.0 billion 5.125% senior notes due 2023.

Other (Income) Expense

Other (Income) Expense was $75 million and $94 million of expense in 2022 and 2021, respectively. The $19 million decrease in expense was primarily due to net gains on asset and other sales of $115 million ($87 million after-tax and minority) in 2022 primarily related to the sale and leaseback transaction in Americas, $50 million ($42 million after-tax and minority) of transaction and other costs related to the Cooper Tire acquisition in 2021, net pension curtailment and settlement charges of $43 million ($32 million after-tax and minority) in 2021, and an out of period adjustment of $7 million ($7 million after-tax and minority) of expense related to foreign currency exchange in Americas in 2021. These decreases were partially offset by net pension curtailment and settlement charges of $124 million ($93 million after-tax and minority) in 2022, $48 million ($44 million after-tax and minority) of interest income related to the favorable indirect tax ruling in Brazil in 2021, $15 million of expense ($11 million after-tax and minority) for intellectual property-related legal claims in 2022, net gains on asset and other sales in 2021 of $12 million ($8 million after-tax and minority) primarily related to the sale of land in Hanau, Germany, and a favorable insurance settlement of $10 million ($8 million after-tax and minority) in 2021. The remainder of the difference is mostly attributable to higher interest income in 2022 compared to 2021, driven by higher interest rates.

For further information, refer to Note to the Consolidated Financial Statements No. 6, Other (Income) Expense.

Income Taxes

Income tax expense in 2022 was $190 million on income before income taxes of $399 million. In 2022, income tax expense includes net discrete tax expense totaling $23 million ($23 million after minority interest), including a charge of $14 million to write off deferred tax assets related to tax loss carryforwards in the UK and a charge of $11 million to establish a full valuation allowance on our net deferred tax assets in Russia, partially offset by a net benefit of $2 million for various other items.

Income tax benefit in 2021 was $267 million on income before income taxes of $513 million. In 2021, income tax benefit includes net discrete tax benefits totaling $409 million ($409 million after minority interest), including a reduction in our valuation allowances of $340 million for certain U.S. deferred tax assets for foreign tax credits and state tax loss carryforwards, a $39 million benefit to adjust our deferred tax assets in England for a second quarter enacted change in the tax rate, a $21 million benefit to reflect an increase in our estimated state tax rate used in calculating our U.S. net deferred tax assets as a result of a change in the overall mix of our earnings by state after including the impact of the acquisition of Cooper Tire, an $8 million benefit related to a favorable court ruling in Brazil, and a net benefit of $1 million for various other items.

The difference between our effective tax rate and the U.S. statutory rate of 21% for both 2022 and 2021 primarily relates to losses in certain foreign jurisdictions in which no tax benefits are recorded, income in certain foreign jurisdictions taxed at rates higher than the U.S. statutory rate, and the discrete items described above.

On August 16, 2022, the Inflation Reduction Act (the "Act") was signed into law in the U.S. The Act includes a new 15% corporate alternative minimum tax ("CAMT"). This CAMT applies to tax years beginning after December 31, 2022 for companies with average annual adjusted financial statement income over the previous three years in excess of $1 billion. For 2023, we do not anticipate this CAMT will apply to us due to the significant pandemic-driven losses we incurred in 2020. As allowed, we elected to not consider the estimated impact of potential future CAMT obligations for purposes of assessing valuation allowances on our deferred tax assets.

At December 31, 2022 and December 31, 2021, we had approximately $1.1 billion and $1.2 billion of U.S. federal, state and local net deferred tax assets, respectively, inclusive of valuation allowances totaling $26 million in each year primarily for state tax loss carryforwards with limited lives. Approximately $700 million of these U.S. net deferred tax assets have unlimited lives and approximately $400 million have limited lives and expire between 2023 and 2042. In the U.S., we have a cumulative loss for the three-year period ended December 31, 2022. However, as the three-year cumulative loss in the U.S. is driven by business disruptions created by the COVID-19 pandemic, primarily in 2020, and only includes the favorable impact of the Cooper Tire acquisition since the Closing Date, we also considered other objectively verifiable information in assessing our ability to utilize our net deferred tax assets, including continued favorable overall volume trends in the tire industry and our tire volume compared to 2020 levels. In addition, the Cooper Tire acquisition has generated significant incremental domestic earnings since the Closing Date and provides opportunities for cost and other operating synergies to further improve our U.S. profitability.

At December 31, 2022 and December 31, 2021, our U.S. net deferred tax assets described above include approximately $230 million and $340 million, respectively, of foreign tax credits with limited lives. Our earnings and forecasts of future profitability, taking into consideration recent trends, along with three significant sources of foreign income, provide us sufficient positive evidence that we will be able to utilize these net foreign tax credits which expire through 2032. Our sources of foreign income are (1) 100% of our domestic profitability can be re-characterized as foreign source income under current U.S. tax law to the extent domestic losses have offset foreign source income in prior years, (2) annual net foreign source income, exclusive of dividends, primarily from royalties, and (3) tax planning strategies, including accelerating income on cross border transactions, including sales of inventory or raw materials to our subsidiaries, reducing U.S. interest expense by, for example, reducing intercompany loans through repatriating current year earnings of foreign subsidiaries, and other financing transactions, all of which would increase our domestic profitability.

We consider our current forecasts of future profitability in assessing our ability to realize our deferred tax assets, including our foreign tax credits. These forecasts include the impact of recent trends, including various macroeconomic factors such as the impact of higher raw material, transportation, labor and energy costs, on our profitability, as well as the impact of tax planning strategies. These macroeconomic factors possess a high degree of volatility and can significantly impact our profitability. As such, there is a risk that future earnings will not be sufficient to fully utilize our U.S. net deferred tax assets, including our foreign tax credits. However, we believe our forecasts of future profitability along with the three significant sources of foreign income described above provide us sufficient positive, objectively verifiable evidence to conclude that it is more likely than not that, at December 31, 2022, our U.S. net deferred tax assets, including our foreign tax credits, will be fully utilized.

At December 31, 2022 and December 31, 2021, we also had approximately $1.2 billion and $1.3 billion of foreign net deferred tax assets, respectively, and related valuation allowances of approximately $1.0 billion in each year. Our losses in various foreign taxing jurisdictions in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against certain of these net foreign deferred tax assets. Most notably, in Luxembourg, we maintain a valuation allowance of $873 million on all of our net deferred tax assets. Each reporting period, we assess available positive and negative

evidence and estimate if sufficient future taxable income will be generated to utilize these existing deferred tax assets. We do not believe that sufficient positive evidence required to release valuation allowances having a significant impact on our financial position or results of operations will exist within the next twelve months.

For further information regarding income taxes and the realizability of our deferred tax assets, including our foreign tax credits, refer to "Critical Accounting Policies" and Note to the Consolidated Financial Statements No. 7, Income Taxes.

Minority Shareholders' Net Income

Minority shareholders' net income was $7 million in 2022, compared to $16 million in 2021. The decrease in 2022 was primarily related to the impact of inflation on earnings of the minority interest in Turkey. Minority shareholders' net income in 2021 includes $3 million ($3 million after-tax) related to a settlement with a minority interest in Turkey.

RESULTS OF OPERATIONS — SEGMENT INFORMATION

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition and are segmented on a regional basis. Since the Closing Date, Cooper Tire's operating results have been incorporated into each of our SBUs. For periods that are not fully comparable, we discuss the impact of Cooper Tire's operating results separately up to the point within those periods when Cooper Tire's results became comparable.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions. Segment operating income is computed as follows: Net Sales less CGS (excluding asset write-off and accelerated depreciation charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges (credits), asset sales, goodwill and other asset impairment charges and certain other items.

Total segment operating income in 2022 was $1,276 million, a decrease of $12 million, or 0.9%, from $1,288 million in 2021. Total segment operating margin (segment operating income divided by segment sales) in 2022 was 6.1% compared to 7.4% in 2021.

Management believes that total segment operating income is useful because it represents the aggregate value of income created by our SBUs and excludes items not directly related to the SBUs for performance evaluation purposes. Total segment operating income is the sum of the individual SBUs' segment operating income. Refer to Note to the Consolidated Financial Statements No. 9, Business Segments, for further information and for a reconciliation of total segment operating income to Income (Loss) before Income Taxes.

Americas

	Year Ended December 31,		
(In millions)	2022	2021	2020
Tire Units	95.0	85.9	56.7
Net Sales	$ 12,766	$ 10,051	$ 6,556
Operating Income	1,094	914	9
Operating Margin	8.6%	9.1%	0.1%

Americas unit sales in 2022 increased 9.1 million units, or 10.6%, to 95.0 million units. Replacement tire volume increased 7.9 million units, or 10.8%, primarily due to the addition of incremental Cooper Tire units during the first six months of 2022, partially offset by a decrease in our consumer business in the U.S. OE tire volume increased 1.2 million units, or 9.5%, primarily due to continued recovery from the impact on vehicle production of global supply chain disruptions, including shortages of key manufacturing components, such as semiconductors, driven by our consumer business in the U.S., Canada and Brazil.

Net sales in 2022 were $12,766 million, increasing $2,715 million, or 27.0%, from $10,051 million in 2021. The increase in net sales was primarily due to improvements in price and product mix of $1,402 million, driven by price increases, the addition of an incremental $1,355 million of net sales from Cooper Tire during the first six months of 2022, and higher sales in other tire-related businesses of $208 million, primarily due to higher third-party chemical, retail, aviation and retread sales. These increases were partially offset by lower tire volume of $258 million. We estimate that the severe winter storm in the U.S. negatively impacted Americas net sales in 2021 by approximately $35 million.

Operating income in 2022 was $1,094 million, increasing $180 million, or 19.7%, from $914 million in 2021. The increase in operating income was due to improvements in price and product mix of $1,452 million, which more than offset higher raw material costs of $881 million, $61 million of amortization expense in the second half of 2021 related to the fair value adjustment to the Closing Date inventory of Cooper Tire that was acquired by Goodyear, higher earnings in other tire-related businesses of $8 million, and the net impact of out of period adjustments in 2021 totaling $6 million ($6 million after-tax and minority) of expense primarily related to inventory and accrued freight charges. These increases were partially offset by higher conversion costs of $242 million and higher transportation and import duty costs of $229 million, both driven by the inflationary cost trends described above, lower tire volume of $81 million, the favorable indirect tax ruling in Brazil of $69 million in 2021, the favorable adjustment of $20 million in the second half of 2021 due to the reduction in certain U.S. duty rates on various Cooper Tire commercial tires from China imported into the U.S. during 2019, and higher SAG of $11 million. The remainder of the change was driven by the addition of Cooper Tire's incremental operating results during the first six months of 2022, which included a favorable year-over-year impact of $35 million for amortization expense in 2021 related to the fair value step-up of inventory acquired by Goodyear. SAG for 2022 includes incremental savings from rationalization plans of $7 million. We estimate that the severe winter storm in the U.S. as well as a national strike in Colombia negatively impacted Americas operating income in 2021 by approximately $42 million and $9 million ($9 million after-tax and minority), respectively.

Operating income in 2022 excluded net rationalization charges of $32 million and net gains on asset sales of $122 million, primarily related to the sale and leaseback transaction in the second quarter of 2022 and the sale and exit of certain retail locations in the fourth quarter of 2022. Operating income in 2021 excluded rationalization charges of $38 million and a net gain on asset sales of $1 million.

Americas' results are highly dependent upon the United States, which accounted for 84% of Americas' net sales in both 2022 and 2021. Results of operations in the United States are expected to continue to have a significant impact on Americas' future performance.

Europe, Middle East and Africa

(In millions)	Year Ended December 31,		
	2022	2021	2020
Tire Units..	55.1	52.7	44.5
Net Sales...	$ 5,645	$ 5,243	$ 4,020
Operating Income (Loss)...	61	239	(72)
Operating Margin	1.1%	4.6%	(1.8)%

Europe, Middle East and Africa unit sales in 2022 increased 2.4 million units, or 4.5%, to 55.1 million units. Replacement tire volume increased 1.3 million units, or 3.1%, primarily in our consumer business, reflecting continued recovery from the COVID-19 pandemic during the first half of the year and the impacts of our ongoing initiative to align distribution in Europe, as well as the addition of incremental Cooper Tire units during the first six months of 2022. These increases were partially offset by industry declines in the second half of the year. OE tire volume increased 1.1 million units, or 10.1%, reflecting share gains driven by new consumer fitments and increased demand from improved vehicle production.

Net sales in 2022 were $5,645 million, increasing $402 million, or 7.7%, from $5,243 million in 2021. Net sales increased primarily due to improvements in price and product mix of $999 million, driven by price increases, higher tire volume of $141 million, higher sales in other tire-related businesses of $115 million, primarily due to growth in Fleet Solutions and an increase in aviation, motorcycle and retread sales, and the addition of an incremental $105 million of net sales from Cooper Tire during the first six months of 2022. These increases were partially offset by unfavorable foreign currency translation of $954 million, driven by a weaker euro, Turkish lira, Polish zloty and British pound.

Operating income in 2022 was $61 million, decreasing $178 million, or 74.5%, from $239 million in 2021. The decrease in operating income was primarily due to higher conversion costs of $217 million and higher transportation and import duty costs of $61 million, both driven by the inflationary cost trends described above, and higher SAG of $85 million primarily due to inflation, higher advertising costs and higher costs for wages and benefits. These decreases were partially offset by improvements in price and product mix of $894 million, which more than offset higher raw material costs of $767 million, higher tire volume of $36 million, and higher earnings in other tire-related businesses of $13 million. The remainder of the change was driven by the addition of Cooper Tire's incremental operating results during the first six months of 2022. SAG and conversion costs for 2022 include incremental savings from rationalization plans of $5 million and $2 million, respectively.

Operating income in 2022 excluded net rationalization charges of $92 million and accelerated depreciation and asset write-offs of $20 million. Operating income in 2021 excluded net rationalization charges of $49 million, a net gain on asset sales of $13 million and accelerated depreciation and asset write-offs of $1 million.

EMEA's results are highly dependent upon Germany, which accounted for 15% of EMEA's net sales in both 2022 and 2021. Results of operations in Germany are expected to continue to have a significant impact on EMEA's future performance.

Asia Pacific

(In millions)	Year Ended December 31,					
	2022		**2021**		**2020**	
Tire Units		34.4		30.7		24.8
Net Sales	$	2,394	$	2,184	$	1,745
Operating Income		121		135		49
Operating Margin		5.1%		6.2%		2.8%

Asia Pacific unit sales in 2022 increased 3.7 million units, or 12.1%, to 34.4 million units. OE tire volume increased 3.1 million units, or 28.1%, primarily due to continued recovery from the impact on vehicle production of global supply chain disruptions, including shortages of key manufacturing components, such as semiconductors, the addition of incremental Cooper Tire units during the first six months of 2022, and share gains driven by new OE fitments. Replacement tire volume increased 0.6 million units, or 3.3%, primarily due to the addition of incremental Cooper Tire units during the first six months of 2022 and expansion of our distribution networks.

Net sales in 2022 were $2,394 million, increasing $210 million, or 9.6%, from $2,184 million in 2021. Net sales increased due to higher tire volume of $158 million, improvements in price and product mix of $155 million, driven by price increases, and the addition of an incremental $72 million of net sales from Cooper Tire during the first six months of 2022. These increases were partially offset by unfavorable foreign currency translation of $168 million, primarily related to the strengthening of the U.S. dollar against the Japanese yen, Indian rupee, Chinese yuan and Australian dollar.

Operating income in 2022 was $121 million, decreasing $14 million, or 10.4%, from $135 million in 2021. The decrease in operating income was primarily due to higher raw material costs of $237 million and unfavorable foreign currency translation of $21 million, primarily related to the strengthening of the U.S. dollar against the Japanese yen and Indian rupee. These decreases were partially offset by improvements in price and product mix of $186 million and higher tire volume of $39 million. The remainder of the change was driven by the addition of Cooper Tire's incremental operating results during the first six months of 2022.

Asia Pacific's results are highly dependent upon China and Australia. China accounted for 29% of Asia Pacific's net sales in both 2022 and 2021. Australia accounted for 24% of Asia Pacific's net sales in both 2022 and 2021. Results of operations in China and Australia are expected to continue to have a significant impact on Asia Pacific's future performance.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of liquidity are cash generated from our operating and financing activities. Our cash flows from operating activities are driven primarily by our operating results and changes in our working capital requirements and our cash flows from financing activities are dependent upon our ability to access credit or other capital.

On September 15, 2022, we amended our $2.75 billion first lien revolving credit facility to change the base interest rate from LIBOR to SOFR.

On October 12, 2022, we amended and restated our European revolving credit facility. Significant changes to the European revolving credit facility include extending the maturity to January 14, 2028 and changing the base interest rate for loans denominated in U.S. dollars from LIBOR to SOFR.

At December 31, 2022, we had $1,227 million of Cash and Cash Equivalents, compared to $1,088 million at December 31, 2021. The increase in cash and cash equivalents of $139 million was primarily due to net borrowings of $582 million, cash provided by operating activities of $521 million and cash proceeds of $108 million received from the sale and leaseback transaction in Americas in the second quarter of 2022, partially offset by capital expenditures of $1,061 million. Cash provided by operating activities reflects net income for the period of $209 million, which includes non-cash charges for depreciation and amortization of $964 million, non-cash rationalization charges of $129 million, non-cash net pension curtailment and settlement charges of $124 million, and a non-cash gain of $95 million related to the sale and leaseback transaction in Americas, partially offset by cash used for working capital of $689 million, rationalization payments of $95 million and pension contributions and direct payments of $60 million, as well as the impact of other changes to various assets and liabilities on the Balance Sheet.

At December 31, 2022 and 2021, we had $4,035 million and $4,345 million, respectively, of unused availability under our various credit agreements. The table below provides unused availability by our significant credit facilities as of December 31:

(In millions)	2022		2021	
First lien revolving credit facility	$	2,747	$	2,314
European revolving credit facility		480		908
Chinese credit facilities		516		622
Mexican credit facility		—		42
Other foreign and domestic debt		292		459
	$	4,035	$	4,345

We expect our 2023 cash flow needs to include capital expenditures of approximately $1.0 billion. We also expect interest expense to be approximately $500 million; rationalization payments to be approximately $100 million; income tax payments to be approximately $200 million, excluding one-time items; and contributions to our funded pension plans to be $25 million to $50 million. We expect working capital to be a source of operating cash flows of approximately $100 million for the full year of 2023.

We actively monitor our liquidity and intend to operate our business in a way that allows us to address our cash flow needs with our existing cash and available credit if they cannot be funded by cash generated from operating or other financing activities. We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities for the next twelve months and to provide us with the ability to respond to further changes in the business environment.

Our ability to service debt and operational requirements is also dependent, in part, on the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, such as China, South Africa, Serbia and Argentina, transfers of funds into or out of such countries by way of dividends, loans, advances or payments to third-party or affiliated suppliers are generally or periodically subject to certain requirements, such as obtaining approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments limit the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of satisfactorily meeting these requirements or limitations, we do not consider the net assets of our subsidiaries, including our Chinese, South African, Serbian and Argentinian subsidiaries, which are subject to such requirements or limitations to be integral to our liquidity or our ability to service our debt and operational requirements. At December 31, 2022, approximately $1.0 billion of net assets, including approximately $225 million of cash and cash equivalents, were subject to such requirements. The requirements we must comply with to transfer funds out of China, South Africa, Serbia and Argentina have not adversely impacted our ability to make transfers out of those countries.

Cash Position

At December 31, 2022, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $361 million or 29% in EMEA, primarily France, Belgium and England ($161 million or 15% at December 31, 2021),

- $316 million or 26% in Americas, primarily Chile, Brazil and Mexico ($320 million or 29% at December 31, 2021), and

- $301 million or 25% in Asia Pacific, primarily China, India and Australia ($317 million or 29% at December 31, 2021).

We have deposited our cash and cash equivalents and entered into various credit agreements and derivative contracts with financial institutions that we considered to be substantial and creditworthy at the time of such transactions. We seek to control our exposure to these financial institutions by diversifying our deposits, credit agreements and derivative contracts across multiple financial institutions, by setting deposit and counterparty credit limits based on long term credit ratings and other indicators of credit risk such as credit default swap spreads, and by monitoring the financial strength of these financial institutions on a regular basis. We also enter into master netting agreements with counterparties when possible. By controlling and monitoring exposure to financial institutions in this manner, we believe that we effectively manage the risk of loss due to nonperformance by a financial institution. However, we cannot provide assurance that we will not experience losses or delays in accessing our deposits or lines of credit due to the nonperformance of a financial institution. Our inability to access our cash deposits or make draws on our lines of credit, or the inability of a counterparty to fulfill its contractual obligations to us, could have a material adverse effect on our liquidity, financial condition or results of operations in the period in which it occurs.

Operating Activities

Net cash provided by operating activities was $521 million in 2022, decreasing $541 million compared to net cash provided by operating activities of $1,062 million in 2021.

The decrease in net cash provided by operating activities reflects a net increase in cash used for working capital of $330 million and a $12 million decrease in operating income from our SBUs, which includes a non-cash year-over-year benefit of $110 million related to the amortization of the Cooper Tire inventory fair value step-up in 2021. These decreases were partially offset by lower rationalization payments of $102 million, lower cash payments for transaction and other costs related to the Cooper Tire acquisition of $40 million, lower pension contributions and direct payments of $31 million, and lower cash payments for income taxes of $27 million. The remainder of the decrease in net cash provided by operating activities was primarily due to a net unfavorable change of $250 million in Balance Sheet accounts for Compensation and Benefits, Other Assets and Liabilities and Other Current Liabilities.

The net increase in cash used for working capital reflects a decrease in cash provided by Accounts Payable - Trade of $237 million and an increase in cash used for Inventory of $60 million and Accounts Receivable of $33 million. These changes were driven by the impact of the current year inflationary cost trends described above on our manufacturing operations and pricing.

Investing Activities

Net cash used for investing activities was $914 million in 2022, compared to $2,793 million in 2021. The $1,879 million decrease in cash used for investing activities primarily relates to the $1,856 million cash component of the purchase price, net of cash and restricted cash acquired, for the acquisition of Cooper Tire in 2021 and cash proceeds of $108 million in 2022 related to the sale and leaseback transaction in Americas. Capital expenditures were $1,061 million in 2022, increasing $80 million, compared to $981 million in 2021, primarily due to the addition of Cooper Tire's capital expenditures for the full year. Beyond expenditures required to sustain our facilities, capital expenditures in 2022 and 2021 primarily related to the modernization and expansion of tire manufacturing facilities around the world.

Financing Activities

Net cash provided by financing activities was $575 million in 2022, compared to net cash provided by financing activities of $1,309 million in 2021. The $734 million decrease reflects lower net borrowings of $824 million, primarily due to borrowings in 2021 used to fund a portion of the Cooper Tire acquisition, partially offset by an increase in net cash provided by other financing transactions, primarily due to an increase in our liability to remit cash from factored account receivables to the purchaser of those receivables. No cash dividends were paid in 2022 or 2021.

Credit Sources

In aggregate, we had total credit arrangements of $11,806 million available at December 31, 2022, of which $4,035 million were unused, compared to $11,628 million available at December 31, 2021, of which $4,345 million were unused. At December

31, 2022, we had long term credit arrangements totaling $10,925 million, of which $3,566 million were unused, compared to $10,624 million and $3,785 million, respectively, at December 31, 2021. At December 31, 2022, we had short term committed and uncommitted credit arrangements totaling $881 million, of which $469 million were unused, compared to $1,004 million and $560 million, respectively, at December 31, 2021. The continued availability of the short term uncommitted arrangements is at the discretion of the relevant lender and may be terminated at any time.

Outstanding Notes

At December 31, 2022, we had $5,560 million of outstanding notes, compared to $5,591 million at December 31, 2021.

$2.75 Billion Amended and Restated First Lien Revolving Credit Facility due 2026

On September 15, 2022, we amended our $2.75 billion first lien revolving credit facility to change the base interest rate from LIBOR to SOFR. Our first lien revolving credit facility is available in the form of loans or letters of credit. Up to $800 million in letters of credit and $50 million of swingline loans are available for issuance under the facility. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. The facility matures on June 8, 2026. Based on our current liquidity, amounts drawn under this facility bear interest at SOFR plus 125 basis points.

Availability under the facility is subject to a borrowing base, which is based on (i) eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company and certain of its U.S. and Canadian subsidiaries, (ii) the value of our principal trademarks in an amount not to exceed $400 million, (iii) the value of eligible machinery and equipment, and (iv) certain cash in an amount not to exceed $275 million. To the extent that our eligible accounts receivable, inventory and other components of the borrowing base decline in value, our borrowing base will decrease and the availability under the facility may decrease below $2.75 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we would be required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2022, our borrowing base was above the facility's stated amount of $2.75 billion.

At December 31, 2022, we had no borrowings and $3 million of letters of credit issued under the revolving credit facility. At December 31, 2021, we had no borrowings and $19 million of letters of credit issued under the revolving credit facility.

€800 Million Amended and Restated Senior Secured European Revolving Credit Facility due 2028

On October 12, 2022, we amended and restated our European revolving credit facility. Significant changes to the European revolving credit facility include extending the maturity to January 14, 2028 and changing the base interest rate for loans denominated in U.S. dollars from LIBOR to SOFR.

The European revolving credit facility consists of (i) a €180 million German tranche that is available only to Goodyear Germany GmbH and (ii) a €620 million all-borrower tranche that is available to Goodyear Europe B.V. ("GEBV"), Goodyear Germany and Goodyear Operations S.A. Up to €175 million of swingline loans and €75 million in letters of credit are available for issuance under the all-borrower tranche. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to €200 million. Amounts drawn under this facility will bear interest at SOFR plus 150 basis points for loans denominated in U.S. dollars, EURIBOR plus 150 basis points for loans denominated in euros, and SONIA plus 150 basis points for loans denominated in pounds sterling. Undrawn amounts under the facility are subject to an annual commitment fee of 25 basis points.

At December 31, 2022, there were no borrowings outstanding under the German tranche, $374 million (€350 million) of borrowings outstanding under the all-borrower tranche and no letters of credit outstanding under the European revolving credit facility. At December 31, 2021, we had no borrowings and no letters of credit outstanding under the European revolving credit facility.

Each of our first lien revolving credit facility and our European revolving credit facility have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our business or financial condition since December 31, 2020 under the first lien facility and December 31, 2021 under the European facility.

Accounts Receivable Securitization Facilities (On-Balance Sheet)

GEBV and certain other of our European subsidiaries are parties to a pan-European accounts receivable securitization facility that expires in 2027. The terms of the facility provide the flexibility to designate annually the maximum amount of funding available under the facility in an amount of not less than €30 million and not more than €450 million. For the period from October 19, 2021 through October 19, 2022, the designated maximum amount of the facility was €300 million. For the period from October 20, 2022 through October 18, 2023, the designated maximum amount of the facility remains at €300 million.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GEBV subsidiaries. These subsidiaries retain servicing responsibilities. Utilization under this facility is based on eligible receivable balances.

The funding commitments under the facility will expire upon the earliest to occur of: (a) October 19, 2027, (b) the non-renewal and expiration (without substitution) of all of the back-up liquidity commitments, (c) the early termination of the facility according to its terms (generally upon an Early Amortisation Event (as defined in the facility), which includes, among other things, events similar to the events of default under our first lien revolving credit facility; certain tax law changes; or certain changes to law, regulation or accounting standards), or (d) our request for early termination of the facility. The facility's current back-up liquidity commitments will expire on October 18, 2023.

At December 31, 2022, the amounts available and utilized under this program totaled $267 million (€250 million). At December 31, 2021, the amounts available and utilized under this program totaled $279 million (€246 million). The program does not qualify for sale accounting, and accordingly, these amounts are included in Long Term Debt and Finance Leases.

Accounts Receivable Factoring Facilities (Off-Balance Sheet)

We have sold certain of our trade receivables under off-balance sheet programs. For these programs, we have concluded that there is generally no risk of loss to us from non-payment of the sold receivables. At December 31, 2022, the gross amount of receivables sold was $744 million, compared to $605 million at December 31, 2021. The increase from December 31, 2021 is primarily due to an increase in our accounts receivable as a result of higher sales prices.

Letters of Credit

At December 31, 2022, we had $229 million in letters of credit issued under bilateral letter of credit agreements and other foreign credit facilities.

Supplier Financing

We have entered into payment processing agreements with several financial institutions. Under these agreements, the financial institutions act as our paying agents with respect to accounts payable due to our suppliers. These agreements also allow our suppliers to sell their receivables to the financial institutions at the sole discretion of both the supplier and the financial institution on terms that are negotiated between them. We are not always notified when our suppliers sell receivables under these programs. Our obligations to our suppliers, including the amounts due and scheduled payment dates, are not impacted by our suppliers' decisions to sell their receivables under these programs. Agreements for such supplier financing programs totaled up to $920 million and $630 million at December 31, 2022 and 2021, respectively. The increase from December 31, 2021 is primarily due to the overall increase in our cost base as a result of the Cooper Tire acquisition.

Further Information

The ICE Benchmark Administration, the administrator of LIBOR, ceased publication of U.S. dollar LIBOR ("USD LIBOR") for the one week and two month USD LIBOR tenors on December 31, 2021 and intends to cease publication for all other USD LIBOR tenors on June 30, 2023. We previously identified and evaluated our debt obligations and other contracts that refer to LIBOR and have amended our first lien revolving credit facility and our European revolving credit facility, which constituted the most significant of our LIBOR-based debt obligations and contracts, to replace LIBOR with SOFR. We do not believe that the discontinuation of LIBOR, or its replacement with an alternative reference rate or rates, will have a material impact on our results of operations, financial position or liquidity.

For a further description of the terms of our outstanding notes, first lien revolving credit facility, European revolving credit facility and pan-European accounts receivable securitization facility, refer to Note to the Consolidated Financial Statements No. 16, Financing Arrangements and Derivative Financial Instruments.

Covenant Compliance

Our first lien revolving credit facility and some of the indentures governing our notes contain certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, pay dividends, repurchase shares or make certain other restricted payments or investments, incur liens, sell assets, incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. Our first lien revolving credit facility and the indentures governing our notes also have customary defaults, including cross-defaults to material indebtedness of Goodyear and its subsidiaries.

We have an additional financial covenant in our first lien revolving credit facility that is currently not applicable. We become subject to that financial covenant when the aggregate amount of our Parent Company (The Goodyear Tire & Rubber Company) and guarantor subsidiaries cash and cash equivalents ("Available Cash") plus our availability under our first lien revolving credit facility is less than $275 million. If this were to occur, our ratio of EBITDA to Consolidated Interest Expense may not

be less than 2.0 to 1.0 for the most recent period of four consecutive fiscal quarters. As of December 31, 2022, our unused availability under this facility of $2,747 million plus our Available Cash of $174 million totaled $2,921 million, which is in excess of $275 million.

In addition, our European revolving credit facility contains non-financial covenants similar to the non-financial covenants in our first lien revolving credit facility that are described above and a financial covenant applicable only to GEBV and its subsidiaries. This financial covenant provides that we are not permitted to allow GEBV's ratio of Consolidated Net GEBV Indebtedness to Consolidated GEBV EBITDA for a period of four consecutive fiscal quarters to be greater than 3.0 to 1.0 at the end of any fiscal quarter. Consolidated Net GEBV Indebtedness is determined net of the sum of cash and cash equivalents in excess of $100 million held by GEBV and its subsidiaries, cash and cash equivalents in excess of $150 million held by the Parent Company and its U.S. subsidiaries, and availability under our first lien revolving credit facility if the ratio of EBITDA to Consolidated Interest Expense described above is not applicable and the conditions to borrowing under the first lien revolving credit facility are met. Consolidated Net GEBV Indebtedness also excludes loans from other consolidated Goodyear entities. This financial covenant is also included in our pan-European accounts receivable securitization facility. At December 31, 2022, we were in compliance with this financial covenant.

Our credit facilities also state that we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or the restricted payment, our ratio of EBITDA to Consolidated Interest Expense for the prior four fiscal quarters would exceed 2.0 to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. Our credit facilities and indentures also permit the incurrence of additional debt through other provisions in those agreements without regard to our ability to satisfy the ratio-based incurrence test described above. We believe that these other provisions provide us with sufficient flexibility to incur additional debt necessary to meet our operating, investing and financing needs without regard to our ability to satisfy the ratio-based incurrence test.

Covenants could change based upon a refinancing or amendment of an existing facility, or additional covenants may be added in connection with the incurrence of new debt.

As of December 31, 2022, we were in compliance with the currently applicable material covenants imposed by our principal credit facilities and indentures.

The terms "Available Cash," "EBITDA," "Consolidated Interest Expense," "Consolidated Net GEBV Indebtedness" and "Consolidated GEBV EBITDA" have the meanings given them in the respective credit facilities.

Potential Future Financings

In addition to the financing activities described above, we may seek to undertake additional financing actions which could include restructuring bank debt or capital markets transactions, possibly including the issuance of additional debt or equity. Given the inherent uncertainty of market conditions, access to the capital markets cannot be assured.

Our future liquidity requirements may make it necessary for us to incur additional debt. However, a substantial portion of our assets are already subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. In addition, no assurance can be given as to our ability to raise additional unsecured debt.

Dividends and Common Stock Repurchase Program

Under our primary credit facilities and some of our note indentures, we are permitted to pay dividends on and repurchase our capital stock (which constitute restricted payments) as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities or indentures following the payment, and certain financial tests are satisfied.

During 2020, we paid cash dividends of $37 million on our common stock. This excludes dividends earned on stock based compensation plans of $1 million. On April 16, 2020, we announced that we suspended the quarterly dividend on our common stock. No cash dividends were paid in 2022 or 2021.

We may repurchase shares delivered to us by employees as payment for the exercise price of stock options and the withholding taxes due upon the exercise of stock options or the vesting or payment of stock awards. During 2022, 2021, and 2020, we did not repurchase any shares from our employees.

The restrictions imposed by our credit facilities and indentures are not expected to affect our ability to pay dividends or repurchase our capital stock in the future.

Asset Dispositions

The restrictions on asset sales imposed by our material indebtedness have not affected our ability to divest non-core businesses, and those divestitures have not affected our ability to comply with those restrictions.

Supplemental Guarantor Financial Information

Certain of our subsidiaries, which are listed on Exhibit 22.1 to the Annual Report on Form 10-K for the year ended December 31, 2022 and are generally holding or operating companies, have guaranteed our obligations under the $800 million outstanding principal amount of 9.5% senior notes due 2025, the $900 million outstanding principal amount of 5% senior notes due 2026, the $700 million outstanding principal amount of 4.875% senior notes due 2027, the $850 million outstanding principal amount of 5% senior notes due 2029, the $550 million outstanding principal amount of 5.25% senior notes due April 2031, the $600 million outstanding principal amount of 5.25% senior notes due July 2031 and the $450 million outstanding principal amount of 5.625% senior notes due 2033 (collectively, the "Notes").

The Notes have been issued by The Goodyear Tire & Rubber Company (the "Parent Company") and are its senior unsecured obligations. The Notes rank equally in right of payment with all of our existing and future senior unsecured obligations and senior to any of our future subordinated indebtedness. The Notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The Notes are fully and unconditionally guaranteed on a joint and several basis by each of our wholly-owned U.S. and Canadian subsidiaries that also guarantee our obligations under our first lien revolving credit facility (such guarantees, the "Guarantees"; and, such guaranteeing subsidiaries, the "Subsidiary Guarantors"). The Guarantees are senior unsecured obligations of the Subsidiary Guarantors and rank equally in right of payment with all existing and future senior unsecured obligations of our Subsidiary Guarantors. The Guarantees are effectively subordinated to existing and future secured indebtedness of the Subsidiary Guarantors to the extent of the assets securing that indebtedness.

The Notes are structurally subordinated to all of the existing and future debt and other liabilities, including trade payables, of our subsidiaries that do not guarantee the Notes (the "Non-Guarantor Subsidiaries"). The Non-Guarantor Subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Notes or to make funds available to pay those amounts. Certain Non-Guarantor Subsidiaries are limited in their ability to remit funds to us by means of dividends, advances or loans due to required foreign government and/or currency exchange board approvals or limitations in credit agreements or other debt instruments of those subsidiaries.

The Subsidiary Guarantors, as primary obligors and not merely as sureties, jointly and severally irrevocably and unconditionally guarantee on a senior unsecured basis the performance and full and punctual payment when due of all obligations of the Parent Company under the Notes and the related indentures, whether for payment of principal of or interest on the Notes, expenses, indemnification or otherwise. The Guarantees of the Subsidiary Guarantors are subject to release in limited circumstances only upon the occurrence of certain customary conditions.

Although the Guarantees provide the holders of Notes with a direct unsecured claim against the assets of the Subsidiary Guarantors, under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer laws, in certain circumstances a court could cancel a Guarantee and order the return of any payments made thereunder to the Subsidiary Guarantor or to a fund for the benefit of its creditors.

A court might take these actions if it found, among other things, that when the Subsidiary Guarantors incurred the debt evidenced by their Guarantee (i) they received less than reasonably equivalent value or fair consideration for the incurrence of the debt and (ii) any one of the following conditions was satisfied:

- the Subsidiary Guarantor was insolvent or rendered insolvent by reason of the incurrence;

- the Subsidiary Guarantor was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

- the Subsidiary Guarantor intended to incur, or believed (or reasonably should have believed) that it would incur, debts beyond its ability to pay as those debts matured.

In applying the above factors, a court would likely find that a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for its Guarantee, except to the extent that it benefited directly or indirectly from the issuance of the Notes. The determination of whether a guarantor was or was not rendered "insolvent" when it entered into its guarantee will vary depending on the law of the jurisdiction being applied. Generally, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its assets at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, including contingent or unliquidated debts, as they mature.

Under Canadian federal bankruptcy and insolvency laws and comparable provincial laws on preferences, fraudulent conveyances or other challengeable or voidable transactions, the Guarantees could be challenged as a preference, fraudulent conveyance, transfer at undervalue or other challengeable or voidable transaction. The test to be applied varies among the different pieces of legislation, but as a general matter these types of challenges may arise in circumstances where:

- such action was intended to defeat, hinder, delay, defraud or prejudice creditors or others;

- such action was taken within a specified period of time prior to the commencement of proceedings under Canadian bankruptcy, insolvency or restructuring legislation in respect of a Subsidiary Guarantor, the consideration received by the Subsidiary Guarantor was conspicuously less than the fair market value of the consideration given, and the Subsidiary Guarantor was insolvent or rendered insolvent by such action and (in some circumstances, or) such action was intended to defraud, defeat or delay a creditor;

- such action was taken within a specified period of time prior to the commencement of proceedings under Canadian bankruptcy, insolvency or restructuring legislation in respect of a Subsidiary Guarantor and such action was taken, or is deemed to have been taken, with a view to giving a creditor a preference over other creditors or, in some circumstances, had the effect of giving a creditor a preference over other creditors; or

- a Subsidiary Guarantor is found to have acted in a manner that was oppressive, unfairly prejudicial to or unfairly disregarded the interests of any shareholder, creditor, director, officer or other interested party.

In addition, in certain insolvency proceedings a Canadian court may subordinate claims in respect of the Guarantees to other claims against a Subsidiary Guarantor under the principle of equitable subordination if the court determines that (1) the holder of Notes engaged in some type of inequitable or improper conduct, (2) the inequitable or improper conduct resulted in injury to other creditors or conferred an unfair advantage upon the holder of Notes and (3) equitable subordination is not inconsistent with the provisions of the relevant solvency statute.

If a court canceled a Guarantee, the holders of Notes would no longer have a claim against that Subsidiary Guarantor or its assets.

Each Guarantee is limited, by its terms, to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Guarantee, as it relates to that Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Subsidiary Guarantor is a consolidated subsidiary of the Parent Company at the date of the balance sheet presented. The following tables present summarized financial information for the Parent Company and the Subsidiary Guarantors on a combined basis after elimination of (i) intercompany transactions and balances among the Parent Company and the Subsidiary Guarantors and (ii) equity in earnings from and investments in any Non-Guarantor Subsidiary.

| | Summarized Balance Sheet |
	December 31, 2022
(In millions)	
Total Current Assets[1]	$ 5,657
Total Non-Current Assets	8,463
Total Current Liabilities	$ 3,124
Total Non-Current Liabilities	8,594

(1) Includes receivables due from Non-Guarantor Subsidiaries of $1,499 million as of December 31, 2022.

| | Summarized Statement of Operations |
	Year Ended December 31, 2022
(In millions)	
Net Sales	$ 11,909
Cost of Goods Sold	9,769
Selling, Administrative and General Expense	1,511
Rationalizations	35
Interest Expense	358
Other (Income) Expense	(118)
Income before Income Taxes[2]	$ 354
Net Income	$ 300
Goodyear Net Income	$ 300

(2) Includes income from intercompany transactions with Non-Guarantor Subsidiaries of $577 million for the year ended December 31, 2022, primarily from royalties, dividends, interest and intercompany product sales.

COMMITMENTS AND CONTINGENT LIABILITIES

Contractual Obligations

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2022:

(In millions)	Total	2023	2024	2025	2026	2027	Beyond 2027
Debt Obligations[1]	$ 7,665	$ 615	$ 578	$ 969	$ 908	$ 1,092	$ 3,503
Finance Lease Obligations[2]	255	6	5	5	4	4	231
Interest Payments[3]	2,398	404	385	319	245	195	850
Operating Lease Obligations[4]	1,328	255	212	176	141	108	436
Pension Benefits[5]	340	60	60	60	70	90	NA
Other Postretirement Benefits[6]	234	24	24	24	24	23	115
Workers' Compensation[7]	239	42	21	16	13	10	137
Binding Commitments[8]	2,706	1,790	436	254	163	29	34
Uncertain Income Tax Positions[9]	15	2	11	2	—	—	—
	$ 15,180	$ 3,198	$ 1,732	$ 1,825	$ 1,568	$ 1,551	$ 5,306

(1) Debt obligations include Notes Payable and Overdrafts, and excludes the impact of deferred financing fees, unamortized discounts, and a fair value step-up related to the Cooper Tire acquisition.

(2) The minimum lease payments for finance lease obligations are $759 million.

(3) These amounts represent future interest payments related to our existing debt obligations and finance leases based on fixed and variable interest rates specified in the associated debt and lease agreements. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt or future changes in variable interest rates.

(4) Operating lease obligations have not been reduced by minimum sublease rentals of $11 million, $9 million, $7 million, $4 million, $2 million and $3 million in each of the periods above, respectively, for a total of $36 million. Payments, net of minimum sublease rentals, total $1,292 million. The present value of the net operating lease payments, including sublease rentals, is $991 million. The operating leases relate to, among other things, real estate, vehicles, data processing equipment and miscellaneous other assets. No asset is leased from any related party.

(5) The obligation related to pension benefits is actuarially determined and is reflective of obligations as of December 31, 2022. Although subject to change, the amounts set forth in the table represent the mid-point of the range of our expected contributions for funded U.S. and non-U.S. pension plans, plus expected cash funding of direct participant payments to our U.S. and non-U.S. pension plans.

We made significant contributions to fully fund our U.S. pension plans in 2013 and 2014. We have no minimum funding requirements for our funded U.S. pension plans under current ERISA law or the provisions of our USW collective bargaining agreement, including a provision which requires us to maintain an annual ERISA funded status for the Goodyear hourly U.S. pension plan of at least 97%.

Future U.S. pension contributions will be affected by our ability to offset changes in future interest rates with returns from our asset portfolios and any changes to ERISA law. For further information on the U.S. pension investment strategy, refer to Note to the Consolidated Financial Statements No. 18, Pension, Other Postretirement Benefits and Savings Plans.

Future non-U.S. contributions are affected by factors such as:

- future interest rate levels,

- the amount and timing of asset returns, and

- how contributions in excess of the minimum requirements could impact the amount and timing of future contributions.

(6) The payments presented above are expected payments for the next 10 years. The payments for other postretirement benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. Under the relevant summary plan descriptions or plan documents, we have the right to modify or terminate the plans. The obligation related to other postretirement benefits is actuarially determined on an annual basis.

(7) The payments for workers' compensation obligations are based upon recent historical payment patterns on claims. The present value of anticipated claims payments for workers' compensation is $187 million.

(8)   Binding commitments are for raw materials, capital expenditures, utilities, and various other types of contracts. The obligations to purchase raw materials include supply contracts at both fixed and variable prices. Those with variable prices are based on index rates for those commodities at December 31, 2022.

(9)   These amounts primarily represent expected payments with interest for uncertain income tax positions as of December 31, 2022. We have reflected them in the period in which we believe they will be ultimately settled based upon our experience with these matters.

Additional other long term liabilities include items such as general and product liabilities, environmental liabilities and miscellaneous other long term liabilities. These other liabilities are not contractual obligations by nature. We cannot, with any degree of reliability, determine the years in which these liabilities might ultimately be settled. Accordingly, these other long term liabilities are not included in the above table.

In addition, pursuant to certain long term agreements, we will purchase varying amounts of certain raw materials and finished goods at agreed upon base prices that may be subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that may be subject to periodic adjustments for changes in our or our suppliers' production levels. These contingent contractual obligations, the amounts of which cannot be estimated, are not included in the table above.

We do not engage in the trading of commodity contracts or any related derivative contracts. We generally purchase raw materials and energy through short term, intermediate and long term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices. We may, however, from time to time, enter into contracts to hedge our energy costs.

We have an agreement to provide a revolving loan commitment to TireHub, LLC of up to $100 million. At December 31, 2022, $17 million was drawn on this commitment.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has:

- made guarantees,

- retained or held a contingent interest in transferred assets,

- undertaken an obligation under certain derivative instruments, or

- undertaken any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have entered into certain arrangements under which we have provided guarantees that are off-balance sheet arrangements. Those guarantees totaled $32 million at December 31, 2022. For further information about our guarantees, refer to Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. On an ongoing basis, management reviews its estimates, based on currently available information. Changes in facts and circumstances may alter such estimates and affect our results of operations and financial position in future periods. Our critical accounting policies relate to:

- acquisitions,
- general and product liability and other litigation,
- workers' compensation,
- goodwill and intangible assets,
- deferred tax asset valuation allowances and uncertain income tax positions, and
- pensions and other postretirement benefits.

Acquisitions. We allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the purchase price for an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. We use a variety of information sources to determine the fair value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; and actuaries and other third-party specialists for defined benefit pension plans, workers' compensation and general and product liabilities. Goodwill is assigned to reporting units as of the date of the related acquisition. If goodwill is assigned to more than one reporting unit, we utilize a method that is consistent with the manner in which the amount of goodwill in a business combination is determined. Transaction costs related to the acquisition of a business are expensed as incurred.

We estimate the fair value of acquired customer relationships using the multi-period excess earnings method. Fair value is estimated as the present value of the benefits anticipated from ownership of the asset, in excess of the returns required on the investment in contributory assets which are necessary to realize those benefits. The intangible asset's operating margins are determined as the residual earnings after quantifying operating margins from contributory assets. Assumptions used in these calculations are considered from a market participant perspective and include revenue growth rates, operating margins, contributory asset charges, customer attrition rates and discount rates.

We estimate the fair value of trade names (definite and indefinite) using the relief from royalty method, which calculates the cost savings associated with owning rather than licensing the assets. Assumed royalty rates are applied to projected revenue for the remaining useful lives of the assets to estimate the royalty savings. Assumptions used in the determination of the fair value of a trade name include revenue growth rates, including a terminal growth rate, the royalty rate and the discount rate.

While we use our best estimates and assumptions, fair value estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments required after the measurement period are recorded in the consolidated statement of operations.

Future changes in the judgments, assumptions and estimates that are used in our acquisition valuations and intangible asset and goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year.

General and Product Liability and Other Litigation. We have recorded liabilities for both asserted and unasserted claims totaling $412 million, including related legal fees expected to be incurred, for potential product liability and other tort claims, including asbestos claims, at December 31, 2022. General and product liability and other litigation liabilities are recorded based on management's assessment that a loss arising from these matters is probable. If the loss can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated within a range and no point within the range is more probable than another, we record the minimum amount in the range. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Loss ranges are based upon the specific facts of each claim or class of claims and are determined after review by counsel. Court rulings on our cases or similar cases may impact our assessment of the probability and our estimate of the loss, which may have an impact on our reported results of operations, financial position and liquidity. We record receivables for insurance recoveries related to our litigation claims when it is probable that we will receive reimbursement from the insurer. Specifically, we are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos in certain products previously manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in federal and state courts.

We periodically, and at least annually, update, using actuarial analyses, our existing reserves for pending claims, including a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries. In determining the estimate of our asbestos liability, we evaluated claims over the next ten-year period. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future may result in an increase in the recorded obligation, and that increase may be significant. We had recorded gross liabilities for both asserted and unasserted asbestos claims, inclusive of defense costs, totaling $125 million at December 31, 2022.

We maintain certain primary and excess insurance coverage under coverage-in-place agreements, and also have additional excess liability insurance with respect to asbestos liabilities. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery. This determination is based on consultation with our outside legal counsel and takes into consideration agreements with certain of our insurance carriers, the financial viability and legal obligations of our insurance carriers, and other relevant factors.

As of December 31, 2022, we recorded a receivable related to asbestos claims of $70 million, and we expect that approximately 55% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. Of this amount, $11 million was included in Current Assets as part of Accounts Receivable at December 31, 2022. The recorded receivable consists of an amount we expect to collect under coverage-in-place agreements with certain primary and excess insurance carriers as well as an amount we believe is probable of recovery from certain of our other excess insurance carriers. Although we believe these amounts are collectible under primary and certain excess policies today, future disputes with insurers could result in significant charges to operations.

Workers' Compensation. We have recorded liabilities, on a discounted basis, of $187 million for anticipated costs related to U.S. workers' compensation claims at December 31, 2022. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. The liability is discounted using the risk-free rate of return.

For further information on general and product liability and other litigation, and workers' compensation, refer to Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

Goodwill and Intangible Assets. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if an indicator of impairment is present. Intangible assets subject to amortization are tested only if a triggering event would require evaluation. Goodwill and Intangible Assets totaled $1,014 million and $1,004 million, respectively, at December 31, 2022.

We test goodwill and indefinite-lived intangible assets for impairment on at least an annual basis, with the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit or intangible asset to its carrying amount. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit or intangible asset unless the entity determines that it is more likely than not (defined as a likelihood of more than 50%) that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit or intangible asset is less than its carrying amount, then an impairment loss will be recorded for the difference between the carrying value and the fair value.

At October 31, 2022, after considering the results of our most recent quantitative annual testing for each reporting unit and indefinite-lived intangible asset, results of valuations related to the acquisition of Cooper Tire, the capital markets environment, macroeconomic conditions, tire industry competition and trends, our results of operations, and other factors, we concluded that it was not more likely than not that the fair values of our reporting units or indefinite-lived intangible assets were less than their respective carrying values and, therefore, did not perform a quantitative analysis.

Deferred Tax Asset Valuation Allowances and Uncertain Income Tax Positions. On August 16, 2022, the Inflation Reduction Act (the "Act") was signed into law in the U.S. The Act includes a new 15% corporate alternative minimum tax ("CAMT"). This CAMT applies to tax years beginning after December 31, 2022 for companies with average annual adjusted financial statement income over the previous three years in excess of $1 billion. For 2023, we do not anticipate this CAMT will apply to us due to the significant pandemic-driven losses we incurred in 2020. As allowed, we elected to not consider the estimated impact of potential future CAMT obligations for purposes of assessing valuation allowances on our deferred tax assets.

At both December 31, 2022 and December 31, 2021, our valuation allowances on certain of our U.S. federal, state and local net deferred tax assets totaled $26 million and our valuation allowances on our foreign net deferred tax assets totaled $1.0 billion.

We record a reduction to the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

We consider both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. We give operating results during the most recent three-year period a significant weight in our analysis. We typically only consider forecasts of future profitability when positive cumulative operating results exist in the most recent three-year period. We perform scheduling exercises to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. We also consider prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized.

At December 31, 2022 and December 31, 2021, we had approximately $1.1 billion and $1.2 billion of U.S. federal, state and local net deferred tax assets, respectively, inclusive of valuation allowances totaling $26 million in each year primarily for state tax loss carryforwards with limited lives. Approximately $700 million of these U.S. net deferred tax assets have unlimited lives and approximately $400 million have limited lives and expire between 2023 and 2042. In the U.S., we have a cumulative loss for the three-year period ended December 31, 2022. However, as the three-year cumulative loss in the U.S. is driven by business disruptions created by the COVID-19 pandemic, primarily in 2020, and only includes the favorable impact of the Cooper Tire acquisition since the Closing Date, we also considered other objectively verifiable information in assessing our ability to utilize our net deferred tax assets, including continued favorable overall volume trends in the tire industry and our tire volume compared to 2020 levels. In addition, the Cooper Tire acquisition has generated significant incremental domestic earnings since the Closing Date and provides opportunities for cost and other operating synergies to further improve our U.S. profitability.

At December 31, 2022 and December 31, 2021, our U.S. net deferred tax assets described above include approximately $230 million and $340 million, respectively, of foreign tax credits with limited lives. Our earnings and forecasts of future profitability, taking into consideration recent trends, along with three significant sources of foreign income, provide us sufficient positive evidence that we will be able to utilize these net foreign tax credits which expire through 2032. Our sources of foreign income are (1) 100% of our domestic profitability can be re-characterized as foreign source income under current U.S. tax law to the extent domestic losses have offset foreign source income in prior years, (2) annual net foreign source income, exclusive of dividends, primarily from royalties, and (3) tax planning strategies, including accelerating income on cross border transactions, including sales of inventory or raw materials to our subsidiaries, reducing U.S. interest expense by, for example, reducing intercompany loans through repatriating current year earnings of foreign subsidiaries, and other financing transactions, all of which would increase our domestic profitability.

We consider our current forecasts of future profitability in assessing our ability to realize our deferred tax assets, including our foreign tax credits. These forecasts include the impact of recent trends, including various macroeconomic factors such as the impact of higher raw material, transportation, labor and energy costs, on our profitability, as well as the impact of tax planning strategies. These macroeconomic factors possess a high degree of volatility and can significantly impact our profitability. As such, there is a risk that future earnings will not be sufficient to fully utilize our U.S. net deferred tax assets, including our foreign tax credits. However, we believe our forecasts of future profitability along with the three significant sources of foreign income described above provide us sufficient positive, objectively verifiable evidence to conclude that it is more likely than not that, at December 31, 2022, our U.S. net deferred tax assets, including our foreign tax credits, will be fully utilized.

At December 31, 2022 and December 31, 2021, we also had approximately $1.2 billion and $1.3 billion of foreign net deferred tax assets, respectively, and related valuation allowances of approximately $1.0 billion in each year. Our losses in various foreign taxing jurisdictions in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against certain of these net foreign deferred tax assets. Most notably, in Luxembourg, we maintain a valuation allowance of $873 million on all of our net deferred tax assets. Each reporting period, we assess available positive and negative evidence and estimate if sufficient future taxable income will be generated to utilize these existing deferred tax assets. We do not believe that sufficient positive evidence required to release valuation allowances having a significant impact on our financial position or results of operations will exist within the next twelve months.

We recognize the effects of changes in tax rates and laws on deferred tax balances in the period in which legislation is enacted. We remeasure existing deferred tax assets and liabilities considering the tax rates at which they will be realized. We also consider the effects of enacted tax laws in our analysis of the need for valuation allowances.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations, including those for transfer pricing. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the

extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize income tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize income tax benefits when, based on new information, we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, our results of operations and effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and lead to recognition of expense to the extent the settlement amount exceeds recorded liabilities, resulting in an increase in our effective tax rate in the period of resolution. To reduce our risk of an unfavorable transfer price settlement, the Company applies consistent transfer pricing policies and practices globally, supports pricing with economic studies and seeks advance pricing agreements and joint audits to the extent possible. A favorable tax settlement would be recognized as a reduction of expense to the extent the settlement amount is lower than recorded liabilities and, in the case of an income tax settlement, would result in a reduction in our effective tax rate in the period of resolution. We report interest and penalties related to uncertain income tax positions as income tax expense.

For additional information regarding uncertain income tax positions and tax valuation allowances, refer to Note to the Consolidated Financial Statements No. 7, Income Taxes.

Pensions and Other Postretirement Benefits. We have recorded liabilities for pension and other postretirement benefits of $94 million and $292 million, respectively, at December 31, 2022. Our recorded liabilities and net periodic costs for pensions and other postretirement benefits are based on a number of assumptions, including:

- life expectancies,
- retirement rates,
- discount rates,
- long term rates of return on plan assets,
- inflation rates,
- future health care costs, and
- maximum company-covered benefit costs.

Certain of these assumptions are determined with the assistance of independent actuaries. Assumptions about life expectancies, retirement rates, future compensation levels and future health care costs are based on past experience and anticipated future trends. The discount rate for our U.S. plans is based on a yield curve derived from a portfolio of corporate bonds from issuers rated AA or higher by established rating agencies as of December 31 and is reviewed annually. Our expected benefit payment cash flows are discounted based on spot rates developed from the yield curve. The mortality assumption for our U.S. plans is based on actual historical experience or published actuarial tables, an assumed long term rate of future improvement based on published actuarial tables, and current government regulations related to lump sum payment factors. The long term rate of return on U.S. plan assets is based on estimates of future long term rates of return similar to the target allocation of substantially all fixed income securities. Actual U.S. pension fund asset allocations are reviewed on a monthly basis and the pension fund is rebalanced to target ranges on an as-needed basis. These assumptions are reviewed regularly and revised when appropriate. Changes in one or more of them may affect the amount of our recorded liabilities and net periodic costs for these benefits. Other assumptions involving demographic factors such as retirement age and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. If actual experience differs from expectations, our financial position, results of operations and liquidity in future periods may be affected.

The weighted average discount rate used in estimating the total liability for our U.S. pension and other postretirement benefit plans was 5.45% and 5.51%, respectively, at December 31, 2022, compared to 2.82% and 2.87%, respectively, at December 31, 2021. The increase in the discount rate at December 31, 2022 was due primarily to higher yields on highly rated corporate bonds. Interest cost included in our U.S. net periodic pension cost was $133 million in 2022, compared to $94 million in 2021 and $126 million in 2020. Interest cost included in our worldwide net periodic other postretirement benefits cost was $12 million in 2022, compared to $9 million in 2021 and $8 million in 2020.

The following table presents the sensitivity of our U.S. projected pension benefit obligation and accumulated other postretirement benefits obligation to the indicated increase/decrease in the discount rate:

| (Dollars in millions) | Change | + / − Change at December 31, 2022 | |
		PBO/ABO	Annual Expense
Assumption:			
Pensions	+/- 0.5%	$ 155	$ —
Other Postretirement Benefits	+/- 0.5%	9	1

Changes in general interest rates and corporate (AA or better) credit spreads impact our discount rate and thereby our U.S. pension benefit obligation. Our U.S. pension plans are invested in a portfolio of substantially all fixed income securities designed to offset the impact of future discount rate movements on liabilities for these plans. If corporate (AA or better) interest rates increase or decrease in parallel (i.e., across all maturities), the investment portfolio described above is designed to mitigate a substantial portion of the expected change in our U.S. pension benefit obligation. For example, if corporate (AA or better) interest rates increased or decreased by 0.5%, the investment portfolio described above would be expected to mitigate approximately 85% of the expected change in our U.S. pension benefit obligation.

At December 31, 2022, our net actuarial loss included in Accumulated Other Comprehensive Loss ("AOCL") related to global pension plans was $2,271 million, $1,836 million of which related to our U.S. pension plans. The net actuarial loss included in AOCL related to our U.S. pension plans continues to decrease and is primarily due to declines in U.S. discount rates and plan asset losses that occurred prior to the funding and investment de-risking actions we undertook in 2013 and 2014, which were designed to mitigate further actuarial losses of a similar nature. For purposes of determining our 2022 U.S. pension total benefits cost, we recognized $225 million of the net actuarial losses in 2022. We will recognize approximately $100 million of net actuarial losses in 2023 U.S. net periodic pension cost. If our future experience is consistent with our assumptions as of December 31, 2022, actuarial loss recognition over the next few years will remain at an amount near that to be recognized in 2023 before it begins to gradually decline. In addition, if annual lump sum payments from a pension plan exceed annual service and interest cost for that plan, accelerated recognition of net actuarial losses will be required through a settlement in total benefits cost.

The actual rate of return on our U.S. pension fund was (17.00%), 1.80% and 13.20% in 2022, 2021 and 2020, respectively, as compared to the expected rate of 4.23%, 3.74% and 4.22% in 2022, 2021 and 2020, respectively. We use the fair value of our pension assets in the calculation of pension expense for all of our U.S. pension plans.

The weighted average amortization period for our U.S. pension plans is approximately 16 years.

Service cost of pension plans was recorded in CGS, as part of the cost of inventory sold during the period, or SAG in our Consolidated Statements of Operations, based on the specific roles (i.e., manufacturing vs. non-manufacturing) of employee groups covered by each of our pension plans. In 2022, 2021 and 2020, the amount of service cost included in CGS and SAG is approximately equal. Non-service related net periodic pension costs were recorded in Other (Income) Expense.

Globally, we expect our 2023 net periodic pension cost to be $120 million to $140 million, including approximately $30 million of service cost, compared to $73 million in 2022, which included $37 million of service cost. The increase in expected net periodic pension cost is primarily due to higher interest cost from increases in interest rates.

The net actuarial gain of $96 million included in AOCL for our worldwide other postretirement benefit plans as of December 31, 2022 is a result of recent increases in discount rates. For purposes of determining 2022 worldwide net periodic other postretirement benefits cost, we recognized $2 million of net actuarial losses in 2022. We will recognize approximately $10 million of net actuarial gains in 2023. If our future experience is consistent with our assumptions as of December 31, 2022, actuarial gain recognition over the next few years will remain at an amount near that to be recognized in 2023.

For further information on pensions and other postretirement benefits, refer to Note to the Consolidated Financial Statements No. 18, Pension, Other Postretirement Benefits and Savings Plans.

FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information in this Annual Report (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- a prolonged economic downturn or economic uncertainty could adversely impact our business and results of operations;

- there are risks and uncertainties regarding our acquisition of Cooper Tire and our ability to achieve the remaining expected benefits of that acquisition;

- our future results of operations, financial condition and liquidity may continue to be adversely impacted by the COVID-19 pandemic, and that impact may be material;

- raw material cost increases may materially adversely affect our operating results and financial condition;

- we are experiencing inflationary cost pressures, including with respect to wages, benefits, transportation and energy costs, that may materially adversely affect our operating results and financial condition;

- delays or disruptions in our supply chain or in the provision of services, including utilities, to us could result in increased costs or disruptions in our operations;

- changes to tariffs, trade agreements or trade restrictions may materially adversely affect our operating results;

- if we do not successfully implement our strategic initiatives, our operating results, financial condition and liquidity may be materially adversely affected;

- we face significant global competition and our market share could decline;

- deteriorating economic conditions in any of our major markets, or an inability to access capital markets or third-party financing when necessary, may materially adversely affect our operating results, financial condition and liquidity;

- if we experience a labor strike, work stoppage, labor shortage or other similar event at the Company or its joint ventures, our business, results of operations, financial condition and liquidity could be materially adversely affected;

- financial difficulties, work stoppages, labor shortages, supply disruptions or economic conditions affecting our major OE customers, dealers or suppliers could harm our business;

- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;

- our international operations have certain risks that may materially adversely affect our operating results, financial condition and liquidity;

- we have foreign currency translation and transaction risks that may materially adversely affect our operating results, financial condition and liquidity;

- our long-term ability to meet our obligations, to repay maturing indebtedness or to implement strategic initiatives may be dependent on our ability to access capital markets in the future and to improve our operating results;

- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;

- any failure to be in compliance with any material provision or covenant of our debt instruments, or a material reduction in the borrowing base under our first lien revolving credit facility, could have a material adverse effect on our liquidity and operations;

- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales;

- we may incur significant costs in connection with our contingent liabilities and tax matters;

- our reserves for contingent liabilities and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

- environmental issues, including climate change, or legal, regulatory or market measures to address environmental issues, may negatively affect our business and operations and cause us to incur significant costs;

- we are subject to extensive government regulations that may materially adversely affect our operating results;

- we may be adversely affected by any disruption in, or failure of, our information technology systems due to computer viruses, unauthorized access, cyber-attack, natural disasters or other similar disruptions;

- we may not be able to protect our intellectual property rights adequately;

- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and

- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, including the current conflict between Russia and Ukraine, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading purposes.

Commodity Price Risk

The raw materials costs to which our operations are principally exposed include the cost of natural rubber, synthetic rubber, carbon black, fabrics, steel cord and other petrochemical-based commodities. Approximately two-thirds of our raw materials are petroleum-based, the cost of which may be affected by fluctuations in the price of oil. We currently do not hedge commodity prices. We do, however, use various strategies to partially offset cost increases for raw materials, including centralizing purchases of raw materials through our global procurement organization in an effort to leverage our purchasing power, expanding our capabilities to substitute lower cost raw materials, and reducing the amount of material required in each tire.

Interest Rate Risk

We continuously monitor our fixed and floating rate debt mix. Within defined limitations, we manage the mix using refinancing. At December 31, 2022, 21% of our debt was at variable interest rates averaging 5.94% compared to 15% at an average rate of 4.01% at December 31, 2021.

The following table presents information about long term fixed rate debt, excluding finance leases, at December 31:

(In millions)	2022	2021
Carrying amount — liability	$ 5,766	$ 5,781
Fair value — liability	5,198	6,149
Pro forma fair value — liability	5,413	6,409

The pro forma information assumes an 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption. The sensitivity of our fixed rate debt to changes in interest rates was determined using current market pricing models.

Foreign Currency Exchange Risk

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade purchases and sales, equipment acquisitions, intercompany loans and royalty agreements. Contracts hedging short term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency derivative information at December 31:

(In millions)	2022	2021
Fair value — asset (liability)	$ (8)	$ 5
Pro forma decrease in fair value	(108)	(98)
Contract maturities	1/23-12/23	1/22-12/22

The pro forma decrease in fair value assumes a 10% adverse change in underlying foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of contracts outstanding at that date under that assumption. The sensitivity of our foreign currency positions to changes in exchange rates was determined using current market pricing models.

Fair values are recognized on the Consolidated Balance Sheets at December 31 as follows:

(In millions)	2022	2021
Current asset (liability):		
Accounts receivable	$ 5	$ 10
Other current liabilities	(13)	(5)

For further information on foreign currency contracts, refer to Note to the Consolidated Financial Statements No. 16, Financing Arrangements and Derivative Financial Instruments.

Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of our management of counterparty risk.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)		Year Ended December 31,				
		2022		2021		2020
Net Sales (Note 3)	$	20,805	$	17,478	$	12,321
Cost of Goods Sold		16,953		13,692		10,337
Selling, Administrative and General Expense		2,798		2,699		2,192
Goodwill and Other Asset Impairments (Notes 12 and 13)		—		—		330
Rationalizations (Note 4)		129		93		159
Interest Expense (Note 5)		451		387		324
Other (Income) Expense (Note 6)		75		94		119
Income (Loss) before Income Taxes		399		513		(1,140)
United States and Foreign Tax Expense (Benefit) (Note 7)		190		(267)		110
Net Income (Loss)		209		780		(1,250)
Less: Minority Shareholders' Net Income		7		16		4
Goodyear Net Income (Loss)	**$**	**202**	**$**	**764**	**$**	**(1,254)**
Goodyear Net Income (Loss) — Per Share of Common Stock						
Basic	**$**	**0.71**	**$**	**2.92**	**$**	**(5.35)**
Weighted Average Shares Outstanding (Note 8)		284		261		234
Diluted	**$**	**0.71**	**$**	**2.89**	**$**	**(5.35)**
Weighted Average Shares Outstanding (Note 8)		286		264		234

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Net Income (Loss)	$	209	$	780	$	(1,250)
Other Comprehensive Income (Loss):						
Foreign currency translation, net of tax of ($9) in 2022 (($4) in 2021, $4 in 2020)		(275)		(139)		(134)
Unrealized gains (losses) from securities, net of tax of $0 in 2022 ($0 in 2021, $0 in 2020)		1		—		—
Defined benefit plans:						
Amortization of prior service cost and unrecognized gains and losses included in total benefit cost, net of tax of $31 in 2022 ($34 in 2021, $35 in 2020)		94		105		109
Decrease/(increase) in net actuarial losses, net of tax of $48 in 2022 ($48 in 2021, ($10) in 2020)		162		153		(3)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements, and divestitures, net of tax of $30 in 2022 ($10 in 2021, $7 in 2020)		94		33		22
Prior service credit (cost) from plan amendments, net of tax of ($2) in 2022 ($0 in 2021, ($1) in 2020)		(3)		1		(2)
Deferred derivative gains (losses), net of tax of $0 in 2022 ($0 in 2021, $0 in 2020)		—		1		15
Reclassification adjustment for amounts recognized in income, net of tax of $0 in 2022 ($0 in 2021, $0 in 2020)		(2)		(2)		(13)
Other Comprehensive Income (Loss)		**71**		**152**		**(6)**
Comprehensive Income (Loss)		**280**		**932**		**(1,256)**
Less: Comprehensive Income (Loss) Attributable to Minority Shareholders		(10)		(4)		(3)
Goodyear Comprehensive Income (Loss)	**$**	**290**	**$**	**936**	**$**	**(1,253)**

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
(In millions, except share data)		2022		2021
Assets:				
Current Assets:				
Cash and Cash Equivalents (Note 1)	$	1,227	$	1,088
Accounts Receivable (Note 10)		2,610		2,387
Inventories (Note 11)		4,571		3,594
Prepaid Expenses and Other Current Assets		257		262
Total Current Assets		**8,665**		**7,331**
Goodwill (Note 12)		1,014		1,004
Intangible Assets (Note 12)		1,004		1,039
Deferred Income Taxes (Note 7)		1,443		1,596
Other Assets (Note 13)		1,035		1,106
Operating Lease Right-of-Use Assets (Note 15)		976		981
Property, Plant and Equipment (Note 14)		8,294		8,345
Total Assets	**$**	**22,431**	**$**	**21,402**
Liabilities:				
Current Liabilities:				
Accounts Payable — Trade	$	4,803	$	4,148
Compensation and Benefits (Notes 18 and 19)		643		689
Other Current Liabilities		872		822
Notes Payable and Overdrafts (Note 16)		395		406
Operating Lease Liabilities due Within One Year (Note 15)		199		204
Long Term Debt and Finance Leases due Within One Year (Notes 15 and 16)		228		343
Total Current Liabilities		**7,140**		**6,612**
Operating Lease Liabilities (Note 15)		821		819
Long Term Debt and Finance Leases (Notes 15 and 16)		7,267		6,648
Compensation and Benefits (Notes 18 and 19)		998		1,445
Deferred Income Taxes (Note 7)		134		135
Other Long Term Liabilities		605		559
Total Liabilities		**16,965**		**16,218**
Commitments and Contingent Liabilities (Note 20)				
Shareholders' Equity:				
Goodyear Shareholders' Equity:				
Common Stock, no par value:				
Authorized, 450 million shares, Outstanding shares — 283 million (282 million in 2021)		283		282
Capital Surplus		3,117		3,107
Retained Earnings		5,775		5,573
Accumulated Other Comprehensive Loss (Note 22)		(3,875)		(3,963)
Goodyear Shareholders' Equity		**5,300**		**4,999**
Minority Shareholders' Equity — Nonredeemable		166		185
Total Shareholders' Equity		**5,466**		**5,184**
Total Liabilities and Shareholders' Equity	**$**	**22,431**	**$**	**21,402**

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions, except per share amounts)	Common Stock Shares	Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2019 (after deducting 45,813,109 common treasury shares)	232,650,318	$ 233	$ 2,141	$ 6,113	$ (4,136)	$ 4,351	$ 194	$ 4,545
Net income (loss)				(1,254)		(1,254)	4	(1,250)
Other comprehensive income (loss)					1	1	(7)	(6)
Total comprehensive income (loss)						**(1,253)**	**(3)**	**(1,256)**
Adoption of new accounting standard				(12)		(12)		(12)
Stock-based compensation plans			32			32		32
Dividends declared				(38)		(38)	(10)	(48)
Common stock issued from treasury	569,780		(2)			(2)		(2)
Balance at December 31, 2020 (after deducting 45,243,329 common treasury shares)	233,220,098	$ 233	$ 2,171	$ 4,809	$ (4,135)	$ 3,078	$ 181	$ 3,259

We declared and paid cash dividends of $0.16 per common share for the year ended December 31, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

(Dollars in millions, except per share amounts)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2020 (after deducting 45,243,329 common treasury shares)	**233,220,098**	**$ 233**	**$ 2,171**	**$ 4,809**	**$ (4,135)**	**$ 3,078**	**$ 181**	**$ 3,259**
Net income				764		764	16	780
Other comprehensive income (loss)					172	172	(20)	152
Total comprehensive income (loss)						**936**	**(4)**	**932**
Common stock issued	45,824,480	46	892			938		938
Stock-based compensation plans			26			26		26
Dividends declared							(13)	(13)
Common stock issued from treasury	2,748,645	3	18			21		21
Acquisition of Cooper Tire's minority interests							21	21
Balance at December 31, 2021 (after deducting 42,494,684 common treasury shares)	**281,793,223**	**$ 282**	**$ 3,107**	**$ 5,573**	**$ (3,963)**	**$ 4,999**	**$ 185**	**$ 5,184**

There were no dividends declared or paid for the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — (Continued)

(Dollars in millions, except per share amounts)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Goodyear Shareholders' Equity	Minority Shareholders' Equity — Non-Redeemable	Total Shareholders' Equity
Balance at December 31, 2021 (after deducting 42,494,684 common treasury shares)	**281,793,223**	**$ 282**	**$ 3,107**	**$ 5,573**	**$ (3,963)**	**$ 4,999**	**$ 185**	**$ 5,184**
Net income				202		202	7	209
Other comprehensive income (loss)					88	88	(17)	71
Total comprehensive income (loss)						**290**	**(10)**	**280**
Stock-based compensation plans			17			17		17
Dividends declared							(9)	(9)
Common stock issued from treasury	1,103,129	1	(7)			(6)		(6)
Balance at December 31, 2022 (after deducting 41,391,555 common treasury shares)	**282,896,352**	**$ 283**	**$ 3,117**	**$ 5,775**	**$ (3,875)**	**$ 5,300**	**$ 166**	**$ 5,466**

There were no dividends declared or paid for the year ended December 31, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Cash Flows from Operating Activities:						
Net Income (Loss)	$	209	$	780	$	(1,250)
Adjustments to Reconcile Net Income (Loss) to Cash Flows from Operating Activities:						
Depreciation and Amortization		964		883		859
Amortization and Write-Off of Debt Issuance Costs		15		14		11
Amortization of Inventory Fair Value Adjustment Related to the Cooper Tire Acquisition (Note 2)		—		110		—
Transaction and Other Costs Related to the Cooper Tire Acquisition (Note 2)		—		56		—
Cash Payments for Transaction and Other Costs Related to the Cooper Tire Acquisition		(2)		(42)		—
Goodwill and Other Asset Impairments (Notes 12 and 13)		—		—		330
Provision for Deferred Income Taxes (Note 7)		28		(471)		23
Net Pension Curtailments and Settlements (Note 18)		124		43		18
Net Rationalization Charges (Note 4)		129		93		159
Rationalization Payments		(95)		(197)		(186)
Net (Gains) Losses on Asset Sales (Note 6)		(122)		(20)		2
Operating Lease Expense (Note 15)		300		295		286
Operating Lease Payments (Note 15)		(276)		(278)		(268)
Pension Contributions and Direct Payments		(60)		(91)		(56)
Changes in Operating Assets and Liabilities, Net of Asset Acquisitions and Dispositions:						
Accounts Receivable		(333)		(300)		132
Inventories		(1,042)		(982)		713
Accounts Payable — Trade		686		923		26
Compensation and Benefits		(107)		64		95
Other Current Liabilities		(1)		(11)		26
Other Assets and Liabilities		104		193		195
Total Cash Flows from Operating Activities		**521**		**1,062**		**1,115**
Cash Flows from Investing Activities:						
Acquisition of Cooper Tire, net of cash and restricted cash acquired (Note 2)		—		(1,856)		—
Capital Expenditures		(1,061)		(981)		(647)
Cash Proceeds from Sale and Leaseback Transaction (Note 6)		108		—		—
Asset Dispositions		52		14		—
Short Term Securities Acquired		(75)		(118)		(96)
Short Term Securities Redeemed		107		125		96
Notes Receivable		(16)		16		(13)
Other Transactions		(29)		7		(7)
Total Cash Flows from Investing Activities		**(914)**		**(2,793)**		**(667)**
Cash Flows from Financing Activities:						
Short Term Debt and Overdrafts Incurred		1,321		1,095		1,651
Short Term Debt and Overdrafts Paid		(1,295)		(1,047)		(1,593)
Long Term Debt Incurred		10,503		9,862		6,251
Long Term Debt Paid		(9,947)		(8,504)		(6,059)
Common Stock Issued		(6)		9		—
Common Stock Dividends Paid (Note 21)		—		—		(37)
Transactions with Minority Interests in Subsidiaries		(9)		(13)		(10)
Debt Related Costs and Other Transactions		8		(93)		—
Total Cash Flows from Financing Activities		**575**		**1,309**		**203**
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash		(35)		(38)		(1)
Net Change in Cash, Cash Equivalents and Restricted Cash		**147**		**(460)**		**650**
Cash, Cash Equivalents and Restricted Cash at Beginning of the Period		1,164		1,624		974
Cash, Cash Equivalents and Restricted Cash at End of the Period	$	**1,311**	$	**1,164**	$	**1,624**

The accompanying notes are an integral part of these consolidated financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation
On June 7, 2021 (the "Closing Date"), we completed the acquisition of Cooper Tire & Rubber Company ("Cooper Tire"). As a result of the acquisition, Cooper Tire, along with its subsidiaries, became subsidiaries of Goodyear. For further information about the acquisition, refer to Note to the Consolidated Financial Statements No. 2, Cooper Tire Acquisition.

Recently Adopted Accounting Standards
Effective January 1, 2022, we adopted an accounting standards update which requires the disclosure of certain types of government assistance that are accounted for by analogizing to a grant model. We do not have material grants to disclose under this new accounting standards update.

Recently Issued Accounting Standards

In September 2022, the Financial Accounting Standards Board ("FASB") issued an accounting standards update on the disclosure of supplier finance programs. Entities are required to disclose the key terms of each program, including a description of the payment terms and assets pledged as security or other forms of guarantees, if any, provided for the committed payment to the finance provider or intermediary. In addition, on a quarterly basis, entities are required to disclose the related obligations outstanding at each interim reporting period and where those obligations are presented on the balance sheet and, on an annual basis, entities are also required to disclose a roll-forward of the amount of the obligations outstanding at the end of the reporting period. The standards update is effective retrospectively for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the roll-forward information, which is effective prospectively for fiscal years beginning after December 15, 2023, with early adoption permitted. We are currently assessing the impact of this standards update on our disclosures in the notes to the consolidated financial statements.

Acquisitions

We include the results of operations of the businesses in which we acquire a controlling financial interest in our consolidated financial statements beginning as of the acquisition date. On the acquisition date, we recognize, separate from goodwill, the assets acquired, including separately identifiable intangible assets, and the liabilities assumed at their fair values. The excess of the consideration transferred over the fair values assigned to the net identifiable assets and liabilities of the acquired business is recognized as goodwill. Transaction costs are recognized separately from the acquisition and are expensed as incurred.

Principles of Consolidation

The consolidated financial statements include the accounts of all legal entities in which we hold a controlling financial interest. A controlling financial interest generally arises from our ownership of a majority of the voting shares of our subsidiaries. We would also hold a controlling financial interest in variable interest entities if we are considered to be the primary beneficiary. Investments in companies in which we do not own a majority interest and we have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to:

- acquisitions,
- general and product liabilities and other litigation,
- workers' compensation,
- goodwill, intangibles and other long-lived assets,
- deferred tax asset valuation allowances and uncertain income tax positions,

- pension and other postretirement benefits, and

- various other operating allowances and accruals, based on currently available information.

Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

Revenue Recognition and Accounts Receivable Valuation

Sales are recognized when obligations under the terms of a contract are satisfied and control is transferred. This generally occurs with shipment or delivery, depending on the terms of the underlying contract, or when services have been rendered. Sales are measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The amount of consideration we receive and sales we recognize can vary due to changes in sales incentives, rebates, rights of return or other items we offer our customers, for which we estimate the expected amounts based on an analysis of historical experience, or as the most likely amount in a range of possible outcomes. Payment terms with customers vary by region and customer, but are generally 30-90 days or at the point of sale for our consumer retail locations. Net sales exclude sales, value added and other taxes. Costs to obtain contracts are generally expensed as incurred due to the short term nature of individual contracts. Incidental items that are immaterial in the context of the contract are recognized as expense as incurred. We have elected to recognize the costs incurred for transportation of products to customers as a component of Cost of Goods Sold ("CGS").

Appropriate provisions are made for uncollectible accounts based on historical loss experience, portfolio duration, economic conditions and credit risk, considering both expected future losses as well as current incurred losses. The adequacy of the allowances are assessed quarterly. Effective January 1, 2020, we adopted, using the modified retrospective adoption approach, an accounting standards update with new guidance related to the accounting for credit losses on financial instruments. Our adoption of this standards update resulted in adjustments in 2020 that decreased Retained Earnings by $12 million, with Accounts Receivable decreasing by $15 million and Deferred Income Taxes increasing by $3 million.

Research and Development Costs

Research and development costs include, among other things, materials, equipment, compensation and contract services. These costs are expensed as incurred and included as a component of CGS. Research and development expenditures were $501 million, $473 million and $390 million in 2022, 2021 and 2020, respectively.

Warranty

Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. Refer to Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

Environmental Cleanup Matters

We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. We determine our liability on a site by site basis and record a liability at the time when it is probable and can be reasonably estimated. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective share of the relevant costs. Our estimated liability is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

Legal Costs

We record a liability for estimated legal and defense costs related to pending general and product liability claims, environmental matters and workers' compensation claims. Refer to Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

Advertising Costs

Costs incurred for producing and communicating advertising are generally expensed when incurred as a component of Selling, Administrative and General Expense ("SAG"). Costs incurred under our cooperative advertising programs with dealers and franchisees are generally recorded as reductions of sales as related revenues are recognized. Advertising costs, including costs for our cooperative advertising programs with dealers and franchisees, were $375 million, $382 million and $304 million in 2022, 2021 and 2020, respectively.

Rationalizations

We record costs for rationalization actions implemented to reduce excess and high-cost manufacturing capacity and operating and administrative costs. Associate-related costs include severance, supplemental unemployment compensation and benefits, medical benefits, pension curtailments, postretirement benefits, and other termination benefits. For ongoing benefit arrangements, a liability is recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. For one-time benefit arrangements, a liability is incurred and must be accrued at the date the plan is communicated to employees, unless they will be retained beyond a minimum retention period. In this case, the liability is calculated at the date the plan is communicated to employees and is accrued ratably over the future service period. For voluntary benefit arrangements, a liability is not estimable and is not recognized until eligible associates apply for the benefit and we accept the applications. Other costs generally include non-cancelable lease, contract termination and relocation costs. A liability for these costs is recognized in the period in which the liability is incurred. Rationalization charges related to accelerated depreciation and asset impairments are recorded in CGS or SAG. Refer to Note to the Consolidated Financial Statements No. 4, Costs Associated with Rationalization Programs.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between carrying values of assets and liabilities for financial reporting purposes and such carrying values as measured under applicable tax laws. The effect on deferred tax assets or liabilities of a change in the tax law or tax rate is recognized in the period the change is enacted. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The calculation of our tax liabilities also involves considering uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain income tax positions based on our estimate of whether it is more likely than not that additional taxes will be required and we report related interest and penalties as income taxes. To the extent that we incur expense under global intangible low-taxed income provisions, we will treat it as a component of income tax expense in the period incurred. Our policy is to utilize an item-by-item approach to release stranded income tax effects from Accumulated Other Comprehensive Loss ("AOCL"). Refer to Note to the Consolidated Financial Statements No. 7, Income Taxes.

Cash and Cash Equivalents / Consolidated Statements of Cash Flows / Restricted Cash

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. Substantially all of our cash and short-term investment securities are held with investment grade rated counterparties. At December 31, 2022, our cash investments with any single counterparty did not exceed approximately $270 million.

Cash flows associated with derivative financial instruments designated as hedges of identifiable transactions or events are classified in the same category as the cash flows from the related hedged items. Cash flows associated with derivative financial instruments not designated as hedges are classified as operating activities. Bank overdrafts, if any, are recorded within Notes Payable and Overdrafts. Cash flows associated with bank overdrafts are classified as financing activities.

Customer prepayments for products and government grants received that predominately relate to operations are reported as operating activities. Government grants received that are predominately related to capital expenditures are reported as investing activities. The Consolidated Statements of Cash Flows are presented net of finance leases of $25 million, $39 million and $3 million originating in the years ended December 31, 2022, 2021 and 2020, respectively, and accrued capital expenditures financed with extended terms of $15 million in 2020 which were paid in 2021. Cash flows from investing activities in 2022 exclude $324 million of accrued capital expenditures remaining unpaid at December 31, 2022, and include payment for $257 million of capital expenditures that were accrued and unpaid at December 31, 2021. Cash flows from investing activities in 2021 exclude $257 million of accrued capital expenditures remaining unpaid at December 31, 2021, and include payment for $224 million of capital expenditures that were accrued and unpaid at December 31, 2020. Cash flows from investing activities in 2020 exclude $224 million of accrued capital expenditures remaining unpaid at December 31, 2020, and include payment for $243 million of capital expenditures that were accrued and unpaid at December 31, 2019.

The following table provides a reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Consolidated Statements of Cash Flows:

(In millions)	December 31,					
	2022		**2021**		**2020**	
Cash and Cash Equivalents	$	1,227	$	1,088	$	1,539
Restricted Cash[1]...		84		76		85
Total Cash, Cash Equivalents and Restricted Cash............................	**$**	**1,311**	**$**	**1,164**	**$**	**1,624**

(1)   Includes remaining acquired restricted cash of Cooper Tire of $16 million and $25 million at December 31, 2022 and 2021, respectively.

Restricted Cash primarily represents amounts required to be set aside in relation to (i) accounts receivable factoring programs and (ii) change-in-control provisions of certain Cooper Tire compensation plans. The restrictions lapse when cash from factored accounts receivable is remitted to the purchaser of those receivables or as the compensation payments are made, respectively. At December 31, 2022, $74 million and $10 million were recorded in Prepaid Expenses and Other Current Assets and Other Assets in the Consolidated Balance Sheets, respectively. At December 31, 2021, $62 million and $14 million were recorded in Prepaid Expenses and Other Current Assets and Other Assets in the Consolidated Balance Sheets, respectively.

Restricted Net Assets

In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various governmental regulations. In addition, certain of our credit agreements and other debt instruments limit the ability of foreign subsidiaries to make cash distributions. At December 31, 2022, approximately $1.0 billion of net assets were subject to such regulations or limitations.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out or the average cost method. Costs include direct material, direct labor and applicable manufacturing and engineering overhead. We allocate fixed manufacturing overheads based on normal production capacity and recognize abnormal manufacturing costs as period costs. We determine a provision for excess and obsolete inventory based on management's review of inventories on hand compared to estimated future usage and sales. Refer to Note to the Consolidated Financial Statements No. 11, Inventories.

Goodwill and Intangible Assets

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite useful lives are not amortized but are assessed for impairment annually with the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of the reporting unit or indefinite-lived intangible to its carrying amount. Under the qualitative assessment, an entity is not required to calculate the fair value unless the entity determines that it is more likely than not that the fair value is less than the carrying amount. If under the quantitative assessment the fair value is less than the carrying amount, then an impairment loss will be recorded for the difference between the carrying value and the fair value.

In addition to annual testing, impairment testing is conducted when events occur or circumstances change, including the macroeconomic environment, our business performance or our market capitalization, that would more likely than not reduce the fair value of the asset below its carrying amount. Goodwill and intangible assets with indefinite useful lives would be written down to fair value if considered impaired. Intangible assets with finite useful lives are amortized to their estimated residual values over such finite lives, and reviewed for impairment whenever events or circumstances warrant such a review. Refer to Note to the Consolidated Financial Statements No. 12, Goodwill and Intangible Assets.

Investments

Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable equity securities are recorded in earnings. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recorded in AOCL, net of tax. Our investments in TireHub, LLC ("TireHub"), a distribution joint venture in the U.S., and ACTR Company Limited ("ACTR"), a tire manufacturing joint venture in Vietnam, are accounted for under the equity method.

We regularly review our investments to determine whether a decline in fair value below their recorded amount is other than temporary. If the decline in fair value is judged to be other than temporary, the investment is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. Refer to Notes to the Consolidated

Financial Statements No. 13, Other Assets and Investments, No. 17, Fair Value Measurements, and No. 22, Reclassifications out of Accumulated Other Comprehensive Loss.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Additions and improvements that substantially extend the useful life of property, plant and equipment, and interest costs incurred during the construction period of major projects are capitalized. Government grants to us that are predominately related to capital expenditures are recorded as reductions of the cost of the associated assets. Repair and maintenance costs are expensed as incurred. Property, plant and equipment are depreciated to their estimated residual values over their estimated useful lives, and reviewed for impairment whenever events or circumstances warrant such a review. Depreciation expense for property, plant and equipment was $928 million, $862 million and $857 million in 2022, 2021 and 2020, respectively. Refer to Notes to the Consolidated Financial Statements No. 5, Interest Expense, and No. 14, Property, Plant and Equipment.

Leases

We determine if an arrangement is or contains a lease at inception. We enter into leases primarily for our distribution facilities, manufacturing equipment, administrative offices, retail stores, vehicles and data processing equipment under varying terms and conditions. Our leases have remaining lease terms of less than 1 year to approximately 50 years. Most of our leases include options to extend the lease, with renewal terms ranging from 1 to 50 years or more, and some include options to terminate the lease within 1 year. If it is reasonably certain that an option to extend or terminate a lease will be exercised, that option is considered in the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize short-term lease expense for these leases on a straight-line basis over the lease term.

Certain of our lease agreements include variable lease payments, generally based on consumer price indices. Variable lease payments that are assigned to an index are determined based on the initial index at commencement, and the variability based on changes in the index is accounted for as it changes. The variable portion of payments is not included in the initial measurement of the right-of-use asset or lease liability due to the uncertainty of the payment amount and are recorded as lease expense in the period incurred. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We have lease agreements with lease and non-lease components, which are accounted for separately.

Operating leases are included in Operating Lease Right-of-Use ("ROU") Assets, Operating Lease Liabilities due Within One Year and Operating Lease Liabilities on our Consolidated Balance Sheets. Finance leases are included in Property, Plant and Equipment, Long Term Debt and Finance Leases due Within One Year, and Long Term Debt and Finance Leases on our Consolidated Balance Sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Generally, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments, unless there is a rate stated in the lease agreement. Operating lease expense is recognized on a straight-line basis over the lease term. Refer to Note to the Consolidated Financial Statements No. 15, Leases.

Foreign Currency Translation

The functional currency for most subsidiaries outside the United States is the local currency. Financial statements of these subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. The U.S. dollar is used as the functional currency in countries with a history of high inflation and in countries that predominantly sell into the U.S. dollar export market. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in Other (Income) Expense. Translation adjustments are recorded in AOCL. Income taxes are generally not provided for foreign currency translation adjustments.

Derivative Financial Instruments and Hedging Activities

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheets as Accounts Receivable, Other Assets, Other Current Liabilities or Other Long Term Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded net of tax in AOCL.

Interest Rate Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in the current period in Other (Income) Expense.

Foreign Currency Contracts — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income in the same period and on the same line that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges, excluding premiums and discounts, are recorded in Other (Income) Expense in the current period. Gains and losses on contracts with no hedging designation are also recorded in Other (Income) Expense in the current period. We do not include premiums or discounts on forward currency contracts in our assessment of hedge effectiveness. Premiums and discounts on contracts designated as hedges are recorded in AOCL. The amounts are recognized in the Statement of Operations on a straight-line basis over the life of the contract on the same line that the hedged item is recognized in the Statement of Operations.

Net Investment Hedging — Nonderivative instruments denominated in foreign currencies are used from time to time to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in AOCL as Foreign Currency Translation Adjustments. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

Termination of Contracts — Gains and losses (including deferred gains and losses in AOCL) are recognized in Other (Income) Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, gains and losses are amortized to Interest Expense or to Other (Income) Expense over the remaining life of that position. Gains and losses on contracts that we temporarily continue to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in Other (Income) Expense. Refer to Note to the Consolidated Financial Statements No. 16, Financing Arrangements and Derivative Financial Instruments.

Stock-Based Compensation

We measure compensation cost arising from the grant of stock-based awards to employees at fair value and recognize such cost in income over the period during which the service is provided, usually the vesting period. We recognize compensation expense using the straight-line approach.

Stock-based awards to employees include grants of performance share units, restricted stock units and stock options. We measure the fair value of grants of performance share units and restricted stock units based primarily on the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants.

We estimate the fair value of stock options using the Black-Scholes valuation model. Assumptions used to estimate compensation expense are determined as follows:

- Expected term represents the period of time that options granted are expected to be outstanding based on our historical experience of option exercises;

- Expected volatility is measured using the weighted average of historical daily changes in the market price of our common stock over the expected term of the award and implied volatility calculated for our exchange traded options with an expiration date greater than one year;

- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards; and

- Forfeitures are based substantially on the history of cancellations of similar awards granted in prior years.

Refer to Note to the Consolidated Financial Statements No. 19, Stock Compensation Plans.

Earnings Per Share of Common Stock

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share primarily reflects the dilutive impact of outstanding stock options and other stock based awards. All earnings per share amounts in these notes to the consolidated financial statements are diluted, unless otherwise noted. Refer to Note to the Consolidated Financial Statements No. 8, Earnings Per Share.

Fair Value Measurements

Valuation Hierarchy

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

- Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

Investments

Where quoted prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, fair values are estimated using quoted prices of securities with similar characteristics or inputs other than quoted prices that are observable for the security, and would be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities would be classified within Level 3 of the valuation hierarchy.

Derivative Financial Instruments

Exchange-traded derivative financial instruments that are valued using quoted prices would be classified within Level 1 of the valuation hierarchy. Derivative financial instruments valued using internally-developed models that use as their basis readily observable market parameters are classified within Level 2 of the valuation hierarchy. Derivative financial instruments that are valued based upon models with significant unobservable market parameters, and that are normally traded less actively, would be classified within Level 3 of the valuation hierarchy. Refer to Notes to the Consolidated Financial Statements No. 16, Financing Arrangements and Derivative Financial Instruments, and No. 17, Fair Value Measurements.

Reclassifications and Adjustments

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current presentation. In the second quarter of 2021, we recorded an out of period adjustment of $8 million of income related to accrued freight charges in Americas. Additionally, in the first quarter of 2021, we recorded out of period adjustments totaling $20 million of expense, primarily related to the valuation of inventory in Americas. The adjustments relate to prior years and did not have a material effect on any of the periods impacted.

Note 2. Cooper Tire Acquisition

On June 7, 2021, we completed our acquisition of Cooper Tire for cash and stock consideration of $2,155 million and $942 million, respectively, or approximately $3.1 billion in total (the "Merger Consideration"). The cash component of the Merger Consideration less cash and restricted cash of Cooper Tire that was acquired amounted to $1,856 million.

Under the acquisition method of accounting, the Merger Consideration is allocated, as of the Closing Date, to the identifiable assets acquired and liabilities assumed of Cooper Tire, which are recognized and measured at fair value based on management's estimates, available information and supportable assumptions that management considers reasonable.

During the second quarter of 2022, we finalized our valuation of the identified assets acquired and liabilities assumed. No significant measurement period changes were recorded during the six months ended June 30, 2022. Principal changes since our initial measurement in the second quarter of 2021 included (i) decreasing the value attributed to customer relationships primarily to reflect updated assumptions related to customer attrition rates, (ii) updating the value attributed to trade names to reflect our long-term view of how each acquired brand fits into the overall product portfolio of the combined company and the appropriate royalty rate to value each acquired brand based on expected profitability, (iii) decreasing the value attributed to Property, Plant and Equipment primarily to reflect updated assumptions related to the estimated economic value of certain underlying assets, (iv) decreasing the value attributed to pension and other postretirement benefit liabilities primarily to reflect updated plan population data, (v) increasing the value attributed to a liability for environmental matters primarily to reflect updated estimated lifecycle remediation cost data and recording other liabilities identified during the measurement period, and (vi) a reclassification between Accounts Receivable and Accounts Payable to conform to Goodyear's classification of customer

rebate and discount program liabilities. These adjustments were recorded net of adjustments to Deferred Tax Liabilities with the corresponding offset recorded to Goodwill, as applicable.

The following table sets forth cumulative measurement period changes from the Closing Date to the second quarter of 2022 when our purchase accounting was finalized, as well as the final and initial allocation of the Merger Consideration to the estimated fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Cooper Tire, with the excess recorded to Goodwill as of the Closing Date:

(In millions)	Final Purchase Price Allocation	Cumulative Measurement Period Changes	Initial Purchase Price Allocation
Cash and Cash Equivalents	$ 231	$ —	$ 231
Accounts Receivable	538	(83)	621
Inventories	708	15	693
Property, Plant and Equipment	1,346	(26)	1,372
Goodwill	633	158	475
Intangible Assets	926	(160)	1,086
Other Assets	360	(2)	362
	4,742	(98)	4,840
Accounts Payable — Trade	384	(80)	464
Compensation and Benefits	356	(30)	386
Debt, Finance Leases and Notes Payable and Overdrafts	151	—	151
Deferred Tax Liabilities, net	292	(55)	347
Other Liabilities	441	67	374
Minority Equity	21	—	21
	1,645	(98)	1,743
Merger Consideration	**$ 3,097**	**$ —**	**$ 3,097**

The estimated value of Inventory includes adjustments totaling $245 million, comprised of $135 million, primarily to adjust inventory valued on a last-in, first-out ("LIFO") basis to a current cost basis, and $110 million to step-up inventory to estimated fair value. The fair value step-up was fully amortized to CGS in 2021 as the related inventory was sold, which negatively impacted our 2021 results. We eliminated the LIFO reserve on Cooper Tire's U.S. inventories as we predominately determine the value of our inventory using the first-in, first-out ("FIFO") method. To estimate the fair value of inventory, we considered the components of Cooper Tire's inventory, as well as estimates of selling prices and selling and distribution costs that were based on Cooper Tire's historical experience.

The estimated value of Property, Plant and Equipment includes adjustments totaling $138 million to increase the net book value of $1,208 million to the final fair value estimate of $1,346 million. This estimate is based on a combination of cost and market approaches, including appraisals, and expectations as to the duration of time we expect to realize benefits from those assets.

The estimated fair values of identifiable intangible assets acquired were prepared using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. The estimated useful lives are based on our historical experience and expectations as to the duration of time we expect to realize benefits from those assets.

The estimated fair values of the identifiable intangible assets acquired, their weighted average estimated useful lives and the related valuation methodology are as follows:

(In millions, except years)	Final Fair Value		Cumulative Measurement Period Changes		Initial Fair Value	Weighted Average Useful Lives	Valuation Methodology
Trade names (indefinite-lived)	$	560	$	250	$ 310	N/A	Relief-from-royalty
Trade names (definite-lived)....		10		(30)	40	14 years	Relief-from-royalty
Customer relationships		350		(380)	730	12 years	Multi-period excess earnings
Non-compete and other............		6		—	6	2 years	Discounted cash flow
	$	926	$	(160)	$ 1,086		

All of the goodwill was allocated to our Americas segment. The goodwill consists of expected future economic benefits that will arise from expected future product sales, operating efficiencies and other synergies that may result from the acquisition, including income tax synergies, and is not deductible for tax purposes.

Since the Closing Date, Cooper Tire's operating results have been included in our Consolidated Statements of Operations. As such, during the year ended December 31, 2022, our results included the results of Cooper Tire for the entire period, while the comparable period in 2021 only included the results of Cooper Tire subsequent to the Closing Date. Our Consolidated Statements of Operations for the year ended December 31, 2022 include an incremental $1,532 million and $1,194 million of Net Sales and CGS, respectively, from Cooper Tire during the first six months of 2022. As a result of our ongoing integration efforts, particularly as it relates to administrative functions and financing activities, it is not practical to disclose Income before Income Taxes or Net Income separately for Cooper Tire.

During the year ended December 31, 2021, we incurred transaction and other costs in connection with the acquisition of Cooper Tire totaling $56 million, including $10 million for a commitment fee related to a bridge term loan facility that was not utilized to finance the transaction and $6 million related to the post-combination settlement of certain Cooper Tire incentive compensation awards during the second quarter of 2021. For the year ended December 31, 2021, $50 million of these costs are included in Other (Income) Expense, with the remainder included in CGS and SAG in our Consolidated Statements of Operations. There were no transaction-related costs incurred during the year ended December 31, 2022.

Pro forma financial information

The following table summarizes, on a pro forma basis, the combined results of operations of Goodyear and Cooper Tire for the years ended December 31, 2021 and 2020 as though the acquisition and the related financing had occurred as of January 1, 2020. The pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition of Cooper Tire occurred on January 1, 2020, nor are they indicative of future consolidated operating results.

(In millions)	Year Ended December 31,	
	2021	2020
Net Sales	$ 18,732	$ 14,902
Income (Loss) before Income Taxes	791	(1,281)
Goodyear Net Income (Loss)...	974	(1,369)

These pro forma amounts have been calculated after applying Goodyear's accounting policies and making certain adjustments, which primarily include: (i) depreciation adjustments relating to fair value step-ups to property, plant and equipment; (ii) amortization adjustments relating to fair value estimates of acquired intangible assets; (iii) incremental interest expense associated with the $1.45 billion senior note issuance and additional borrowings under our first lien revolving credit facility used, in part, to fund the acquisition, related debt issuance costs, and fair value adjustments related to Cooper Tire's debt; (iv) CGS adjustments relating to the change from LIFO to FIFO; (v) fair value adjustments for certain Cooper Tire stock-based compensation; and (vi) transaction-related costs of both Goodyear and Cooper Tire.

Note 3. Net Sales

The following table shows disaggregated net sales from contracts with customers by major source for the year ended December 31, 2022:

(In millions)	Americas	Europe, Middle East and Africa	Asia Pacific	Total
Tire unit sales	$ 10,694	$ 4,943	$ 2,249	$ 17,886
Other tire and related sales	746	582	93	1,421
Retail services and service related sales	645	120	48	813
Chemical sales	654	—	—	654
Other	27	—	4	31
Net Sales by reportable segment	**$ 12,766**	**$ 5,645**	**$ 2,394**	**$ 20,805**

The following table shows disaggregated net sales from contracts with customers by major source for the year ended December 31, 2021:

(In millions)	Americas	Europe, Middle East and Africa	Asia Pacific	Total
Tire unit sales	$ 8,221	$ 4,669	$ 2,027	$ 14,917
Other tire and related sales	653	454	95	1,202
Retail services and service related sales	587	112	59	758
Chemical sales	569	—	—	569
Other	21	8	3	32
Net Sales by reportable segment	**$ 10,051**	**$ 5,243**	**$ 2,184**	**$ 17,478**

The following table shows disaggregated net sales from contracts with customers by major source for the year ended December 31, 2020:

(In millions)	Americas	Europe, Middle East and Africa	Asia Pacific	Total
Tire unit sales[1]	$ 5,138	$ 3,611	$ 1,590	$ 10,339
Other tire and related sales	549	309	98	956
Retail services and service related sales	538	95	55	688
Chemical sales	317	—	—	317
Other	14	5	2	21
Net Sales by reportable segment	**$ 6,556**	**$ 4,020**	**$ 1,745**	**$ 12,321**

(1)   Americas tire unit sales for 2020 include a gain of $34 million for a one-time legal settlement.

Tire unit sales consist of consumer, commercial, farm and off-the-road tire sales, including the sale of new Company-branded tires through Company-owned retail channels. Other tire and related sales consist of aviation, race and motorcycle tire sales, retread sales and other tire related sales. Sales of tires in this category are not included in reported tire unit information. Retail services and service related sales consist of automotive services performed for customers through our Company-owned retail channels, and includes service related products. Chemical sales relate to the sale of synthetic rubber and other chemicals to third parties, and exclude intercompany sales. Other sales include items such as franchise fees and ancillary tire parts.

When we receive consideration from a customer prior to transferring goods or services under the terms of a sales contract, we record deferred revenue, which represents a contract liability. Deferred revenue included in Other Current Liabilities in the Consolidated Balance Sheets totaled $19 million and $23 million at December 31, 2022 and 2021, respectively. Deferred revenue included in Other Long Term Liabilities in the Consolidated Balance Sheets totaled $15 million and $21 million at December 31, 2022 and 2021, respectively. We recognize deferred revenue after we have transferred control of the goods or services to the customer and all revenue recognition criteria are met.

The following table presents the balances of deferred revenue related to contracts with customers, and changes during the years ended December 31:

(In millions)	2022	2021
Balance at January 1	$ 44	$ 50
Revenue deferred during period	150	211
Revenue recognized during period	(159)	(217)
Impact of foreign currency translation	(1)	—
Balance at December 31	**$ 34**	**$ 44**

Note 4. Costs Associated with Rationalization Programs

In order to maintain our global competitiveness, we have implemented rationalization actions over the past several years to reduce high-cost and excess manufacturing capacity and operating and administrative costs.

The following table presents the roll-forward of the liability balance between periods:

(In millions)	Associate-Related Costs		Other Costs		Total	
Balance at December 31, 2019	$	220	$	—	$	220
2020 charges[1]		129		27		156
Incurred, net of foreign currency translation of $12 million and $0 million, respectively		(147)		(27)		(174)
Reversed to the Statement of Operations		(2)		—		(2)
Balance at December 31, 2020	$	200	$	—	$	200
2021 charges		52		43		95
Incurred, net of foreign currency translation of $(8) million and $0 million, respectively		(162)		(43)		(205)
Reversed to the Statement of Operations		(2)		—		(2)
Balance at December 31, 2021	$	88	$	—	$	88
2022 charges		110		28		138
Incurred, net of foreign currency translation of ($5) million and $0 million, respectively		(74)		(26)		(100)
Reversed to the Statement of Operations		(9)		—		(9)
Balance at December 31, 2022	$	115	$	2	$	117

(1) Charges of $156 million in 2020 exclude $5 million of benefit plan curtailments and settlements recorded in Rationalizations in the Statements of Operations.

In January 2023, we approved a rationalization plan and workforce reorganization that will result in an approximately 5% reduction in salaried staff globally, or about 500 positions, in response to a challenging industry environment and cost pressure driven by inflation. In certain foreign countries, relevant portions of the rationalization plan remain subject to consultation with employee representative bodies. We expect to substantially complete the rationalization plan during the first and second quarters of 2023 and estimate total pre-tax charges associated with this action to be approximately $55 million, of which approximately $39 million are expected to be cash charges primarily for associate-related and other exit costs, with the remainder representing non-cash charges primarily for accelerated depreciation and other asset-related charges. We have $37 million accrued related to this plan at December 31, 2022 and expect to record a majority of the remaining charges in the first quarter of 2023. A majority of the cash outflows associated with this plan relate to cash severance payments that are expected to be paid during the first half of 2023.

In January 2023, we also approved a plan to discontinue our operations in Russia. Total expected net pre-tax charges related to this plan are $13 million, of which $5 million are expected to be cash charges for associate-related and other exit costs. The remainder of the charges represent non-cash charges primarily related to the write-off of accounts receivable and other asset-related charges. The plan will result in approximately 70 job reductions. We have $3 million accrued related to this plan at December 31, 2022 and expect that a majority of the remaining charges and related cash outflows will be recognized in the first quarter of 2023.

In October 2022, we approved a plan to close Cooper Tire's Melksham, United Kingdom tire manufacturing facility ("Melksham") to address long-standing competitiveness issues at this plant. Total expected charges related to this plan are to be between $80 million and $90 million, of which $60 million to $70 million are expected to be cash charges primarily for associate-related and other exit costs, with the remainder representing non-cash charges primarily for accelerated depreciation and other asset-related charges. The plan will result in approximately 340 job reductions. We have $33 million accrued related to this plan at December 31, 2022 and expect that a majority of the remaining charges and related cash outflows will be recognized through 2023.

During the third quarter of 2022, we approved a plan related to the exit of our retail operations in South Africa. Total expected charges related to this plan are $18 million, primarily representing cash charges for associate-related and other exit costs. The plan will result in approximately 900 job reductions. We have $5 million accrued related to this plan at December 31, 2022, which is expected to be substantially paid through 2023.

During the second quarter of 2022, we approved a plan related to the integration of Cooper Tire aimed at reducing duplicative global SAG headcount and closing redundant Cooper Tire warehouse locations in Americas in line with previously announced

planned synergies. The plan will result in approximately 490 job reductions. We have $11 million accrued related to this plan at December 31, 2022, which is expected to be substantially paid through 2023.

The remainder of the accrual balance at December 31, 2022 is expected to be substantially utilized in the next 12 months and includes $13 million related to plans to reduce SAG headcount, $5 million related to the closed Amiens, France tire manufacturing facility, $2 million related to the permanent closure of our Gadsden, Alabama tire manufacturing facility ("Gadsden"), and various other plans to reduce headcount and improve operating efficiency.

The following table shows net rationalization charges included in Income (Loss) before Income Taxes:

(In millions)	2022		2021		2020	
Current Year Plans						
Associate severance and other related costs	$	103	$	19	$	77
Benefit plan curtailment and special termination benefits		—		—		9
Other exit and non-cancelable lease costs		8		—		16
Current Year Plans - Net Charges	**$**	**111**	**$**	**19**	**$**	**102**
Prior Year Plans						
Associate severance and other related costs	$	—	$	31	$	50
Benefit plan curtailment and special termination benefits		—		—		(4)
Other exit and non-cancelable lease costs		18		43		11
Prior Year Plans - Net Charges	**$**	**18**	**$**	**74**	**$**	**57**
Total Net Charges	**$**	**129**	**$**	**93**	**$**	**159**
Asset write-off and accelerated depreciation charges	$	30	$	1	$	105

Substantially all of the new charges in 2022 related to future cash outflows. Current year plan charges for the year ended December 31, 2022 related to the new plans approved during 2022 described above.

Net prior year plan charges recognized in the year ended December 31, 2022 include $15 million related to Gadsden, $7 million related to the modernization of two of our tire manufacturing facilities in Germany and $3 million for various plans to reduce global SAG headcount. Net prior year plan charges also include reversals of $9 million for actions no longer needed for their originally intended purposes.

Ongoing rationalization plans had approximately $960 million in charges through 2022 and approximately $60 million is expected to be incurred in future periods.

Approximately 2,200 associates will be released under new plans initiated in 2022, of which approximately 1,200 were released through December 31, 2022. In 2022, approximately 200 associates were released under plans initiated in prior years. Approximately 1,000 associates remain to be released under all ongoing rationalization plans.

Rationalization activities initiated in 2021 include current year charges primarily related to a plan to reduce SAG headcount in EMEA. Net prior year plan charges recognized in 2021 include $37 million related to Gadsden, $26 million related to the modernization of two of our tire manufacturing facilities in Germany, and $10 million related to various plans to reduce manufacturing headcount and improve operating efficiency in EMEA. In addition, net prior year plan charges include reversals of $2 million for actions no longer needed for their originally intended purposes.

Rationalization activities initiated in 2020 include current year charges primarily related to the permanent closure of Gadsden. Net prior year plan charges recognized in 2020 include $30 million related to additional termination benefits for associates at the closed Amiens, France tire manufacturing facility. In addition, net prior year plan charges include $19 million related to the plan to modernize two of our tire manufacturing facilities in Germany, $5 million related to a plan primarily to offer voluntary buy-outs to certain associates at Gadsden, and $3 million related to the closure of our tire manufacturing facility in Philippsburg, Germany. Net prior year plan charges for the year ended December 31, 2020 also include reversals of $2 million for actions no longer needed for their originally intended purposes and a curtailment credit of $4 million for a postretirement benefit plan related to the exit of employees under an approved rationalization plan.

Asset write-off and accelerated depreciation charges in 2022 primarily related to the discontinuation of our operations in Russia and the plan related to the integration of Cooper Tire. Asset write-off and accelerated depreciation charges for 2022 were primarily recorded in SAG.

Asset write-off and accelerated depreciation charges in 2020 primarily related to Gadsden and were recorded in CGS.

Note 5. Interest Expense

Interest expense includes interest and the amortization of deferred financing fees and debt discounts, less amounts capitalized, as follows:

(In millions)	2022	2021	2020
Interest expense before capitalization	$ 470	$ 403	$ 339
Capitalized interest	(19)	(16)	(15)
	$ 451	$ 387	$ 324

Cash payments for interest, net of amounts capitalized, were $437 million, $316 million and $315 million in 2022, 2021 and 2020, respectively.

Note 6. Other (Income) Expense

(In millions)	2022	2021	2020
Non-service related pension and other postretirement benefits cost	$ 178	$ 92	$ 110
Interest income on a favorable indirect tax ruling in Brazil	—	(48)	—
Financing fees and financial instruments expense	40	39	26
Net foreign currency exchange (gains) losses	12	29	(9)
General and product liability expense - discontinued products	5	—	10
Royalty income	(27)	(24)	(19)
Net (gains) losses on asset sales	(122)	(20)	2
Interest income	(34)	(24)	(14)
Transaction costs	—	40	—
Other legal claims	14	—	—
Miscellaneous (income) expense	9	10	13
	$ 75	$ 94	$ 119

Non-service related pension and other postretirement benefits cost consists primarily of the interest cost, expected return on plan assets and amortization components of net periodic cost, as well as curtailments and settlements which are not related to rationalization plans. Non-service related pension and other postretirement benefits cost includes net pension settlement and curtailment charges of $124 million, $43 million and $18 million in 2022, 2021 and 2020, respectively. For further information, refer to Note to the Consolidated Financial Statements No. 18, Pension, Other Postretirement Benefits and Savings Plans.

We, along with other companies, had previously filed various claims with the Brazilian tax authorities challenging the legality of the government's calculation of certain indirect taxes. During the second quarter of 2021, the Brazilian Supreme Court rendered a final ruling that was favorable to companies on the remaining open aspects of these claims. As a result of the ruling, we recorded a gain in CGS of $69 million and related interest income of $48 million in Other (Income) Expense.

Financing fees and financial instruments expense consists of commitment fees and charges incurred in connection with financing transactions. Financing fees and financial instruments expense in 2021 included a $10 million charge for a commitment fee on a bridge term loan facility related to the Cooper Tire acquisition that was not utilized and was terminated upon the closing of the transaction.

Net foreign currency exchange (gains) losses include $7 million of expense in the first quarter of 2021 related to the out of period adjustments discussed in Note to the Consolidated Financial Statements No. 1, Accounting Policies.

General and product liability expense - discontinued products consists of charges for claims against us related primarily to asbestos personal injury claims, net of probable insurance recoveries.

Net gains on asset sales in 2022 include a $95 million gain in the second quarter of 2022 related to a sale and leaseback transaction of certain consumer and commercial retail locations in Americas. Cash proceeds, which were received during the second quarter of 2022, related to this transaction totaled $108 million. Leaseback terms for all locations include a 15-year initial term with up to six 5-year renewal options. We determined at the inception of the leases that it was not probable that we would exercise any of the renewal options. The transaction resulted in the recognition of Operating Lease ROU Assets totaling $57 million. The remainder of net gains on asset sales in 2022 primarily relate to the sale and exit of certain retail locations in Americas during the fourth quarter. Net gains on asset sales in 2021 primarily relate to the sale of land in Hanau, Germany.

Transaction costs include legal, consulting and other expenses incurred by us in connection with the Cooper Tire acquisition.

Miscellaneous (income) expense for the year ended December 31, 2021 includes an insurance settlement gain of $10 million.

Other (Income) Expense also includes royalty income, which is derived primarily from licensing arrangements, interest income and intellectual property-related legal claims.

Note 7. Income Taxes

The components of Income (Loss) before Income Taxes follow:

(In millions)	2022	2021	2020
U.S.	$ 41	$ (102)	$ (993)
Foreign	358	615	(147)
	$ 399	$ 513	$ (1,140)

A reconciliation of income taxes at the U.S. statutory rate to United States and Foreign Tax Expense (Benefit) follows:

(In millions)	2022	2021	2020
U.S. federal income tax expense (benefit) at the statutory rate of 21%	$ 84	$ 108	$ (239)
Net foreign losses (income) with no tax due to valuation allowances	45	3	37
Adjustment for foreign income taxed at different rates	33	24	7
Net establishment (release) of foreign valuation allowances and write off of deferred taxes	24	(1)	—
U.S. charges (benefits) related to foreign tax credits, R&D and foreign derived intangible deduction	(7)	(4)	(9)
State income taxes, net of U.S. federal benefit	6	1	(17)
Deferred tax impact of enacted rate and law changes	(6)	(61)	(18)
Net establishment (release) of uncertain tax positions	(4)	(6)	6
Net establishment (release) of U.S. valuation allowances	—	(340)	310
Goodwill impairment	—	—	34
Other	15	9	(1)
United States and Foreign Tax Expense (Benefit)	**$ 190**	**$ (267)**	**$ 110**

The components of United States and Foreign Tax Expense (Benefit) by taxing jurisdiction, follow:

(In millions)	2022	2021	2020
Current:			
Federal	$ —	$ 1	$ (5)
Foreign	150	166	95
State	12	37	(3)
	162	204	87
Deferred:			
Federal	(28)	(362)	63
Foreign	46	(23)	(31)
State	10	(86)	(9)
	28	(471)	23
United States and Foreign Tax Expense (Benefit)	**$ 190**	**$ (267)**	**$ 110**

Income tax expense in 2022 was $190 million on income before income taxes of $399 million. In 2022, income tax expense includes net discrete tax expense totaling $23 million, including a charge of $14 million to write off deferred tax assets related to tax loss carryforwards in the UK and a charge of $11 million to establish a full valuation allowance on our net deferred tax assets in Russia, partially offset by a net benefit of $2 million for various other items.

In 2021, income tax benefit of $267 million includes net discrete tax benefits totaling $409 million, including a reduction in our valuation allowances of $340 million for certain U.S. deferred tax assets for foreign tax credits and state tax loss carryforwards, a $39 million benefit to adjust our deferred tax assets in England for a second quarter enacted change in the tax rate, a $21 million benefit to reflect an increase in our estimated state tax rate used in calculating our U.S. net deferred tax assets as a result of a change in the overall mix of our earnings by state after including the impact of the acquisition of Cooper Tire, an $8 million benefit related to a favorable court ruling in Brazil, and a net benefit of $1 million for various other items.

In 2020, income tax expense of $110 million includes net discrete tax expense totaling $305 million, including the establishment of a $295 million valuation allowance in the U.S. on certain deferred tax assets for foreign tax credits. Discrete tax expense also includes a net charge of $10 million, including a $15 million charge related to a U.S. valuation allowance for state tax loss

carryforwards, a $13 million benefit to adjust our deferred tax assets in England for a third quarter enacted change in the tax rate, and various other net charges totaling $8 million.

On August 16, 2022, the Inflation Reduction Act (the "Act") was signed into law in the U.S. The Act includes a new 15% corporate alternative minimum tax ("CAMT"). This CAMT applies to tax years beginning after December 31, 2022 for companies with average annual adjusted financial statement income over the previous three years in excess of $1 billion. For 2023, we do not anticipate this CAMT will apply to us due to the significant pandemic-driven losses we incurred in 2020. As allowed, we elected to not consider the estimated impact of potential future CAMT obligations for purposes of assessing valuation allowances on our deferred tax assets.

We consider both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. We give operating results during the most recent three-year period a significant weight in our analysis. We typically only consider forecasts of future profitability when positive cumulative operating results exist in the most recent three-year period. We perform scheduling exercises to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. We also consider prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized.

At December 31, 2022 and December 31, 2021, we had approximately $1.1 billion and $1.2 billion of U.S. federal, state and local net deferred tax assets, respectively, inclusive of valuation allowances totaling $26 million in each year primarily for state tax loss carryforwards with limited lives. Approximately $700 million of these U.S. net deferred tax assets have unlimited lives and approximately $400 million have limited lives and expire between 2023 and 2042. In the U.S., we have a cumulative loss for the three-year period ended December 31, 2022. However, as the three-year cumulative loss in the U.S. is driven by business disruptions created by the COVID-19 pandemic, primarily in 2020, and only includes the favorable impact of the Cooper Tire acquisition since the Closing Date, we also considered other objectively verifiable information in assessing our ability to utilize our net deferred tax assets, including continued favorable overall volume trends in the tire industry and our tire volume compared to 2020 levels. In addition, the Cooper Tire acquisition has generated significant incremental domestic earnings since the Closing Date and provides opportunities for cost and other operating synergies to further improve our U.S. profitability.

At December 31, 2022 and December 31, 2021, our U.S. net deferred tax assets described above include approximately $230 million and $340 million, respectively, of foreign tax credits with limited lives. Our earnings and forecasts of future profitability, taking into consideration recent trends, along with three significant sources of foreign income, provide us sufficient positive evidence that we will be able to utilize these net foreign tax credits which expire through 2032. Our sources of foreign income are (1) 100% of our domestic profitability can be re-characterized as foreign source income under current U.S. tax law to the extent domestic losses have offset foreign source income in prior years, (2) annual net foreign source income, exclusive of dividends, primarily from royalties, and (3) tax planning strategies, including accelerating income on cross border transactions, including sales of inventory or raw materials to our subsidiaries, reducing U.S. interest expense by, for example, reducing intercompany loans through repatriating current year earnings of foreign subsidiaries, and other financing transactions, all of which would increase our domestic profitability.

We consider our current forecasts of future profitability in assessing our ability to realize our deferred tax assets, including our foreign tax credits. These forecasts include the impact of recent trends, including various macroeconomic factors such as the impact of higher raw material, transportation, labor and energy costs, on our profitability, as well as the impact of tax planning strategies. These macroeconomic factors possess a high degree of volatility and can significantly impact our profitability. As such, there is a risk that future earnings will not be sufficient to fully utilize our U.S. net deferred tax assets, including our foreign tax credits. However, we believe our forecasts of future profitability along with the three significant sources of foreign income described above provide us sufficient positive, objectively verifiable evidence to conclude that it is more likely than not that, at December 31, 2022, our U.S. net deferred tax assets, including our foreign tax credits, will be fully utilized.

At December 31, 2022 and December 31, 2021, we also had approximately $1.2 billion and $1.3 billion of foreign net deferred tax assets, respectively, and related valuation allowances of approximately $1.0 billion in each year. Our losses in various foreign taxing jurisdictions in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against certain of these net foreign deferred tax assets. Most notably, in Luxembourg, we maintain a valuation allowance of $873 million on all of our net deferred tax assets. Each reporting period, we assess available positive and negative evidence and estimate if sufficient future taxable income will be generated to utilize these existing deferred tax assets. We do not believe that sufficient positive evidence required to release valuation allowances having a significant impact on our financial position or results of operations will exist within the next twelve months.

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31 follow:

(In millions)	2022	2021
Tax loss carryforwards and credits	$ 1,160	$ 1,274
Capitalized research and development expenditures	481	453
Prepaid royalty income	457	534
Partnership basis differences	341	364
Accrued expenses deductible as paid	320	331
Lease liabilities	70	101
Postretirement benefits and pensions	63	126
Rationalizations and other provisions	52	26
Vacation and sick pay	26	25
Other	100	98
	3,070	**3,332**
Valuation allowance	(1,072)	(1,044)
Total deferred tax assets	**1,998**	**2,288**
Property basis differences	(407)	(503)
Intangible property basis differences related to Cooper Tire acquisition	(214)	(227)
Right-of-use assets	(68)	(96)
Tax on undistributed earnings of subsidiaries	—	(1)
Total net deferred tax assets	**$ 1,309**	**$ 1,461**

At December 31, 2022, we had $746 million of tax assets for net operating loss, capital loss and tax credit carryforwards related to certain foreign subsidiaries. These carryforwards are primarily from countries with unlimited carryforward periods, but include $72 million of tax credit carryforwards in various European countries that are subject to expiration from 2023 to 2032. A valuation allowance totaling $1,046 million has been recorded against these and other deferred tax assets where recovery of the asset or carryforward is uncertain. In addition, we had $348 million of federal and $66 million of state tax assets for net operating loss and tax credit carryforwards. The federal carryforwards include $227 million of foreign tax credits that are subject to expiration from 2023 to 2032 and $121 million of tax assets related to research and development credits and other federal credits that are subject to expiration from 2030 to 2042. The state carryforwards include $57 million that are subject to expiration from 2023 to 2042. A valuation allowance of $26 million has been recorded against federal and state deferred tax assets where recovery is uncertain.

At December 31, 2022, we had unrecognized tax benefits of $87 million that, if recognized, would have a favorable impact on our tax expense of $56 million. We had accrued interest of $1 million as of December 31, 2022. If not favorably settled, $14 million of the unrecognized tax benefits and all the accrued interest would require the use of our cash. We do not expect changes during 2023 to our unrecognized tax benefits to have a significant impact on our financial position or results of operations. A summary of our unrecognized tax benefits and changes during the year follows:

(In millions)	2022	2021	2020
Balance at January 1	$ 90	$ 85	$ 82
Increases related to prior year tax positions	10	28	26
Decreases related to prior year tax positions	—	(12)	(1)
Settlements	(12)	(5)	(15)
Foreign currency impact	(1)	(7)	(7)
Increases related to current year tax positions	2	3	—
Lapse of statute of limitations	(2)	(2)	—
Balance at December 31	**$ 87**	**$ 90**	**$ 85**

We are open to examination in the U.S. for 2021 and in Germany from 2018 onward. Generally, for our remaining tax jurisdictions, years from 2017 onward are still open to examination.

We have undistributed earnings and profits of our foreign subsidiaries totaling approximately $2.7 billion at December 31, 2022. We have concluded that no provision for tax in the U.S. is required because substantially all of the remaining undistributed earnings and profits have been or will be reinvested in property, plant and equipment and working capital outside of the U.S. A foreign withholding tax charge of approximately $100 million (net of foreign tax credits) would be required if these earnings and profits were to be distributed to the U.S.

Net cash payments for income taxes were $174 million, $201 million and $45 million in 2022, 2021 and 2020, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

Note 8. Earnings Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share are calculated to reflect the potential dilution that could occur if securities or other contracts were exercised or converted into common stock.

Basic and diluted earnings per common share are calculated as follows:

(In millions, except per share amounts)	2022	2021	2020
Earnings (loss) per share — basic:			
Goodyear net income (loss)	$ 202	$ 764	$ (1,254)
Weighted average shares outstanding	284	261	234
Earnings (loss) per common share — basic	**$ 0.71**	**$ 2.92**	**$ (5.35)**
Earnings (loss) per share — diluted:			
Goodyear net income (loss)	$ 202	$ 764	$ (1,254)
Weighted average shares outstanding	284	261	234
Dilutive effect of stock options and other dilutive securities	2	3	—
Weighted average shares outstanding — diluted	286	264	234
Earnings (loss) per common share — diluted	**$ 0.71**	**$ 2.89**	**$ (5.35)**

Weighted average shares outstanding — diluted for 2022 excludes approximately 2 million equivalent shares related to options with exercise prices greater than the average market price of our common shares (i.e., "underwater" options). There were approximately 2 million and 9 million equivalent shares related to underwater options for 2021 and 2020, respectively.   There were no options with exercise prices greater than the average market price of our common shares (i.e., "in-the-money" options) for 2020, which would have been excluded from the determination of diluted earnings per share due to the Goodyear net loss.

Note 9. Business Segments

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition. For the year ended December 31, 2022, we operated our business through three operating segments representing our regional tire businesses: Americas; Europe, Middle East and Africa; and Asia Pacific. Segment information is reported on the basis used for reporting to our Chief Executive Officer. Each of the three regional business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the business segments also provide related products and services, which include retreads and automotive and commercial truck maintenance and repair services. Each segment also exports tires to other segments. Since the Closing Date, Cooper Tire's operating results have been incorporated into each of our SBUs.

Americas manufactures and sells tires for automobiles, trucks, buses, earthmoving, mining and industrial equipment, aircraft, and for various other applications throughout North, Central and South America. Americas also provides related products and services including retreaded tires, tread rubber, and automotive and commercial truck maintenance and repair services, as well as sells chemical and natural rubber products to our other business segments and to unaffiliated customers.

EMEA manufactures and sells tires for automobiles, trucks, buses, aircraft, motorcycles, and earthmoving, mining and industrial equipment throughout Europe, the Middle East and Africa. EMEA also sells retreaded aviation tires, retreading and related services for commercial truck and earthmoving, mining and industrial equipment, and automotive maintenance and repair services.

Asia Pacific manufactures and sells tires for automobiles, trucks, buses, aircraft, farm, and earthmoving, mining and industrial equipment throughout the Asia Pacific region. Asia Pacific also provides related products and services including retreaded truck and aviation tires, tread rubber, and automotive maintenance and repair services.

The following table presents segment sales and operating income (loss), and the reconciliation of segment operating income (loss) to Income (Loss) before Income Taxes:

(In millions)		2022		2021		2020
Sales						
Americas	$	12,766	$	10,051	$	6,556
Europe, Middle East and Africa		5,645		5,243		4,020
Asia Pacific		2,394		2,184		1,745
Net Sales	$	**20,805**	$	**17,478**	$	**12,321**
Segment Operating Income (Loss)						
Americas	$	1,094	$	914	$	9
Europe, Middle East and Africa		61		239		(72)
Asia Pacific		121		135		49
Total Segment Operating Income (Loss)	$	**1,276**	$	**1,288**	$	**(14)**
Less:						
Goodwill and Other Asset Impairments (Notes 12 and 13)		—		—		330
Rationalizations (Note 4)		129		93		159
Interest expense (Note 5)		451		387		324
Other (income) expense (Note 6)		75		94		119
Asset write-offs and accelerated depreciation (Note 4)		37		1		105
Corporate incentive compensation plans		56		87		44
Retained expenses of divested operations		14		12		8
Other[1]		115		101		37
Income (Loss) before Income Taxes	$	**399**	$	**513**	$	**(1,140)**

(1)   Primarily represents unallocated corporate costs and the elimination of $25 million, $22 million and $17 million for the years ended December 31, 2022, 2021 and 2020, respectively, of royalty income attributable to the SBUs. Increases in 2021 and 2022 were driven by the acquisition of Cooper Tire.

The following table presents segment assets at December 31:

(In millions)		2022		2021
Assets				
Americas	$	12,171	$	10,874
Europe, Middle East and Africa		5,239		4,953
Asia Pacific		2,913		3,125
Total Segment Assets		**20,323**		**18,952**
Corporate[1]		2,108		2,450
	$	**22,431**	$	**21,402**

(1)   Corporate includes substantially all of our U.S. net deferred tax assets.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions. Segment operating income is computed as follows: Net sales less CGS (excluding asset write-offs and accelerated depreciation charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include net rationalization charges, asset sales, goodwill and other asset impairment charges and certain other items.

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consist of property, plant and equipment. Management did not consider the net sales of any individual country outside the United States to be significant to the consolidated financial statements. For long-lived assets, only the United States and China were considered to be significant.

(In millions)	2022	2021	2020
Net Sales			
United States	$ 10,734	$ 8,480	$ 5,424
Other international	10,071	8,998	6,897
	$ 20,805	$ 17,478	$ 12,321
Long-Lived Assets			
United States	$ 3,804	$ 3,717	
China	743	833	
Other international	3,747	3,795	
	$ 8,294	$ 8,345	

At December 31, 2022, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $361 million or 29% in EMEA, primarily France, Belgium and England ($161 million or 15% at December 31, 2021),

- $316 million or 26% in Americas, primarily Chile, Brazil and Mexico ($320 million or 29% at December 31, 2021), and

- $301 million or 25% in Asia Pacific, primarily China, India and Australia ($317 million or 29% at December 31, 2021).

Goodwill and other asset impairments, as described in Notes to the Consolidated Financial Statements No. 12, Goodwill and Intangible Assets, and No. 13, Other Assets and Investments; rationalizations, as described in Note to the Consolidated Financial Statements No. 4, Costs Associated with Rationalization Programs; net (gains) losses on asset sales, as described in Note to the Consolidated Financial Statements No. 6, Other (Income) Expense; and asset write-offs and accelerated depreciation were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

(In millions)	2022	2021	2020
Goodwill and Other Asset Impairments			
Americas	$ —	$ —	$ 148
Europe, Middle East and Africa	—	—	182
Total Segment Goodwill and Other Asset Impairments	$ —	$ —	$ 330

(In millions)	2022	2021	2020
Rationalizations			
Americas	$ 32	$ 38	$ 94
Europe, Middle East and Africa	92	49	59
Asia Pacific	—	—	4
Total Segment Rationalizations	$ 124	$ 87	$ 157
Corporate	5	6	2
	$ 129	$ 93	$ 159

(In millions)	2022	2021	2020
Net (Gains) Losses on Asset Sales			
Americas	$ (122)	$ (1)	$ —
Europe, Middle East and Africa	—	(13)	2
Total Segment (Gains) Losses on Asset Sales	$ (122)	$ (14)	$ 2
Corporate	—	(6)	—
	$ (122)	$ (20)	$ 2

(In millions)	2022	2021	2020
Asset Write-Offs and Accelerated Depreciation			
Americas	$ —	$ —	$ 103
Europe, Middle East and Africa	20	1	2
Total Segment Asset Write-Offs and Accelerated Depreciation	**$ 20**	**$ 1**	**$ 105**
Corporate	17	—	—
	$ 37	**$ 1**	**$ 105**

The following tables present segment capital expenditures and depreciation and amortization:

(In millions)	2022	2021	2020
Capital Expenditures			
Americas	$ 611	$ 537	$ 302
Europe, Middle East and Africa	258	270	235
Asia Pacific	144	135	91
Total Segment Capital Expenditures	**$ 1,013**	**$ 942**	**$ 628**
Corporate	48	39	19
	$ 1,061	**$ 981**	**$ 647**

(In millions)	2022	2021	2020
Depreciation and Amortization			
Americas	$ 561	$ 486	$ 490
Europe, Middle East and Africa	208	213	201
Asia Pacific	144	146	133
Total Segment Depreciation and Amortization	**$ 913**	**$ 845**	**$ 824**
Corporate	51	38	35
	$ 964	**$ 883**	**$ 859**

The following table presents segment equity in the net (income) loss of investees accounted for by the equity method:

(In millions)	2022	2021	2020
Equity in (Income) Loss			
Americas	$ (14)	$ (18)	$ 31
Europe, Middle East and Africa	1	—	—
Asia Pacific	(12)	(4)	—
Total Segment Equity in (Income) Loss	**$ (25)**	**$ (22)**	**$ 31**

Increases in total segment equity in (income) loss for 2022 and 2021 were driven by improved profitability of our TireHub joint venture in Americas and the addition of our ACTR joint venture in Asia Pacific as a result of the acquisition of Cooper Tire.

Note 10. Accounts Receivable

(In millions)	December 31, 2022	December 31, 2021
Accounts receivable	$ 2,722	$ 2,510
Allowance for doubtful accounts	(112)	(123)
	$ 2,610	**$ 2,387**

Note 11. Inventories

(In millions)	December 31, 2022	December 31, 2021
Raw materials	$ 1,191	$ 958
Work in process	187	191
Finished goods	3,193	2,445
	$ 4,571	**$ 3,594**

Note 12. Goodwill and Intangible Assets

The following table presents the net carrying amount of goodwill allocated by segment, and changes during 2022:

(In millions)	Balance at December 31, 2021	Acquisitions	Divestitures	Translation	Balance at December 31, 2022
Americas[1]	$ 709	$ 15	$ —	$ —	$ 724
Europe, Middle East and Africa	231	18	(3)	(14)	232
Asia Pacific	64	—	—	(6)	58
	$ 1,004	$ 33	$ (3)	$ (20)	$ 1,014

The following table presents the net carrying amount of goodwill allocated by segment, and changes during 2021:

(In millions)	Balance at December 31, 2020	Acquisitions	Divestitures	Translation	Balance at December 31, 2021
Americas[1]	$ 91	$ 618	$ —	$ —	$ 709
Europe, Middle East and Africa	250	—	—	(19)	231
Asia Pacific	67	—	—	(3)	64
	$ 408	$ 618	$ —	$ (22)	$ 1,004

(1) The increase during 2022 and 2021 was due to the acquisition of Cooper Tire. For further information, refer to Note to the Consolidated Financial Statements No. 2, Cooper Tire Acquisition.

The following table presents information about intangible assets at December 31:

(In millions)	2022			2021		
	Gross Carrying Amount[1]	Accumulated Amortization[1]	Net Carrying Amount	Gross Carrying Amount[1]	Accumulated Amortization[1]	Net Carrying Amount
Intangible assets with indefinite lives	$ 687	$ (6)	$ 681	$ 684	$ (6)	$ 678
Customer relationships	350	(48)	302	350	(18)	332
Other intangible assets	31	(20)	11	32	(17)	15
Trademarks and patents	30	(20)	10	32	(18)	14
	$ 1,098	$ (94)	$ 1,004	$ 1,098	$ (59)	$ 1,039

(1) Includes impact of foreign currency translation.

Intangible assets are primarily comprised of the rights to use the Cooper and Dunlop brand names and related trademarks, Cooper Tire customer relationships, and certain other brand names and trademarks.

Amortization expense for intangible assets totaled $35 million in 2022, $21 million in 2021 and $2 million in 2020. We estimate that annual amortization expense related to intangible assets will be $34 million in 2023, and an average of $31 million in 2024 through 2027. The weighted average remaining amortization period is approximately 10 years.

Our annual impairment analyses for 2022 and 2021, including the acquisition of Cooper Tire, indicated no impairment of goodwill or intangible assets with indefinite lives. In 2020, we recorded a non-cash goodwill impairment charge of $182 million related to our EMEA reporting unit.

Note 13. Other Assets and Investments

Dividends received from our consolidated subsidiaries were $115 million, $177 million and $155 million in 2022, 2021 and 2020, respectively. Dividends received in 2022 were primarily from Brazil, Mexico and Singapore and paid to the United States. Dividends received in 2021 were primarily from Brazil, Singapore and Peru and paid to the United States. Dividends received in 2020 were primarily from Singapore, Peru and Brazil and paid to the United States. Dividends received from our affiliates accounted for using the equity method were $7 million, $6 million and $5 million in 2022, 2021 and 2020, respectively.

Investment in TireHub

The carrying value of our investment in TireHub was $60 million and $72 million at December 31, 2022 and 2021, respectively, and was included in Other Assets on our Consolidated Balance Sheets. In addition, we had an outstanding loan receivable from TireHub of $17 million at December 31, 2022, which was also included in Other Assets on our Consolidated Balance Sheets.

Our investment in TireHub is accounted for under the equity method of accounting and, as such, includes our 50% share of the net income (losses) of TireHub, which totaled $1 million, $4 million and $(36) million in 2022, 2021 and 2020, respectively.

In 2020, we recorded a non-cash impairment charge of $148 million related to our investment in TireHub. We concluded that there was no additional other-than-temporary decline in the fair value of our investment in TireHub during 2022 or 2021.

Investment in ACTR Company Limited

As part of the Cooper Tire acquisition, Goodyear acquired a 35% equity interest in ACTR Company Limited, a tire manufacturing joint venture in Vietnam, valued at $70 million and $58 million at December 31, 2022 and 2021, respectively. Our investment in ACTR is accounted for under the equity method of accounting and, as such, includes our 35% share of the net income of ACTR, which totaled $12 million and $4 million for the years ended December 31, 2022 and 2021, respectively.

Note 14. Property, Plant and Equipment

(In millions)	December 31, 2022			December 31, 2021		
	Owned	Finance Leases	Total	Owned	Finance Leases	Total
Property, plant and equipment:						
Land	$ 449	$ 1	$ 450	$ 552	$ 1	$ 553
Buildings	2,640	217	2,857	2,681	232	2,913
Machinery and equipment	14,838	51	14,889	14,893	31	14,924
Construction in progress	1,173	—	1,173	785	—	785
	19,100	269	19,369	18,911	264	19,175
Accumulated depreciation	(11,308)	(69)	(11,377)	(11,066)	(64)	(11,130)
	7,792	200	7,992	7,845	200	8,045
Spare parts	302	—	302	300	—	300
	$ 8,094	$ 200	$ 8,294	$ 8,145	$ 200	$ 8,345

The range of useful lives of property used in arriving at the annual amount of depreciation is as follows: buildings and improvements, 3 to 45 years; and machinery and equipment, 3 to 40 years.

Note 15. Leases

The components of lease expense included in Income (Loss) before Income Taxes for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions)	2022	2021	2020
Operating Lease Expense	$ 300	$ 295	$ 286
Finance Lease Expense:			
Amortization of ROU assets	10	9	11
Interest on lease liabilities	20	21	21
Short Term Lease Expense	17	11	6
Variable Lease Expense	5	8	3
Sublease Income	(11)	(11)	(11)
Total Lease Expense	**$ 341**	**$ 333**	**$ 316**

Supplemental cash flow information related to leases for the years ended December 31, 2022, 2021 and 2020 is as follows:

(In millions)	2022	2021	2020
Cash Paid for Amounts Included in the Measurement of Lease Liabilities			
Operating Cash Flows for Operating Leases	$ 276	$ 278	$ 268
Operating Cash Flows for Finance Leases	20	21	21
Financing Cash Flows for Finance Leases	6	6	7
ROU Assets Obtained in Exchange for Lease Obligations			
Operating Leases	250	378	202
Finance Leases	20	14	3

Supplemental balance sheet information related to leases as of December 31, 2022 and 2021 is as follows:

(In millions, except lease term and discount rate)		2022		2021
Operating Leases				
Operating Lease ROU Assets	$	**976**	$	**981**
Operating Lease Liabilities due Within One Year	$	199	$	204
Operating Lease Liabilities		821		819
Total Operating Lease Liabilities	$	**1,020**	$	**1,023**
Finance Leases				
Property, Plant and Equipment, at cost	$	269	$	264
Accumulated Depreciation		(69)		(64)
Property, Plant and Equipment, net	$	**200**	$	**200**
Long Term Debt and Finance Leases due Within One Year	$	8	$	18
Long Term Debt and Finance Leases		247		237
Total Finance Lease Liabilities	$	**255**	$	**255**
Weighted Average Remaining Lease Term (years)				
Operating Leases		7.4		7.5
Finance Leases		29.2		30.1
Weighted Average Discount Rate				
Operating Leases		6.82%		6.30%
Finance Leases		8.26%		8.40%

Future maturities of our lease liabilities, excluding subleases, as of December 31, 2022 are as follows:

(In millions)		Operating Leases		Finance Leases
2023	$	255	$	26
2024		212		25
2025		176		24
2026		141		24
2027		108		23
Thereafter		436		637
Total Lease Payments		**1,328**		**759**
Less: Imputed Interest		308		504
Total	$	**1,020**	$	**255**

As of December 31, 2022, we have additional operating and finance leases that have not yet commenced for which the present value of lease payments over the respective lease terms totals $1 million. Accordingly, these leases are not recorded on the Consolidated Balance Sheets at December 31, 2022. These leases will commence in 2023 and 2024 with lease terms of 1 year to 8 years.

Note 16. Financing Arrangements and Derivative Financial Instruments

At December 31, 2022, we had total credit arrangements of $11,806 million, of which $4,035 million were unused. At that date, approximately 21% of our debt was at variable interest rates averaging 5.94%.

Notes Payable and Overdrafts, Long Term Debt and Finance Leases due Within One Year and Short Term Financing Arrangements

At December 31, 2022, we had short term committed and uncommitted credit arrangements totaling $881 million, of which $469 million were unused. These arrangements are available primarily to certain of our foreign subsidiaries through various banks at quoted market interest rates.

The following table presents amounts due within one year:

(In millions)	December 31, 2022		December 31, 2021	
Chinese credit facilities	$	26	$	37
Other foreign and domestic debt		369		369
Notes Payable and Overdrafts	$	**395**	$	**406**
Weighted average interest rate		5.75%		2.78%
Chinese credit facilities	$	136	$	124
Other foreign and domestic debt (including finance leases)		92		219
Long Term Debt and Finance Leases due Within One Year	$	**228**	$	**343**
Weighted average interest rate		3.88%		5.25%
Total obligations due within one year	$	**623**	$	**749**

Long Term Debt and Finance Leases and Financing Arrangements

At December 31, 2022, we had long term credit arrangements totaling $10,925 million, of which $3,566 million were unused.

The following table presents long term debt and finance leases, net of unamortized discounts, and interest rates:

(In millions)	December 31, 2022		December 31, 2021	
	Amount	Interest Rate	Amount	Interest Rate
Notes:				
9.5% due 2025	$ 802		$ 802	
5% due 2026	900		900	
4.875% due 2027	700		700	
7.625% due 2027	131		135	
7% due 2028	150		150	
2.75% Euro Notes due 2028	427		454	
5% due 2029	850		850	
5.25% due April 2031	550		550	
5.25% due July 2031	600		600	
5.625% due 2033	450		450	
Credit Facilities:				
First lien revolving credit facility due 2026	—	—	—	—
European revolving credit facility due 2028	374	3.39%	—	—
Pan-European accounts receivable facility	267	3.77%	279	1.08%
Mexican credit facility	200	6.29%	158	1.85%
Chinese credit facilities	235	4.23%	333	4.34%
Other foreign and domestic debt[1]	650	6.58%	430	6.05%
	7,286		6,791	
Unamortized deferred financing fees	(46)		(55)	
	7,240		6,736	
Finance lease obligations[2]	255		255	
	7,495		6,991	
Less portion due within one year	(228)		(343)	
	$ 7,267		$ 6,648	

(1)   Interest rates are weighted average interest rates related to various foreign credit facilities with customary terms and conditions.

(2)   Includes non-cash financing additions of $20 million and $14 million during the twelve month period ended December 31, 2022 and 2021, respectively.

NOTES

$800 million 9.5% Senior Notes due 2025

At December 31, 2022, $800 million aggregate principal amount of 9.5% senior notes due 2025 were outstanding. $600 million of these notes were sold at 100% of the principal amount and $200 million of these notes were sold at 101.75% of the principal

amount at an effective yield of 9.056%. These notes will mature on May 31, 2025. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price of 104.75%, 102.375% and 100% during the 12-month periods commencing on May 31, 2022, 2023 and 2024 and thereafter, respectively, plus accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit the ability of the Company and certain of its subsidiaries, including Goodyear Europe B.V. ("GEBV"), to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, repurchase shares or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an investment grade rating from at least two of Moody's, Standard and Poor's and Fitch and no default has occurred and is continuing, certain covenants will be suspended and we may elect to suspend the subsidiary guarantees. The indenture has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

$900 million 5% Senior Notes due 2026

At December 31, 2022, $900 million aggregate principal amount of 5% senior notes due 2026 were outstanding. These notes were sold at 100% of the principal amount and will mature on May 31, 2026. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price of 101.667%, 100.833% and 100% during the 12-month periods commencing on May 31, 2022, 2023 and 2024 and thereafter, respectively, plus accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 9.5% senior notes due 2025, described above.

$700 million 4.875% Senior Notes due 2027

At December 31, 2022, $700 million aggregate principal amount of 4.875% senior notes due 2027 were outstanding. These notes were sold at 100% of the principal amount and will mature on March 15, 2027. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

We have the option to redeem these notes, in whole or in part, at any time prior to their maturity. If we elect to redeem the notes prior to December 15, 2026, we will pay a redemption price equal to the greater of 100% of the principal amount of the notes redeemed or the sum of the present values of the remaining scheduled payments on the notes redeemed, discounted using a defined treasury rate plus 50 basis points, plus in either case accrued and unpaid interest to the redemption date. If we elect to redeem the notes on or after December 15, 2026, we will pay a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur certain liens, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

$117 million 7.625% Senior Notes due 2027

Following the Cooper Tire acquisition and at December 31, 2022, $117 million aggregate principal amount of 7.625% senior notes due 2027 were outstanding. These notes also included a $19 million fair value step-up, which is being amortized against interest expense over the remaining life of the notes. Amortization since the Closing Date was approximately $5 million. These notes are unsecured senior obligations and will mature on March 15, 2027. These notes are not redeemable prior to maturity.

On November 25, 2022, Goodyear assumed Cooper Tire's obligations under these notes.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur certain liens, (ii) enter into certain sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

$150 million 7% Senior Notes due 2028

At December 31, 2022, $150 million aggregate principal amount of 7% notes due 2028 were outstanding. These notes are unsecured senior obligations and will mature on March 15, 2028.

We have the option to redeem these notes, in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount thereof or the sum of the present values of the remaining scheduled payments thereon, discounted using a defined treasury rate plus 15 basis points, plus in either case accrued and unpaid interest to the redemption date.

The terms of the indenture for these notes, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur secured debt, (ii) engage in sale and leaseback transactions, and (iii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications.

€400 million 2.75% Senior Notes due 2028 of GEBV

At December 31, 2022, €400 million in aggregate principal amount of GEBV 2.75% senior notes due 2028 were outstanding. These notes were sold at 100% of the principal amount and will mature on August 15, 2028. These notes are unsecured senior obligations of GEBV and are guaranteed, on an unsecured senior basis, by the Company and our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

We have the option to redeem these notes, in whole or in part, at any time on or after August 15, 2024 at a redemption price of 101.375%, 100.688%, and 100% during the 12-month periods commencing on August 15, 2024, 2025, and 2026 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. Prior to August 15, 2024, we may redeem these notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. In addition, prior to August 15, 2024, we may redeem up to 35% of the original aggregate principal amount of these notes from the net cash proceeds of certain equity offerings at a redemption price equal to 102.75% of the principal amount plus accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 4.875% senior notes due 2027, described above.

$850 million 5% Senior Notes due 2029

At December 31, 2022, $850 million in aggregate principal amount of 5% senior notes due 2029 were outstanding. These notes were sold at 100% of the principal amount and will mature on July 15, 2029. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

We have the option to redeem these notes, in whole or in part, at any time prior to their maturity. If we elect to redeem these notes prior to three months before their maturity date, we will pay a redemption price equal to the greater of 100% of the principal amount of the notes redeemed or the sum of the present values of the remaining scheduled payments on the notes redeemed, discounted using a defined treasury rate plus 50 basis points, plus in either case accrued and unpaid interest to the redemption date. If we elect to redeem these notes on or after three months before their maturity date, we will pay a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest to the redemption date.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 4.875% senior notes due 2027, described above.

$550 million 5.25% Senior Notes due April 2031

At December 31, 2022, $550 million in aggregate principal amount of 5.25% senior notes due April 2031 were outstanding. These notes were sold at 100% of the principal amount and will mature on April 30, 2031. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

The indenture for these notes includes redemption provisions that are substantially similar to those contained in the indenture governing our 5% senior notes due 2029, described above.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 4.875% senior notes due 2027, described above.

$600 million 5.25% Senior Notes due July 2031

At December 31, 2022, $600 million in aggregate principal amount of 5.25% senior notes due July 2031 were outstanding. These notes were sold at 100% of the principal amount and will mature on July 15, 2031. These notes are unsecured senior

obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

The indenture for these notes includes redemption provisions that are substantially similar to those contained in the indenture governing our 5% senior notes due 2029, described above.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 4.875% senior notes due 2027, described above.

$450 million 5.625% Senior Notes due 2033

At December 31, 2022, $450 million in aggregate principal amount of 5.625% senior notes due 2033 were outstanding. These notes were sold at 100% of the principal amount and will mature on April 30, 2033. These notes are unsecured senior obligations and are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our U.S. first lien revolving credit facility described below.

The indenture for these notes includes redemption provisions that are substantially similar to those contained in the indenture governing our 5% senior notes due 2029, described above.

The indenture for these notes includes covenants that are substantially similar to those contained in the indenture governing our 4.875% senior notes due 2027, described above.

CREDIT FACILITIES

$2.75 billion Amended and Restated First Lien Revolving Credit Facility due 2026

On September 15, 2022, we amended our $2.75 billion first lien revolving credit facility to change the base interest rate from LIBOR to SOFR. Our first lien revolving credit facility is available in the form of loans or letters of credit. Up to $800 million in letters of credit and $50 million of swingline loans are available for issuance under the facility. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Based on our current liquidity, amounts drawn under this facility bear interest at SOFR plus 125 basis points.

Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- U.S. and Canadian accounts receivable and inventory;

- certain of our U.S. manufacturing facilities;

- equity interests in our U.S. subsidiaries and up to 65% of the voting equity interests in most of our directly owned foreign subsidiaries; and

- substantially all other tangible and intangible assets, including equipment, contract rights and intellectual property.

Availability under the facility is subject to a borrowing base, which is based on (i) eligible accounts receivable and inventory of The Goodyear Tire & Rubber Company and certain of its U.S. and Canadian subsidiaries, (ii) the value of our principal trademarks in an amount not to exceed $400 million, (iii) the value of eligible machinery and equipment, and (iv) certain cash in an amount not to exceed $275 million. To the extent that our eligible accounts receivable, inventory and other components of the borrowing base decline in value, our borrowing base will decrease and the availability under the facility may decrease below $2.75 billion. In addition, if the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we would be required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess. As of December 31, 2022, our borrowing base was above the facility's stated amount of $2.75 billion.

The facility contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, repurchase shares or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. In addition, in the event that the availability under the facility plus the aggregate amount of our Available Cash is less than $275 million, we will not be permitted to allow our ratio of EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. "Available Cash," "EBITDA" and "Consolidated Interest Expense" have the meanings given them in the facility.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our business or financial condition since December 31, 2020. The facility also has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

If Available Cash (as defined in the facility) plus the availability under the facility is greater than $750 million, amounts drawn under the facility will bear interest, at our option, at (i) 125 basis points over SOFR or (ii) 25 basis points over an alternate base rate (the higher of (a) the prime rate, (b) the federal funds effective rate or the overnight bank funding rate plus 50 basis points or (c) SOFR for a one month interest period plus 100 basis points). If Available Cash plus the availability under the facility is equal to or less than $750 million, then amounts drawn under the facility will bear interest, at our option, at (i) 150 basis points over SOFR or (ii) 50 basis points over an alternate base rate. Undrawn amounts under the facility will be subject to an annual commitment fee of 25 basis points.

At December 31, 2022, we had no borrowings and $3 million of letters of credit issued under the revolving credit facility. At December 31, 2021, we had no borrowings and $19 million of letters of credit issued under the revolving credit facility.

€800 million Amended and Restated Senior Secured European Revolving Credit Facility due 2028

On October 12, 2022, we amended and restated our European revolving credit facility. Significant changes to the European revolving credit facility include extending the maturity to January 14, 2028 and changing the base interest rate for loans denominated in U.S. dollars from LIBOR to SOFR.

The European revolving credit facility consists of (i) a €180 million German tranche that is available only to Goodyear Germany GmbH and (ii) a €620 million all-borrower tranche that is available to GEBV, Goodyear Germany and Goodyear Operations S.A. Up to €175 million of swingline loans and €75 million in letters of credit are available for issuance under the all-borrower tranche. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to €200 million. Amounts drawn under this facility will bear interest at SOFR plus 150 basis points for loans denominated in U.S. dollars, EURIBOR plus 150 basis points for loans denominated in euros, and SONIA plus 150 basis points for loans denominated in pounds sterling. Undrawn amounts under the facility are subject to an annual commitment fee of 25 basis points.

GEBV and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany provide guarantees to support the facility. GEBV's obligations under the facility and the obligations of its subsidiaries under the related guarantees are secured by security interests in collateral that includes, subject to certain exceptions:

- the capital stock of the principal subsidiaries of GEBV; and

- a substantial portion of the tangible and intangible assets of GEBV and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany, including real property, equipment, inventory, contract rights, intercompany receivables and cash accounts, but excluding accounts receivable and certain cash accounts in subsidiaries that are or may become parties to securitization or factoring transactions.

The German guarantors secure the German tranche on a first-lien basis and the all-borrower tranche on a second-lien basis. GEBV and its other subsidiaries that provide guarantees secure the all-borrower tranche on a first-lien basis and generally do not provide collateral support for the German tranche. The Company and its U.S. and Canadian subsidiaries that guarantee our U.S. first lien revolving credit facility described above also provide unsecured guarantees in support of the facility.

The facility contains covenants similar to those in our first lien revolving credit facility, with additional limitations applicable to GEBV and its subsidiaries. In addition, under the facility, GEBV's ratio of Consolidated Net GEBV Indebtedness to Consolidated GEBV EBITDA for a period of four consecutive fiscal quarters is not permitted to be greater than 3.0 to 1.0 at the end of any fiscal quarter. "Consolidated Net GEBV Indebtedness" and "Consolidated GEBV EBITDA" have the meanings given them in the facility.

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our business or financial condition since December 31, 2021. The facility also has customary defaults, including a cross-default to material indebtedness of Goodyear and our subsidiaries.

At December 31, 2022, there were no borrowings outstanding under the German tranche, $374 million (€350 million) of borrowings outstanding under the all-borrower tranche and no letters of credit outstanding under the European revolving credit facility. At December 31, 2021, we had no borrowings and no letters of credit outstanding under the European revolving credit facility.

Accounts Receivable Securitization Facilities (On-Balance Sheet)

GEBV and certain other of our European subsidiaries are parties to a pan-European accounts receivable securitization facility that expires in 2027. The terms of the facility provide the flexibility to designate annually the maximum amount of funding available under the facility in an amount of not less than €30 million and not more than €450 million. For the period from October 19, 2021 through October 19, 2022, the designated maximum amount of the facility was €300 million. For the period from October 20, 2022 through October 18, 2023, the designated maximum amount of the facility remains at €300 million.

The facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GEBV subsidiaries. These subsidiaries retain servicing responsibilities. Utilization under this facility is based on eligible receivable balances.

The funding commitments under the facility will expire upon the earliest to occur of: (a) October 19, 2027, (b) the non-renewal and expiration (without substitution) of all of the back-up liquidity commitments, (c) the early termination of the facility according to its terms (generally upon an Early Amortisation Event (as defined in the facility), which includes, among other things, events similar to the events of default under our first lien revolving credit facility; certain tax law changes; or certain changes to law, regulation or accounting standards), or (d) our request for early termination of the facility. The facility's current back-up liquidity commitments will expire on October 18, 2023.

At December 31, 2022, the amounts available and utilized under this program totaled $267 million (€250 million). At December 31, 2021, the amounts available and utilized under this program totaled $279 million (€246 million). The program does not qualify for sale accounting, and accordingly, these amounts are included in Long Term Debt and Finance Leases.

Accounts Receivable Factoring Facilities (Off-Balance Sheet)

We have sold certain of our trade receivables under off-balance sheet programs. For these programs, we have concluded that there is generally no risk of loss to us from non-payment of the sold receivables. At December 31, 2022, the gross amount of receivables sold was $744 million, compared to $605 million at December 31, 2021. The increase from December 31, 2021 is primarily due to an increase in our accounts receivable as a result of higher sales prices.

Other Foreign Credit Facilities

A Mexican subsidiary and a U.S. subsidiary have a revolving credit facility in Mexico. At December 31, 2022, the amounts available and utilized under this facility were $200 million. At December 31, 2021, the amounts available and utilized under this facility were $200 million and $158 million, respectively. The facility ultimately matures on November 22, 2024, has covenants relating to the Mexican and U.S. subsidiaries, and has customary representations and warranties and defaults relating to the Mexican and U.S. subsidiaries' ability to perform their respective obligations under the facility. As of December 31, 2022, SOFR has replaced LIBOR as the base interest rate for all tranches of loans under this facility.

Our Chinese subsidiaries have several financing arrangements in China. These facilities contain covenants relating to these Chinese subsidiaries and have customary representations and warranties and defaults relating to these Chinese subsidiaries' ability to perform their respective obligations under these facilities. These facilities are also available for other off-balance sheet utilization, such as letters of credit and bank acceptances.

The following table presents the total amounts available and utilized under the Chinese financing arrangements:

(In millions)	December 31, 2022		December 31, 2021	
Total available	$	**852**	$	**1,033**
Amounts utilized:				
Notes Payable and Overdrafts	$	26	$	37
Long Term Debt due Within One Year		136		124
Long Term Debt		99		209
Letters of credit, bank acceptances and other utilization		75		41
Total utilized	$	**336**	$	**411**
Maturities		1/23-8/25		1/22-6/24

Certain of these facilities can only be used to finance the expansion of one of our manufacturing facilities in China and, at December 31, 2022 and December 31, 2021, the unused amounts available under these facilities were $63 million and $81 million, respectively.

Debt Maturities

The annual aggregate maturities of our debt (excluding the impact of deferred financing fees, unamortized discounts and the fair value step-up related to the Cooper Tire acquisition), finance leases and notes payable and overdrafts for the five years subsequent to December 31, 2022 are presented below. Maturities of debt credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

(In millions)	2023	2024	2025	2026	2027
U.S.	$ 4	$ 205	$ 801	$ 899	$ 816
Foreign	617	378	173	13	280
	$ 621	$ 583	$ 974	$ 912	$ 1,096

DERIVATIVE FINANCIAL INSTRUMENTS

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading purposes.

Foreign Currency Contracts

We enter into foreign currency contracts in order to manage the impact of changes in foreign exchange rates on our consolidated results of operations and future foreign currency-denominated cash flows. These contracts may be used to reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade purchases and sales, equipment acquisitions, intercompany loans and royalty agreements. Contracts hedging short term trade receivables and payables normally have no hedging designation.

The following table presents the fair values for foreign currency hedge contracts that do not meet the criteria to be accounted for as cash flow hedging instruments:

(In millions)	December 31, 2022	December 31, 2021
Fair Values — Current asset (liability):		
Accounts receivable	$ 4	$ 9
Other current liabilities	(10)	(4)

At December 31, 2022 and 2021, these outstanding foreign currency derivatives had notional amounts of $1,197 million and $993 million, respectively, and were primarily related to intercompany loans. Other (Income) Expense included net transaction gains on derivatives of $34 million in 2022 and net transaction gains on derivatives of $35 million in 2021. These amounts were substantially offset in Other (Income) Expense by the effect of changing exchange rates on the underlying currency exposures.

The following table presents fair values for foreign currency hedge contracts that meet the criteria to be accounted for as cash flow hedging instruments:

(In millions)	December 31, 2022	December 31, 2021
Fair Values — Current asset (liability):		
Accounts receivable	$ 1	$ 1
Other current liabilities	(3)	(1)

At December 31, 2022 and 2021, these outstanding foreign currency derivatives had notional amounts of $71 million and $63 million, respectively, and primarily related to U.S. dollar denominated intercompany transactions. Based on our current forecasts, we believe that it is probable that the underlying hedge transactions will occur within an appropriate time frame in order to continue to qualify for cash flow hedge accounting treatment.

We enter into master netting agreements with counterparties. The amounts eligible for offset under the master netting agreements are not material and we have elected a gross presentation of foreign currency contracts in the Consolidated Balance Sheets.

The following table presents the classification of changes in fair values of foreign currency contracts that meet the criteria to be accounted for as cash flow hedging instruments (before tax and minority):

(In millions)	Year Ended December 31,		
	2022	2021	2020
Amount of gains deferred to AOCL..	$ —	$ 1	$ 15
Reclassification adjustment for amounts recognized in CGS	(2)	(2)	(13)

There were no estimated deferred gains at December 31, 2022 that are expected to be reclassified to earnings within the next twelve months.

The counterparties to our foreign currency contracts were considered by us to be substantial and creditworthy financial institutions that were recognized market makers at the time we entered into those contracts. We seek to control our credit exposure to these counterparties by diversifying across multiple counterparties, by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads, and by monitoring the financial strength of these counterparties on a regular basis. We also enter into master netting agreements with counterparties when possible. By controlling and monitoring exposure to counterparties in this manner, we believe that we effectively manage the risk of loss due to nonperformance by a counterparty. However, the inability of a counterparty to fulfill its contractual obligations to us could have a material adverse effect on our liquidity, financial position or results of operations in the period in which it occurs.

Note 17. Fair Value Measurements

The following table presents information about assets and liabilities recorded at fair value on the Consolidated Balance Sheet at December 31:

(In millions)	Total Carrying Value in the Consolidated Balance Sheet		Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
	2022	2021	2022	2021	2022	2021	2022	2021
Assets:								
Investments	$ 8	$ 10	$ 8	$ 10	$ —	$ —	$ —	$ —
Foreign Exchange Contracts	5	10	—	—	5	10	—	—
Total Assets at Fair Value	**$ 13**	**$ 20**	**$ 8**	**$ 10**	**$ 5**	**$ 10**	**$ —**	**$ —**
Liabilities:								
Foreign Exchange Contracts	$ 13	$ 5	$ —	$ —	$ 13	$ 5	$ —	$ —
Total Liabilities at Fair Value	**$ 13**	**$ 5**	**$ —**	**$ —**	**$ 13**	**$ 5**	**$ —**	**$ —**

The following table presents supplemental fair value information about long term fixed rate and variable rate debt, excluding finance leases, at December 31:

(In millions)	December 31, 2022	December 31, 2021
Fixed Rate Debt[(1)]:		
Carrying amount — liability..	$ 5,766	$ 5,781
Fair value — liability...	5,198	6,149
Variable Rate Debt[(1)]:		
Carrying amount — liability..	$ 1,474	$ 955
Fair value — liability...	1,437	955

(1)   Excludes Notes Payable and Overdrafts of $395 million and $406 million at December 31, 2022 and 2021, respectively, of which $217 million and $227 million, respectively, are at fixed rates and $178 million and $179 million, respectively, are at variable rates. The carrying value of Notes Payable and Overdrafts approximates fair value due to the short term nature of the facilities.

Long term debt with fair values of $4,946 million and $5,905 million at December 31, 2022 and 2021, respectively, were estimated using quoted Level 1 market prices. The carrying value of the remaining debt was based upon internal estimates of fair value derived from market prices for similar debt.

Note 18. Pension, Other Postretirement Benefits and Savings Plans

We provide employees with defined benefit pension or defined contribution savings plans. Our hourly U.S. pension plans are frozen, except for certain grandfathered participants in the Cooper Tire hourly pension plans who continue to accrue benefits, and provide benefits based on length of service. The principal salaried U.S. pension plans are frozen and provide benefits based on compensation and length of service. Salaried employees who made voluntary contributions to these plans receive higher benefits. We also provide certain U.S. employees and employees at certain non-U.S. subsidiaries with health care benefits or life insurance benefits upon retirement. Substantial portions of retiree health care benefits are not insured and are funded from operations.

During 2022, we communicated the termination of the Cooper Tire U.S. salaried defined benefit pension plan, which was frozen in 2009, to applicable participants. The termination of the plan, which had $380 million in assets and $375 million in estimated obligations on a termination accounting basis as of December 31, 2022, is expected to be completed in the first half of 2023.

During 2022, we recognized settlement charges of $124 million in Other (Income) Expense, primarily related to our U.S. pension plans. The settlement charges resulted from total lump sum payments exceeding annual service and interest cost of the applicable plans.

During 2021, we recognized settlement charges of $43 million in Other (Income) Expense, primarily related to our salaried U.S pension plans. The settlement charges resulted from total lump sum payments exceeding annual service and interest cost of the applicable plans.

During 2020, we recognized settlement charges of $28 million, primarily related to certain of our salaried U.S. pension plans, of which $24 million was recognized in Other (Income) Expense and $4 million in Rationalizations, related to the exit of employees under approved rationalization plans. The settlement charges resulted from total lump sum payments exceeding annual service and interest cost of the applicable plans. In addition, we recognized a curtailment credit of $6 million in Other (Income) Expense during 2020, related to a freeze of one of our non-U.S. defined benefit pension plans.

During 2020, we also recognized a curtailment credit of $4 million related to one of our Other Postretirement Benefits plans and a termination benefits charge of $5 million related to our hourly U.S. pension plan in Rationalizations, related to the exit of employees under approved rationalization plans.

Our U.K. pension plan obligations include $21 million to recognize the estimated impact to our plans from court rulings in 2018 and later, involving a plan with similar features to ours that was sponsored by another company, that required equal guaranteed minimum pension benefits for males and females. The increases were primarily recognized in AOCL during 2018 as prior service cost from plan amendments. The actual impact to our U.K. pension plans is still subject to the finalization of plan amendments in response to the court rulings and potential future judicial decisions.

Total benefits cost and amounts recognized in other comprehensive (income) loss follows:

	Pension Plans								
	U.S.			Non-U.S.			Other Postretirement Benefits		
(In millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Benefits cost (credit):									
Service cost	$ 13	$ 9	$ 4	$ 24	$ 30	$ 30	$ 3	$ 3	$ 2
Interest cost	133	94	126	60	47	56	12	9	8
Expected return on plan assets	(214)	(196)	(193)	(67)	(48)	(54)	—	—	—
Amortization of prior service cost (credit)	—	—	—	2	1	1	(1)	(6)	(9)
Amortization of net losses	101	107	109	21	33	38	2	3	4
Net periodic cost	**$ 33**	**$ 14**	**$ 46**	**$ 40**	**$ 63**	**$ 71**	**$ 16**	**$ 9**	**$ 5**
Net curtailments/settlements/ termination benefits	124	41	31	—	2	(4)	—	—	(4)
Total benefits cost	**$ 157**	**$ 55**	**$ 77**	**$ 40**	**$ 65**	**$ 67**	**$ 16**	**$ 9**	**$ 1**
Recognized in other comprehensive (income) loss before tax and minority:									
Prior service cost (credit) from plan amendments	$ 6	$ —	$ —	$ (1)	$ 3	$ 3	$ —	$ (4)	$ —
(Decrease) increase in net actuarial losses	(99)	(45)	108	(10)	(136)	(100)	(101)	(20)	5
Amortization of prior service (cost) credit in net periodic cost	—	—	—	(2)	(2)	(2)	1	6	9
Amortization of net losses in net periodic cost	(101)	(107)	(109)	(21)	(33)	(38)	(2)	(3)	(4)
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements	(124)	(41)	(26)	—	(2)	(9)	—	—	6
Total recognized in other comprehensive (income) loss before tax and minority	**$ (318)**	**$ (193)**	**$ (27)**	**$ (34)**	**$ (170)**	**$ (146)**	**$ (102)**	**$ (21)**	**$ 16**
Total recognized in total benefits cost and other comprehensive (income) loss before tax and minority	**$ (161)**	**$ (138)**	**$ 50**	**$ 6**	**$ (105)**	**$ (79)**	**$ (86)**	**$ (12)**	**$ 17**

Service cost is recorded in CGS or SAG. Other components of net periodic cost are recorded in Other (Income) Expense. Net curtailments, settlements and termination benefits are recorded in Other (Income) Expense or Rationalizations if related to a rationalization plan.

We use the fair value of pension assets in the calculation of pension expense for all plans.

Total benefits cost for our other postretirement benefits was $12 million, $5 million and $1 million for our U.S. plans in 2022, 2021 and 2020, respectively, and $4 million, $4 million and $0 million for our non-U.S. plans in 2022, 2021 and 2020, respectively.

The Medicare Prescription Drug Improvement and Modernization Act provides plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement health care plans. Our other postretirement benefits cost is presented net of this subsidy, which is less than $1 million annually.

The change in benefit obligation and plan assets for 2022 and 2021 and the amounts recognized in our Consolidated Balance Sheets at December 31, 2022 and 2021 are as follows:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2022	2021	2022	2021	2022	2021
Change in benefit obligation:						
Beginning balance	**$ (5,798)**	**$ (5,235)**	**$ (3,464)**	**$ (3,382)**	**$ (406)**	**$ (236)**
Service cost — benefits earned	(13)	(9)	(24)	(30)	(3)	(3)
Interest cost	(133)	(94)	(60)	(47)	(12)	(9)
Plan amendments	(6)	—	1	(3)	—	4
Actuarial gain	1,282	153	881	168	103	21
Participant contributions	—	—	(3)	(1)	(8)	(8)
Curtailments/settlements/ termination benefits	233	90	6	10	—	—
Acquisition of Cooper Tire [1]	—	(1,088)	—	(450)	—	(205)
Foreign currency translation	—	—	287	118	5	2
Benefit payments	351	385	149	153	29	28
Ending balance	**$ (4,084)**	**$ (5,798)**	**$ (2,227)**	**$ (3,464)**	**$ (292)**	**$ (406)**
Change in plan assets:						
Beginning balance	**$ 5,720**	**$ 4,970**	**$ 3,272**	**$ 3,041**	**$ —**	**$ —**
Actual return on plan assets	(969)	86	(845)	(9)	—	—
Company contributions to plan assets	—	29	32	30	—	—
Cash funding of direct participant payments	7	10	21	22	21	20
Participant contributions	—	—	3	1	8	8
Settlements	(233)	(90)	(6)	(10)	—	—
Acquisition of Cooper Tire [1]	—	1,100	—	412	—	—
Foreign currency translation	—	—	(285)	(62)	—	—
Benefit payments	(351)	(385)	(149)	(153)	(29)	(28)
Ending balance	**$ 4,174**	**$ 5,720**	**$ 2,043**	**$ 3,272**	**$ —**	**$ —**
Funded status at end of year	**$ 90**	**$ (78)**	**$ (184)**	**$ (192)**	**$ (292)**	**$ (406)**

(1) Represents the fair value of Cooper Tire related benefit plan obligations and plan assets as of the Closing Date.

Significant actuarial gains related to changes in benefit obligations for 2022 and 2021 primarily resulted from increases in discount rates.

Other postretirement benefits unfunded status was $205 million and $292 million for our U.S. plans at December 31, 2022 and 2021, respectively, and $87 million and $114 million for our non-U.S. plans at December 31, 2022 and 2021, respectively.

The funded status at December 31 recognized in the Consolidated Balance Sheets consists of:

	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
(In millions)	2022	2021	2022	2021	2022	2021
Noncurrent assets	$ 164	$ 96	$ 258	$ 432	$ —	$ —
Current liabilities	(4)	(7)	(21)	(22)	(24)	(25)
Noncurrent liabilities	(70)	(167)	(421)	(602)	(268)	(381)
Net amount recognized	**$ 90**	**$ (78)**	**$ (184)**	**$ (192)**	**$ (292)**	**$ (406)**

The amounts recorded in AOCL at December 31, net of tax and minority interest, consist of:

(In millions)	Pension Plans				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2022	2021	2022	2021	2022	2021
Prior service (credit) cost	$ 3	$ (3)	$ 22	$ 26	$ (4)	$ (5)
Net actuarial loss (gain)	1,836	2,160	435	465	(96)	7
Gross amount recorded	**1,839**	**2,157**	**457**	**491**	**(100)**	**2**
Deferred income taxes	81	3	(59)	(64)	1	(23)
Minority shareholders' equity	—	—	(4)	(1)	—	—
Net amount recorded	**$ 1,920**	**$ 2,160**	**$ 394**	**$ 426**	**$ (99)**	**$ (21)**

The following table presents significant weighted average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Postretirement Benefits	
	2022	2021	2022	2021
Discount rate:				
—U.S.	5.45%	2.82%	5.51%	2.87%
—Non-U.S.	4.69	2.01	6.75	4.69
Rate of compensation increase:				
—U.S.	N/A	N/A	N/A	N/A
—Non-U.S.	2.84	2.77	N/A	N/A

The following table presents significant weighted average assumptions used to determine benefits cost for the years ended December 31:

	Pension Plans			Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
Discount rate for determining interest cost:						
—U.S.	2.74%	1.72%	2.66%	2.33%	1.97%	2.68%
—Non-U.S.	2.32	1.82	2.26	6.65	6.54	5.68
Expected long term return on plan assets:						
—U.S.	4.23	3.74	4.22	N/A	N/A	N/A
—Non-U.S.	2.64	2.27	2.52	N/A	N/A	N/A
Rate of compensation increase:						
—U.S.	N/A	N/A	N/A	N/A	N/A	N/A
—Non-U.S.	2.77	2.89	2.92	N/A	N/A	N/A

For 2022, a weighted average discount rate of 2.74% was used to determine interest cost for the U.S. pension plans. This rate was derived from spot rates along a yield curve developed from a portfolio of corporate bonds from issuers rated AA or higher by established rating agencies as of December 31, 2021, applied to our expected benefit payment cash flows. For our non-U.S. locations, a weighted average discount rate of 2.32% was used. This rate was developed based on the nature of the liabilities and local environments, using available bond indices, yield curves, projected cash flows, and long term inflation.

For 2022, an assumed weighted average long term rate of return of 4.23% was used for the U.S. pension plans. In developing the long term rate of return, we evaluated input from our pension fund consultant on asset class return expectations, including determining the appropriate rate of return for our plans, which are substantially invested in fixed income securities. For our non-U.S. locations, an assumed weighted average long term rate of return of 2.64% was used. Input from local pension fund consultants concerning asset class return expectations and long term inflation form the basis of this assumption.

The U.S. pension plan mortality assumption is based on our actual historical experience or published actuarial tables, and expected future mortality improvements based on published actuarial tables. For our non-U.S. locations, mortality assumptions are based on published actuarial tables which include projections of future mortality improvements.

The following table presents estimated future benefit payments from the plans as of December 31, 2022. Benefit payments for U.S. pension plans in 2023 reflect the termination of the Cooper Tire U.S. salaried defined benefit pension plan. Benefit payments for other postretirement benefits are presented net of retiree contributions and Medicare Part D Subsidy Receipts:

(In millions)	Pension Plans U.S.	Pension Plans Non-U.S.	Other Postretirement Benefits
2023	$ 755	$ 147	$ 24
2024	358	141	24
2025	348	143	24
2026	346	145	24
2027	354	148	23
2028-2032	1,489	779	115

The following table presents selected information on our pension plans at December 31:

(In millions)	U.S. 2022	U.S. 2021	Non-U.S. 2022	Non-U.S. 2021
All plans:				
Accumulated benefit obligation	$ 4,077	$ 5,780	$ 2,167	$ 3,385
Plans not fully-funded:				
Projected benefit obligation	$ 275	$ 1,847	$ 799	$ 1,273
Accumulated benefit obligation	267	1,829	752	1,216
Fair value of plan assets	202	1,674	360	650

Certain non-U.S. subsidiaries maintain unfunded pension plans consistent with local practices and requirements. At December 31, 2022, these plans accounted for $176 million of our accumulated pension benefit obligation, $211 million of our projected pension benefit obligation, and $28 million of our AOCL adjustment. At December 31, 2021, these plans accounted for $226 million of our accumulated pension benefit obligation, $253 million of our projected pension benefit obligation, and $57 million of our AOCL adjustment.

We expect to contribute $25 million to $50 million to our funded pension plans in 2023.

Assumed health care cost trend rates at December 31 follow:

	2022	2021
Health care cost trend rate assumed for the next year	7.0%	6.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0	5.0
Year that the rate reaches the ultimate trend rate	2031	2028

Our pension plan weighted average investment allocation at December 31, by asset category, follows:

	U.S. 2022	U.S. 2021	Non-U.S. 2022	Non-U.S. 2021
Cash and short term securities	—%	1%	3%	2%
Equity securities	6	6	5	6
Debt securities	93	92	88	90
Alternatives	1	1	4	2
Total	**100%**	**100%**	**100%**	**100%**

Our pension investment policies recognize the long-term nature of pension liabilities, and are primarily designed to offset the future impact of discount rate movements on the funded status for our plans, with target return-seeking allocations based upon given funded ratio levels. All assets are managed externally according to target asset allocation guidelines we have established. Manager guidelines prohibit the use of any type of investment derivative without our prior approval. Portfolio risk is controlled by having managers comply with guidelines, establishing the maximum size of any single holding in their portfolios, and using managers with different investment styles. We periodically undertake asset and liability modeling studies to determine the appropriateness of the investments.

The portfolio of our U.S. pension plan assets includes holdings of global high quality and high yield fixed income securities, fixed income, equity and real estate collective trust funds, short term interest bearing deposits, and private equity and credit securities. The target asset allocation of our U.S. pension plans is 92% in duration-matched fixed income securities, 5% in private equity and credit securities, 2% in equity securities and 1% in real estate funds. Actual U.S. pension fund asset allocations are reviewed on a periodic basis and the pension funds are rebalanced to target ranges on an as needed basis.

The portfolios of our non-U.S. pension plans include holdings of global high quality and high yield fixed income securities, U.S. and non-U.S. equities, real estate funds, insurance contracts, repurchase agreements, and short term interest bearing deposits. The weighted average target asset allocation of the non-U.S. pension funds is approximately 90% fixed income, 5% equities and 5% in real estate funds.

The fair values of our pension plan assets at December 31, 2022 by asset category are as follows:

(In millions)	U.S. Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Non-U.S Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 7	$ 5	$ 2	$ —	$ 47	$ 43	$ 4	$ —
Equity Securities								
Common and Preferred Stock	—	—	—	—	22	22	—	—
Commingled Funds	—	—	—	—	14	14	—	—
Mutual Funds	—	—	—	—	15	6	9	—
Debt Securities								
Corporate Bonds	1,873	—	1,873	—	222	4	218	—
Government Bonds	646	—	646	—	1,369	51	1,318	—
Repurchase Agreements	—	—	—	—	(348)	—	(348)	—
Asset Backed Securities	157	—	157	—	21	5	16	—
Commingled Funds	—	—	—	—	25	19	6	—
Mutual Funds	—	—	—	—	10	10	—	—
Alternatives								
Commingled Funds	—	—	—	—	3	3	—	—
Insurance Contracts	1	—	—	1	20	—	—	20
Derivatives	1	—	1	—	1	—	1	—
Total Investments in the Fair Value Hierarchy	**2,685**	**$ 5**	**$ 2,679**	**$ 1**	**1,421**	**$ 177**	**$ 1,224**	**$ 20**
Investments Measured at Net Asset Value, as Practical Expedient:								
Equity Securities								
Commingled Funds	—				38			
Mutual Funds	111				3			
Partnership Interests	119				—			
Debt Securities								
Commingled Funds	283				453			
Mutual Funds	558				43			
Partnership Interests	153				29			
Short Term Securities								
Commingled Funds	222				14			
Pooled Separate Accounts	10				—			
Alternatives								
Commingled Funds	44				43			
Partnership Interests	—				20			
Total Investments	**4,185**				**2,064**			
Other	(11)				(21)			
Total Plan Assets	**$ 4,174**				**$ 2,043**			

The fair values of our pension plan assets at December 31, 2021 by asset category are as follows:

(In millions)	U.S. Total	U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	U.S. Significant Other Observable Inputs (Level 2)	U.S. Significant Other Unobservable Inputs (Level 3)	Non-U.S Total	Non-U.S Quoted Prices in Active Markets for Identical Assets (Level 1)	Non-U.S Significant Other Observable Inputs (Level 2)	Non-U.S Significant Other Unobservable Inputs (Level 3)
Cash and Short Term Securities	$ 71	$ 71	$ —	$ —	$ 56	$ 51	$ 5	$ —
Equity Securities								
Common and Preferred Stock	—	—	—	—	28	28	—	—
Commingled Funds	—	—	—	—	20	20	—	—
Mutual Funds	—	—	—	—	37	8	29	—
Debt Securities								
Corporate Bonds	2,673	—	2,673	—	286	5	281	—
Government Bonds	958	—	958	—	2,391	71	2,320	—
Repurchase Agreements	—	—	—	—	(570)	—	(570)	—
Asset Backed Securities	172	—	172	—	26	7	19	—
Commingled Funds	—	—	—	—	29	20	9	—
Mutual Funds	—	—	—	—	9	9	—	—
Alternatives								
Insurance Contracts	1	—	—	1	25	—	—	25
Derivatives	4	—	4	—	2	—	2	—
Total Investments in the Fair Value Hierarchy	**3,879**	**$ 71**	**$ 3,807**	**$ 1**	**2,339**	**$ 219**	**$ 2,095**	**$ 25**
Investments Measured at Net Asset Value, as Practical Expedient:								
Equity Securities								
Commingled Funds	8				102			
Mutual Funds	167				2			
Partnership Interests	161				13			
Debt Securities								
Commingled Funds	388				708			
Mutual Funds	877				76			
Partnership Interests	143				39			
Short Term Securities								
Commingled Funds	78				19			
Pooled Separate Accounts	10				—			
Alternatives								
Commingled Funds	60				39			
Total Investments	**5,771**				**3,337**			
Other	(51)				(65)			
Total Plan Assets	**$ 5,720**				**$ 3,272**			

At December 31, 2022 and 2021, the Plans did not directly hold any of our common stock.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that are measured at Net Asset Value ("NAV") as a practical expedient to estimate fair value are not classified in the fair value hierarchy. Under the practical expedient approach, the NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total plan assets. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

- *Cash and Short Term Securities:* Cash and cash equivalents consist of U.S. and foreign currencies. Foreign currencies are reported in U.S. dollars based on currency exchange rates readily available in active markets. Short term securities held in commingled funds or pooled separate accounts are valued at the NAV of units held at year end, as determined by the investment manager.

- *Equity Securities:* Common and preferred stock, which are held in non-U.S. companies, are valued at the closing price reported on the active market on which the individual securities are traded. Commingled funds are primarily valued at the NAV of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the NAV of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or a pricing vendor or the fund family if an active market is not available. Partnership interests in private equity securities are priced based on valuations using the partnership's latest available financial statements and the plan's percent ownership, adjusted for any cash transactions which occurred between the date of those financial statements and our year end.

- *Debt Securities:* Corporate and government bonds, including asset backed securities, are valued at the closing price reported on the active market on which the individual securities are traded, or based on institutional bid evaluations using proprietary models if an active market is not available. Repurchase agreements are valued at the contract price plus accrued interest. These secured borrowings are collateralized by government bonds held by the non-U.S. plans and have maturities less than one year. Commingled funds are primarily valued at the NAV of units held at year end, as determined by a pricing vendor or the fund family. Mutual funds are valued at the NAV of shares held at year end, as determined by the closing price reported on the active market on which the individual securities are traded, or a pricing vendor or the fund family if an active market is not available. Partnership interests in private credit securities are priced based on valuations using the partnership's latest available financial statements and the plan's percent ownership, adjusted for any cash transactions which occurred between the date of those financial statements and our year end.

- *Alternatives:* Commingled funds, which primarily consist of real estate funds, are valued based on the NAV as determined by the fund manager using the most recent financial information available. Partnership interests are invested in real estate and priced based on valuations using the partnership's latest available financial statements and the plan's percent ownership, adjusted for any cash transactions which occurred between the date of those financial statements and our year end. Other investments primarily include derivative financial instruments, which are valued using independent pricing sources which utilize industry standard derivative valuation models. Directed insurance contracts are valued as reported by the issuer, based on discounted cash flows using weighted average discount rates of 3.0% and 2.1% at December 31, 2022 and 2021, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in fair value of the non-U.S. pension plan insurance contracts classified as Level 3:

(In millions)	2022		2021	
Balance, beginning of year	$	25	$	28
Unrealized gains relating to instruments still held at the reporting date		(3)		(1)
Foreign currency translation		(2)		(2)
Balance, end of year	$	20	$	25

Savings Plans

Substantially all employees in the U.S. and employees of certain non-U.S. locations are eligible to participate in a defined contribution savings plan. Expenses recognized for contributions to these plans were $127 million, $116 million and $100 million for 2022, 2021 and 2020, respectively.

Note 19. Stock Compensation Plans

Our stock compensation plans (collectively, the "Plans") permit the grant of stock options, stock appreciation rights ("SARs"), performance share units, restricted stock, restricted stock units and other stock-based awards to employees and directors. Our current stock compensation plan, the 2022 Performance Plan, was adopted on April 11, 2022 and expires on February 28, 2032. A total of 21 million shares of our common stock may be issued in respect of grants made under the 2022 Performance Plan. Any shares of common stock that are subject to awards of stock options or SARs will be counted as one share for each share granted for purposes of the aggregate share limit and any shares of common stock that are subject to any other awards will be counted as 2 shares for each share granted for purposes of the aggregate share limit. In addition, shares of common stock that are subject to awards issued under the 2022 Performance Plan or certain prior Plans that expire according to their terms or are forfeited, terminated, canceled or surrendered or are settled, or can be paid, only in cash, or are surrendered in payment of taxes associated with such awards (other than stock options or SARs) will be available for issuance pursuant to a new award under the 2022 Performance Plan. Shares issued under our Plans are usually issued from shares of our common stock held in treasury.

Stock Options

Grants of stock options and SARs (collectively referred to as "options") under the Plans generally have a graded vesting period of four years whereby one-fourth of the awards vest on each of the first four anniversaries of the grant date, an exercise price equal to the fair market value of one share of our common stock on the date of grant (i.e., the closing market price on that date) and a contractual term of ten years. The exercise of tandem SARs cancels an equivalent number of stock options and, conversely, the exercise of stock options cancels an equivalent number of tandem SARs. Option grants are cancelled on, or 90 days following, termination of employment unless termination is due to retirement, death or disability under certain circumstances, in which case, all outstanding options vest fully and remain outstanding for a term set forth in the related grant agreement.

The following table summarizes the activity related to options during 2022:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1	**6,438,801**	**$ 17.03**		
Options granted	—	—		
Options exercised	(77,925)	12.59		$ 0.4
Options expired	(106,826)	12.24		
Options cancelled	(326,652)	16.50		
Outstanding at December 31	**5,927,398**	**17.20**	**5.3**	—
Vested and expected to vest at December 31	5,867,477	17.27	5.3	—
Exercisable at December 31	3,370,420	22.57	3.9	—
Available for grant at December 31	21,697,291			

In addition, the aggregate intrinsic value of options exercised in 2021 and 2020 was $11 million and $0 million, respectively.

Significant option groups outstanding at December 31, 2022 and related weighted average exercise price and remaining contractual term information follows:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Term (Years)
2/25/2020	3,578,172	1,021,194	$ 10.12	7.16
2/27/2017	530,581	530,581	35.26	4.16
2/22/2016	510,700	510,700	29.90	3.15
2/23/2015	455,688	455,688	27.16	2.15
2/24/2014	348,867	348,867	26.44	1.15
2/28/2013	217,400	217,400	12.98	0.16
All Other	285,990	285,990	(1)	(1)
	5,927,398	3,370,420		

(1)   Options in the "All other" category had exercise prices ranging from $15.10 to $32.72. The weighted average exercise price for options outstanding and exercisable in that category was $25.69 for both, while the remaining weighted average contractual term was 1.9 years for both.

Weighted average grant date fair values of stock options and the assumptions used in estimating those fair values are as follows:

	2020
Weighted average grant date fair value	$ 10.12
Black-Scholes model assumptions[1]:	
Expected term (years)	7.50
Interest rate	1.29%
Volatility	41.28%
Dividend yield	6.54%

(1)   We review the assumptions used in our Black-Scholes model in conjunction with estimating the grant date fair value of grants of options by our Board of Directors. There were no stock options granted during 2022 or 2021.

Performance Share Units

Performance share units granted under the Plans are earned over a three-year period beginning January 1 of the year of grant. Total units earned for grants made in 2022 and 2021 may vary between 0% and 200% and grants made during 2020 may vary between 0% and 133% of the units granted based on the attainment of performance targets during the related three-year period and continued service. The performance targets are established by the Board of Directors. All of the units earned will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified.

The following table summarizes the activity related to performance share units during 2022:

	Units	Weighted Average Grant Date Fair Value
Unvested at January 1	1,248,076	$ 17.46
Units granted	387,963	15.60
Units vested	(672,590)	14.36
Units forfeited	(299,759)	17.65
Unvested at December 31	663,690	19.43

We measure the fair value of grants of performance share units based primarily on the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants.

Restricted Stock Units

Restricted stock units granted under the Plans typically vest over a three-year period beginning on the date of grant. Restricted stock units will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified.

The following table summarizes the activity related to restricted stock units during 2022:

	Units	Weighted Average Grant Date Fair Value
Unvested at January 1	**2,446,979**	**$ 15.20**
Units granted	894,037	14.36
Units vested	(1,845,892)	16.77
Units forfeited	(120,516)	15.75
Unvested at December 31	**1,374,608**	**12.95**
Units vested but not released	1,084,817	17.57
Outstanding at December 31	**2,459,425**	**14.99**

We measure the fair value of grants of restricted stock units based on the closing market price of a share of our common stock on the date of the grant.

Other Information

Stock-based compensation expense, cash payments made to settle SARs and cash received from the exercise of stock options follows:

(In millions)	2022	2021	2020
Stock-based compensation expense recognized	$ 14	$ 36	$ 31
Tax benefit	(3)	(8)	(8)
After-tax stock-based compensation expense	**$ 11**	**$ 28**	**$ 23**
Cash payments to settle SARs	$ —	$ —	$ —
Cash received from stock option exercises	$ 1	$ 26	$ —

As of December 31, 2022, unearned compensation cost related to the unvested portion of all stock-based awards was $17 million and is expected to be recognized over the remaining vesting period of the respective grants, through the fourth quarter of 2025.

Note 20. Commitments and Contingent Liabilities

Environmental Matters

We have recorded liabilities totaling $80 million at both December 31, 2022 and 2021, for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by us. Of these amounts, $20 million and $21 million were included in Other Current Liabilities at December 31, 2022 and 2021, respectively. The costs include legal and consulting fees, site studies, the design and implementation of remediation plans, post-remediation monitoring and related activities, and will be paid over several years. The amount of our ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. We have limited potential insurance coverage for future environmental claims.

Since many of the remediation activities related to environmental matters vary substantially in duration and cost from site to site and the associated costs for each vary depending on the mix of unique site characteristics, in some cases we cannot reasonably estimate a range of possible losses. Although it is not possible to estimate with certainty the outcome of all of our environmental matters, management believes that potential losses in excess of current reserves for environmental matters, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.

Workers' Compensation

We have recorded liabilities, on a discounted basis, totaling $187 million and $194 million for anticipated costs related to workers' compensation at December 31, 2022 and 2021, respectively. Of these amounts, $37 million and $38 million were included in Current Liabilities as part of Compensation and Benefits at December 31, 2022 and 2021, respectively. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. At December 31, 2022 and 2021, the liability was discounted using a risk-free rate of return. At December 31, 2022, we estimate that it is reasonably possible that the liability could exceed our recorded amounts by approximately $25 million.

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

General and Product Liability and Other Litigation

We have recorded liabilities for both asserted and unasserted claims totaling $412 million and $390 million, including related legal fees expected to be incurred, for potential product liability and other tort claims, including asbestos claims, at December 31, 2022 and 2021, respectively. Of these amounts, $39 million and $41 million were included in Other Current Liabilities at December 31, 2022 and 2021, respectively. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. Based upon that assessment, at December 31, 2022, we do not believe that estimated reasonably possible losses associated with general and product liability claims in excess of the amounts recorded will have a material adverse effect on our financial position, cash flows or results of operations. However, the amount of our ultimate liability in respect of these matters may differ from these estimates.

We have recorded an indemnification asset within Accounts Receivable of $1 million and within Other Assets of $20 million for Sumitomo Rubber Industries, Ltd.'s ("SRI") obligation to indemnify us for certain product liability claims related to products manufactured by a formerly consolidated joint venture entity, subject to certain caps and restrictions.

Asbestos. We are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos in certain products manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and federal courts. To date, we have disposed of approximately 157,600 claims by defending, obtaining a dismissal thereof, or entering into a settlement. The sum of our accrued asbestos-related liability and gross payments to date, including legal costs, by us and our insurers totaled $570 million and $560 million through December 31, 2022 and 2021, respectively.

A summary of recent approximate asbestos claims activity follows. Because claims are often filed and disposed of by dismissal or settlement in large numbers, the amount and timing of settlements and the number of open claims during a particular period can fluctuate significantly.

(Dollars in millions)	2022	2021	2020
Pending claims, beginning of year	38,200	38,700	39,600
New claims filed during the year	900	1,000	1,100
Claims settled/dismissed	(1,900)	(1,500)	(2,000)
Pending claims, end of year	37,200	38,200	38,700
Payments[1]	$ 16	$ 15	$ 13

(1) Represents cash payments made during the period by us and our insurers on asbestos litigation defense and claim resolution.

We periodically, and at least annually, review our existing reserves for pending claims, including a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries. We recorded gross liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $125 million and $131 million at December 31, 2022 and 2021, respectively. In determining the estimate of our asbestos liability, we evaluated claims over the next ten-year period. Due to the difficulties in making these estimates, analysis based on new data and/or a change in circumstances arising in the future may result in an increase in the recorded obligation, and that increase could be significant.

We maintain certain primary and excess insurance coverage under coverage-in-place agreements, and also have additional excess liability insurance with respect to asbestos liabilities. After consultation with our outside legal counsel and giving consideration to agreements with certain of our insurance carriers, the financial viability and legal obligations of our insurance carriers and other relevant factors, we determine an amount we expect is probable of recovery from such carriers. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery.

We recorded an insurance receivable related to asbestos claims of $70 million and $77 million at December 31, 2022 and 2021, respectively. We expect that approximately 55% of asbestos claim related losses would be recoverable through insurance during the ten-year period covered by the estimated liability. Of these amounts, $11 million and $12 million were included in Current Assets as part of Accounts Receivable at December 31, 2022 and December 31, 2021, respectively. The recorded receivable consists of an amount we expect to collect under coverage-in-place agreements with certain primary and excess insurance carriers as well as an amount we believe is probable of recovery from certain of our other excess insurance carriers.

We believe that, at December 31, 2022, we had approximately $530 million in excess level policy limits applicable to indemnity and defense costs for asbestos products claims under coverage-in-place agreements. We also had additional unsettled excess level policy limits potentially applicable to such costs. In addition, we had coverage under certain primary policies for indemnity and defense costs for asbestos products claims under remaining aggregate limits pursuant to a coverage-in-place

agreement, as well as coverage for indemnity and defense costs for asbestos premises claims pursuant to coverage-in-place agreements.

We believe that our reserve for asbestos claims, and the receivable for recoveries from insurance carriers recorded in respect of these claims, reflects reasonable and probable estimates of these amounts. The estimate of the liabilities and assets related to pending and expected future asbestos claims and insurance recoveries is subject to numerous uncertainties, including, but not limited to, changes in:

- the litigation environment,

- federal and state law governing the compensation of asbestos claimants,

- recoverability of receivables due to potential insolvency of insurance carriers,

- our approach to defending and resolving claims, and

- the level of payments made to claimants from other sources, including other defendants and 524(g) trusts.

As a result, with respect to both asserted and unasserted claims, it is reasonably possible that we may incur a material amount of cost in excess of the current reserve; however, such amounts cannot be reasonably estimated. Coverage under insurance policies is subject to varying characteristics of asbestos claims including, but not limited to, the type of claim (premise vs. product exposure), alleged date of first exposure to our products or premises and disease alleged. Recoveries may also be limited by insurer insolvencies or financial difficulties. Depending upon the nature of these characteristics or events, as well as the resolution of certain legal issues, some portion of the insurance may not be accessible by us.

Other Actions

We are currently a party to various claims, indirect tax assessments and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations.

Our recorded liabilities and estimates of reasonably possible losses for the contingent liabilities described above are based on our assessment of potential liability using the information available to us at the time and, where applicable, any past experience and recent and current trends with respect to similar matters. Our contingent liabilities are subject to inherent uncertainties, and unfavorable judicial or administrative decisions could occur which we did not anticipate. Such an unfavorable decision could include monetary damages, fines or other penalties or an injunction prohibiting us from taking certain actions or selling certain products. If such an unfavorable decision were to occur, it could result in a material adverse impact on our financial position and results of operations in the period in which the decision occurs or in future periods.

Income Tax Matters

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize income tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize income tax benefits when based on new information we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, our results of operations and effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash, and lead to recognition of expense to the extent the settlement amount exceeds recorded liabilities and, in the case of an income tax settlement, result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction of expense to the extent the settlement amount is lower than recorded liabilities and, in the case of an income tax settlement, would result in a reduction in our effective tax rate in the period of resolution.

While the Company applies consistent transfer pricing policies and practices globally, supports transfer prices through economic studies, seeks advance pricing agreements and joint audits to the extent possible and believes its transfer prices to be appropriate, such transfer prices, and related interpretations of tax laws, are occasionally challenged by various taxing authorities globally. We have received various tax assessments challenging our interpretations of applicable tax laws in various

jurisdictions. Although we believe we have complied with applicable tax laws, have strong positions and defenses and have historically been successful in defending such claims, our results of operations could be materially adversely affected in the case we are unsuccessful in the defense of existing or future claims.

Binding Commitments and Guarantees

At December 31, 2022, we had binding commitments for raw materials, capital expenditures, utilities and various other types of contracts totaling approximately $2.7 billion, of which approximately $1.4 billion relate to commitments on contracts that extend beyond 2023. In addition, we have other contractual commitments, the amounts of which cannot be estimated, pursuant to certain long term agreements under which we will purchase varying amounts of certain raw materials and finished goods at agreed upon base prices that may be subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that may be subject to periodic adjustments for changes in our or our suppliers' production levels.

We have off-balance sheet financial guarantees and other commitments totaling $32 million and $34 million at December 31, 2022 and 2021, respectively. We issue guarantees to financial institutions or other entities on behalf of certain of our affiliates, lessors or customers. We generally do not receive a separate premium as consideration for, and do not require collateral in connection with, the issuance of these guarantees.

In 2015, as a result of the dissolution of the global alliance with SRI, we issued a guarantee of $46 million to an insurance company related to SRI's obligation to pay certain outstanding workers' compensation claims of a formerly consolidated joint venture entity. As of December 31, 2022, this guarantee amount has been reduced to $18 million. We have concluded the probability of our performance to be remote and, therefore, have not recorded a liability for this guarantee. While there is no fixed duration of this guarantee, we expect the amount of this guarantee to continue to decrease over time as the formerly consolidated joint venture entity pays its outstanding claims.

If our performance under these guarantees is triggered by non-payment or another specified event, we would be obligated to make payment to the financial institution or the other entity, and would typically have recourse to the affiliate, lessor, customer, or SRI. We are unable to estimate the extent to which our affiliates', lessors', customers', or SRI's assets would be adequate to recover any payments made by us under the related guarantees.

We have an agreement to provide a revolving loan commitment to TireHub, LLC of up to $100 million. At December 31, 2022, $17 million was drawn on this commitment. At December 31, 2021, no funds were drawn on this commitment.

Indemnifications

At December 31, 2022, we were a party to various agreements under which we had assumed obligations to indemnify the counterparties from certain potential claims and losses. These agreements typically involve standard commercial activities undertaken by us in the normal course of business; the sale of assets by us; the formation or dissolution of joint venture businesses to which we had contributed assets in exchange for ownership interests; and other financial transactions. Indemnifications provided by us pursuant to these agreements relate to various matters including, among other things, environmental, tax and shareholder matters; intellectual property rights; government regulations; employment-related matters; and dealer, supplier and other commercial matters.

Certain indemnifications expire from time to time, and certain other indemnifications are not subject to an expiration date. In addition, our potential liability under certain indemnifications is subject to maximum caps, while other indemnifications are not subject to caps. Although we have been subject to indemnification claims in the past, we cannot reasonably estimate the number, type and size of indemnification claims that may arise in the future. Due to these and other uncertainties associated with the indemnifications, our maximum exposure to loss under these agreements cannot be estimated.

We have determined that there are no indemnifications or guarantees other than liabilities for which amounts are already recorded or reserved in our consolidated financial statements under which it is probable that we have incurred a liability.

Warranty

We recorded $28 million and $37 million for potential claims under warranties offered by us at December 31, 2022 and December 31, 2021, respectively, the majority of which are recorded in Other Current Liabilities.

The following table presents changes in the warranty reserve during 2022 and 2021:

(In millions)	2022	2021
Balance at January 1	$ 37	$ 22
Cooper Tire acquisition	—	15
Payments made during the period	(43)	(29)
Expense recorded during the period	35	29
Translation adjustment	(1)	—
Balance at December 31	$ 28	$ 37

Note 21. Capital Stock

Dividends

During 2020, we paid cash dividends of $37 million on our common stock. This excludes dividends earned on stock based compensation plans of $1 million. On April 16, 2020, we announced that we suspended the quarterly dividend on our common stock.

Common Stock Repurchases

We may repurchase shares delivered to us by employees as payment for the exercise price of stock options and the withholding taxes due upon the exercise of stock options or the vesting or payment of stock awards. During 2022, 2021 and 2020, we did not repurchase any shares from employees.

Note 22. Accumulated Other Comprehensive Loss

The following table presents changes in AOCL by component for the years ended December 31, 2022, 2021 and 2020, after tax and minority interest:

(In millions) Income (Loss)	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) from Securities	Unrecognized Net Actuarial Losses and Prior Service Costs	Deferred Derivative Gains (Losses)	Total
Balance at December 31, 2019	$ (1,156)	$ —	$ (2,983)	$ 3	$ (4,136)
Other comprehensive income (loss) before reclassifications[1]	(128)	—	(4)	15	(117)
Amounts reclassified from accumulated other comprehensive loss	—	—	131	(13)	118
Balance at December 31, 2020	$ (1,284)	$ —	$ (2,856)	$ 5	$ (4,135)
Other comprehensive income (loss) before reclassifications	(118)	—	153	1	36
Amounts reclassified from accumulated other comprehensive loss	—	—	138	(2)	136
Balance at December 31, 2021	$ (1,402)	$ —	$ (2,565)	$ 4	$ (3,963)
Other comprehensive income (loss) before reclassifications	(261)	1	162	—	(98)
Amounts reclassified from accumulated other comprehensive loss	—	—	188	(2)	186
Balance at December 31, 2022	$ (1,663)	$ 1	$ (2,215)	$ 2	$ (3,875)

(1)   Includes adjustments to AOCL of $27 million in 2020 to adjust the prior year obligation of our frozen U.K. pension plan.

The following table presents reclassifications out of AOCL for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,			
(In millions) (Income) Expense	2022	2021	2020	
Component of AOCL	Amount Reclassified from AOCL			Affected Line Item in the Consolidated Statements of Operations
Amortization of prior service cost and unrecognized gains and losses	$ 125	$ 139	$ 144	Other (Income) Expense
Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures	124	43	29	Other (Income) Expense / Rationalizations
Unrecognized Net Actuarial Losses and Prior Service Costs, before tax	$ 249	$ 182	$ 173	
Tax effect	(61)	(44)	(42)	United States and Foreign Taxes
Net of tax	$ 188	$ 138	$ 131	Goodyear Net Income (Loss)
Deferred Derivative (Gains) Losses	$ (2)	$ (2)	$ (13)	Cost of Goods Sold
Tax effect	—	—	—	United States and Foreign Taxes
Net of tax	$ (2)	$ (2)	$ (13)	Goodyear Net Income (Loss)
Total reclassifications	$ 186	$ 136	$ 118	Goodyear Net Income (Loss)

The following table presents the details of comprehensive income (loss) attributable to minority shareholders:

	Year Ended December 31,		
(In millions)	2022	2021	2020
Net Income Attributable to Minority Shareholders	$ 7	$ 16	$ 4
Other Comprehensive Income (Loss):			
Foreign currency translation	(14)	(21)	(6)
Decrease/Increase in net actuarial losses	(3)	1	(1)
Other Comprehensive Income (Loss)	$ (17)	$ (20)	$ (7)
Comprehensive Income (Loss) Attributable to Minority Shareholders	$ (10)	$ (4)	$ (3)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2022 using the framework specified in *Internal Control — Integrated Framework (2013)*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Goodyear Tire & Rubber Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Goodyear Tire & Rubber Company and its subsidiaries (the "Company") as of December 31, 2022 and 2021 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or

disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes - Valuation of U.S. Deferred Tax Assets Related to Foreign Tax Credits

As described in Note 7 to the consolidated financial statements, as of December 31, 2022, the Company has approximately $1.1 billion of U.S. federal, state and local net deferred tax assets, inclusive of valuation allowances totaling $26 million primarily for state tax loss carryforwards with limited lives. Approximately $230 million of these U.S. net deferred tax assets relate to foreign tax credits with limited lives. A valuation allowance is not required to the extent that, in management's judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that the Company's deferred tax assets will be realized. As disclosed by management, the valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets. In the U.S., the Company has a cumulative loss for the three-year period ended December 31, 2022. However, in assessing the Company's ability to utilize its net deferred tax assets, management also considered other objectively verifiable information, including the Company's improvement in its U.S. operating results driven by tire volume recovery compared to 2020 levels as well as the favorable impact of the Cooper Tire & Rubber Company acquisition which occurred in 2021. Management determined there was sufficient positive, objectively verifiable evidence to conclude that it is more likely than not that, as of December 31, 2022, the U.S. net deferred tax assets related to foreign tax credits will be fully utilized.

The principal considerations for our determination that performing procedures relating to the valuation of U.S. deferred tax assets related to foreign tax credits is a critical audit matter are (i) the significant judgment by management in determining whether the U.S. deferred tax assets related to foreign tax credits are more likely than not to be realized in the future and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management's assessment of the realizability of U.S. deferred tax assets related to foreign tax credits.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the realizability of deferred tax assets related to foreign tax credits, including controls over projections of future profitability by year. These procedures also included, among others (i) evaluating the positive and negative evidence available to support management's assessment of the realizability of U.S. deferred tax assets related to foreign tax credits; (ii) testing the completeness and accuracy of underlying data used in management's assessment; and (iii) evaluating the reasonableness of management's projections of future profitability by year of the U.S. business. Evaluating the reasonableness of management's projections of future profitability by year of the U.S. business involved considering (i) the current and past performance of the U.S. business; (ii) the consistency with external market and industry data; (iii) whether tax planning strategies are prudent and feasible; and (iv) the consistency with evidence obtained in other areas of the audit.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 13, 2023

We have served as the Company's auditor since 1898.

GENERAL INFORMATION REGARDING OUR SEGMENTS

For the year ended December 31, 2022, we operated our business through three operating segments representing our regional tire businesses: Americas; Europe, Middle East and Africa; and Asia Pacific.

Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. We manufacture and sell numerous lines of rubber tires for:

- automobiles
- trucks
- buses
- aircraft
- motorcycles
- earthmoving and mining equipment
- farm implements
- industrial equipment, and
- various other applications.

In each case, our tires are offered for sale to vehicle manufacturers for mounting as original equipment (“OE”) and for replacement worldwide. We manufacture and sell tires under the Goodyear, Cooper, Dunlop, Kelly, Debica, Sava, Fulda, Mastercraft and Roadmaster brands and various “house” brands, and the private-label brands of certain customers. In certain geographic areas we also:

- retread truck, aviation and off-the-road ("OTR") tires,
- manufacture and sell tread rubber and other tire retreading materials,
- sell chemical products, and/or
- provide automotive and commercial repair services and miscellaneous other products and services.

Our principal products are new tires for most applications. Approximately 86% of our sales in 2022, 85% in 2021 and 84% in 2020 were for tire units. Sales of chemical products to unaffiliated customers were 3% of our consolidated sales in each of 2022, 2021 and 2020 (5%, 6% and 5% of Americas total sales in 2022, 2021 and 2020, respectively). The percentages of each segment’s sales attributable to tire units during the periods indicated were:

	Year Ended December 31,		
Tire Unit Sales	**2022**	**2021**	**2020**
Americas	84%	82%	78%
Europe, Middle East and Africa	88	89	90
Asia Pacific	94	93	91

Each segment exports tires to other segments. The financial results of each segment exclude sales of tires exported to other segments, but include operating income derived from such transactions.

Goodyear does not include motorcycle, aviation or race tires in reported tire unit sales.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's Midcap 400 Index (the "S&P Midcap 400") and the Dow Jones US Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 2017 and ending December 31, 2022. The graph assumes the investment of $100 on December 31, 2017 in Goodyear Common Stock, in the S&P Midcap 400 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among The Goodyear Tire & Rubber Company, the S&P Midcap 400
and the Dow Auto Parts



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

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DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Norma B. Clayton, 64
Retired Vice President,
Learning, Training and Development
The Boeing Company
Elected 2022 1, 3

James A. Firestone, 68
Retired Executive Vice President
and President, Corporate Strategy
and Asia Operations
Xerox Corporation
Elected 2007 2, 4, 6

Werner Geissler, 69
Retired Vice Chairman, Global Operations
The Procter & Gamble Company
Elected 2011 1, 4

Laurette T. Koellner, 68
Retired President
Boeing International
Elected 2015 2, 5, 6

Richard J. Kramer, 59
Chairman of the Board,
Chief Executive Officer and President
The Goodyear Tire & Rubber Company
Elected 2010 6

Karla R. Lewis, 57
President and Chief Executive Officer
Reliance Steel & Aluminum Co.
Elected 2021 4, 5, 6

Prashanth Mahendra-Rajah, 53
Executive Vice President, Finance
and Chief Financial Officer
Analog Devices, Inc.
Elected 2021 1,3

John E. McGlade, 69
Retired Chairman, President
and Chief Executive Officer
Air Products and Chemicals, Inc.
Elected 2012 1, 5, 6

Roderick A. Palmore, 71
Senior Counsel at Dentons US LLP
Retired Executive Vice President,
General Counsel, Chief Compliance and
Risk Management Officer and Secretary
General Mills, Inc.
Elected 2012 1, 3, 6

Hera Kitwan Siu, 63
Retired Chief Executive Officer,
Greater China, Cisco Systems, Inc.
Elected 2019 3, 4

Michael R. Wessel, 63
President
The Wessel Group Inc.
Elected 2005 3

Thomas L. Williams, 64
Executive Chairman of the Board
of Parker-Hannifin Corporation;
Formerly Chief Executive Officer
of Parker-Hannifin Corporation
Elected 2019 2, 5, 6

1 Audit Committee   2 Human Capital and Compensation Committee   3 Committee on Corporate Responsibility and Compliance   4 Finance Committee   5 Governance Committee   6 Executive Committee

CORPORATE OFFICERS

Richard J. Kramer, 59*
Chairman of the Board, Chief
Executive Officer and President
23 years of service, officer since 2000

Christina L. Zamarro, 51
Executive Vice President
and Chief Financial Officer
15 years of service, officer since 2020

Darren R. Wells, 57
Executive Vice President and
Chief Administrative Officer
18 years of service, officer since 2018

Laura P. Duda, 53
Senior Vice President and
Chief Communications Officer
Seven years of service, officer since 2019

Christopher P. Helsel, 57
Senior Vice President, Global
Operations and Chief Technology Officer
26 years of service, officer since 2018

David E. Phillips, 47
Senior Vice President
and General Counsel
11 years of service, officer since 2019

Gary S. VanderLind, 60
Senior Vice President and
Chief Human Resources Officer
37 years of service, officer since 2019

Evan M. Scocos, 52
Vice President and Controller
18 years of service, officer since 2016

Daniel T. Young, 55
Secretary and Associate
General Counsel
15 years of service, officer since 2016

Jordan L. Coughlin, 42
Vice President and Treasurer
One year of service, officer since 2023

BUSINESS UNIT OFFICERS

Christopher R. Delaney, 61
President, Europe, Middle East
and Africa
Seven years of service, officer since 2016

Nathaniel Madarang, 52
President, Asia Pacific
14 years of service, officer since 2021

Stephen R. McClellan, 57
President, Americas
35 years of service, officer since 2008

* Also a director

FACILITIES

AMERICAS

United States
Akron, Ohio.. Global Headquarters, Americas Headquarters, Innovation Center, Tire Proving Grounds, Airship Operations, Chemicals, Racing Tires, Tire Test Lab
Bayport, Texas.............................Chemicals
Beaumont, Texas..............Synthetic Rubber
Carson, California .... Airship Operations
Clarksdale, Mississippi....................Bladders, Mixed Stock, Compounding
Danville, Virginia ....Aircraft Tires, Commercial Tires
Fayetteville, North Carolina ......Consumer Tires
Findlay, Ohio....................... Consumer Tires, Technical Center, Tire Molds
Hebron, Ohio................ Development Center
Houston, Texas.................Synthetic Rubber
Kingman, Arizona........Aircraft Tire Retreading
Lawton, Oklahoma.............. Consumer Tires
Niagara Falls, New York ....Chemicals
Pompano Beach, Florida ....Airship Operations
San Angelo, Texas....... Tire Proving Grounds
Social Circle, Georgia ....Tread Rubber
Statesville, North Carolina...........Tire Molds
Stockbridge, Georgia .... Aircraft Tire Retreading
San Francisco, California ......Innovation Lab
Texarkana, Arkansas .... Consumer Tires
Topeka, Kansas .... Commercial Tires, OTR Tires
Tupelo, Mississippi.............. Consumer Tires

Brazil
Americana............ Tire Proving Grounds, Consumer Tires, Commercial Tires, OTR Tires
Santa Barbara............ Retread Materials, Aircraft Tire Retreading

Canada
Medicine Hat, Alberta ......Consumer Tires
Napanee, Ontario ....Consumer Tires
Valleyfield, Quebec........... Mixing Center

Chile
Santiago......................Consumer Tires

Colombia
Cali .... Commercial Tires, OTR Tires

Mexico
El Salto........................Consumer Tires
San Luis Potosi ....Consumer Tires

Peru
Lima .... Consumer Tires, Commercial Tires

EUROPE, MIDDLE EAST and AFRICA

Belgium
Brussels..............Europe, Middle East and Africa Headquarters

England
Melksham ....Consumer Tires, Motorcycle Tires, Racing Tires, Technical Center

Finland
Ivalo (Saariselka) .....Tire Proving Grounds

France
Amiens......................... Consumer Tires
Mireval ....Tire Proving Grounds
Montlucon .... Consumer Tires, Motorcycle Tires, Racing Tires
Riom .... Retreading

Germany
Furstenwalde................. Consumer Tires
Fulda .... Consumer Tires
Hanau.....................Development Center, Consumer Tires, Tire Test Lab
Riesa ....Consumer Tires
Wittlich..................Tire Proving Grounds, Commercial Tires, Retreading

Luxembourg
Colmar–Berg...............Innovation Center, Tire Proving Grounds, Commercial Tires, Regional Calendering Center, OTR Tires, Tire Molds, Tire Test Lab
Dudelange .... Consumer Tires

Netherlands
Tilburg...............Aircraft Tire Retreading

Poland
Debica......................... Consumer Tires, Commercial Tires

Serbia
Krusevac .... Consumer Tires

Slovenia
Kranj ....Consumer Tires, Commercial Tires

South Africa
Kariega.......... Consumer Tires, OTR Tires

Turkey
Adapazari .... Consumer Tires
Izmit ....Commercial Tires

ASIA PACIFIC

China
Kunshan ....Consumer Tires, Development Center
Pulandian ....Development Center, Consumer Tires, Commercial Tires
Qingdao City................. Commercial Tires
Shanghai ....Asia Pacific Headquarters

India
Aurangabad ....Consumer Tires
Ballabgarh ....Commercial Tires, Agricultural Tires

Indonesia
Bogor .....Consumer Tires, Commercial Tires, Agricultural Tires, OTR Tires

Japan
Tatsuno .... OTR Tires

Malaysia
Kuala Lumpur ....Consumer Tires, Commercial Tires, Agricultural Tires, OTR Tires

Singapore
Singapore ..... Natural Rubber Purchasing

Thailand
Bangkok ... Consumer Tires, Aircraft Tires, Aircraft Tire Retreading, Test Fleet Center
Lampang ....Test Fleet Center

SHAREHOLDER INFORMATION

CORPORATE OFFICES

The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

GOODYEAR COMMON STOCK

The principal market for Goodyear common stock is the Nasdaq Global Select Market (symbol GT).

On February 14, 2023, there were 11,971 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the Nasdaq Global Select Market on February 14, 2023, was $11.66.

ANNUAL MEETING

4:30 p.m., Monday, April 10, 2023
Sheraton Suites
1989 Front Street
Cuyahoga Falls, Ohio 44221

Please direct meeting inquiries to:
Office of the Secretary, Dept. 822
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001

SHAREHOLDER INQUIRIES

Transfer Agent and Registrar:
Computershare Investor Services
P.O. BOX 43006
Providence, RI 02940-3006
(800) 317-4445
www.computershare.com

Inquiries concerning the issuance or transfer of stock certificates or share account information should be directed to Computershare. Provide Social Security number, account number and Goodyear's ID, GTR. Hearing-impaired shareholders can communicate directly with Computershare via a TDD by calling (800) 952-9245. Other shareholder inquiries should be directed to:

Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

FORM 10-K AND OTHER REPORTS

Paper copies of Goodyear's Annual Report on Form 10-K are available upon request. Quarterly reports on Form 10-Q are also available upon request. Copies of any of the above or Goodyear's Proxy Statement may be obtained without charge from:

Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001
(330) 796-3751

Copies of these reports may also be obtained from the company's Investor Website http://investor.goodyear.com.

Goodyear has included as Exhibits 31.1, 31.2 and 32.1 to its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission, certificates of Goodyear's Chief Executive Officer and Chief Financial Officer with respect to the Form 10-K.

CD COPY

A CD copy of the 2022 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-3751.

COMPUTERSHARE INVESTMENT PLAN

Computershare sponsors and administers a direct stock purchase and dividend reinvestment plan for current shareholders and new investors in Goodyear common stock. A brochure explaining the program may be obtained by contacting:
Computershare Investor Services
P.O. BOX 43006
Providence, RI 02940-3006
(800) 317-4445
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
200 Public Square, 19th Floor
Cleveland, Ohio 44114-2301

OTHER INFORMATION

Persons seeking information about Goodyear's corporate responsibility initiatives can access the company's Corporate Responsibility Website at: www.goodyear.com/responsibility.

Persons seeking general information about Goodyear or its products can access the company's Corporate Website at: www.goodyear.com/corporate.

Media representatives seeking information about Goodyear or contact information for spokespersons can access the company's Media Website at: www.goodyearnewsroom.com.



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